Exhibit 2.1

Execution Version

EQUITY PURCHASE AGREEMENT

dated as of

October 20, 2024

by and among

VIAD CORP

and

TL VOLTRON PURCHASER, LLC

Section 3.22	Customers and Suppliers	42
Section 3.23	Anti-Corruption and International Trade Laws	43
Section 3.24	Insurance	43
Section 3.25	No Other Representations and Warranties	44

i

Section 6.01	Tax Returns; Allocation of Taxes	68
Section 6.02	Cooperation on Tax Matters	71
Section 6.03	Buyer Covenants	71
Section 6.04	Tax Sharing Agreements	72

Section 10.09	Rights of Third-Parties	83
Section 10.10	Entire Agreement	83
Section 10.11	Amendments	83
Section 10.12	Severability	83

EXHIBITS

Exhibit A	Accounting Principles
Exhibit B	Form of Intellectual Property Assignment Agreement
Exhibit C	Form of Intellectual Property License Agreement
Exhibit D	Form of LLC Interest Assignment Agreement
Exhibit E	R&W Insurance Policy
Exhibit F	Sample Closing Statement
Exhibit G	Form of Transition Services Agreement

EQUITY PURCHASE AGREEMENT

This EQUITY PURCHASE AGREEMENT (this “Agreement”), dated as of October 20, 2024, is made by and among Viad Corp, a Delaware corporation (“Seller”) and TL Voltron Purchaser, LLC, a Delaware limited liability company (“Buyer”). Each of Seller and Buyer is referred to herein as a “Party” and collectively as the “Parties”.

W I T N E S S E T H:

WHEREAS, Seller and its direct and indirect Subsidiaries (collectively, the “Seller Group,” and each of Seller and such Subsidiaries, individually, a “Seller Group Entity”) are engaged in the GES Business and the Spiro Business (such businesses, collectively, the “Business”);

WHEREAS, (a) as of the date hereof, Seller owns, directly or indirectly, all of the issued and outstanding equity interests of each of the US Companies (such interests, the “US Company Interests”), GES Canada Limited, a Canada corporation (such Person, “GES Canada”, and such interests, the “Canada Interests”), GES Service Companies Limited, a company organized under the laws of the United Kingdom (such Person, “GES UK”) and Viad Service Companies Limited, company organized under the laws of the United Kingdom (such Person, “Viad UK”) and the EMEA Company Interests and (b) following the date hereof, Buyer shall form a Canadian corporation (“Canada Buyer”) and a limited company organized under the laws of the United Kingdom (“UK Buyer”);

WHEREAS, after giving effect to the Pre-Closing Transfers, GES US Holdings, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Seller (“US Holdco”), shall own, directly or indirectly, all of the US Company Interests (other than the issued and outstanding equity interests of US Holdco, all of which shall be owned by Seller);

WHEREAS, at the Closing, (a) Buyer desires to purchase all of the issued and outstanding equity interests of US Holdco (the “US Interests”) from Seller, and Seller desires to sell the US Interests to Buyer (or any of its Affiliate designees), (b) Canada Buyer desires to purchase all of Canada Interests from Seller, and Seller desires to sell the Canada Interests to Canada Buyer (or any of its Affiliate designees) and (c) UK Buyer desires to purchase all of the issued and outstanding equity interests of each of GES UK and Viad UK (collectively, the “UK Interests,” and together with the US Interests and the Canada Interests, the “Purchased Interests”) from Seller, and Seller desires to sell the UK Interests to UK Buyer (or any of its Affiliate designees), in each case, upon the terms and subject to the conditions hereinafter set forth; and

WHEREAS, simultaneously with the execution of this Agreement, Buyer has delivered to Seller a limited guaranty (the “Guaranty”), pursuant to which the Guarantors (as defined in the Guaranty) have agreed to guarantee payment of certain obligations set forth in this Agreement, in order to induce Seller to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
Definitions

Section 1.01          Definitions. As used herein, the following terms have the following meanings:

“Accounting Principles” means the accounting principles, practices, policies, judgments and methodologies set forth in Exhibit A to this Agreement.

“Action” means any claim, charge, action, suit, audit, investigation, assessment, demand, mediation (or alternative dispute resolution process) or arbitration by or before any Governmental Authority (other than office actions and similar notices or proceedings in connection with the prosecution of applications for registration or issuance of Intellectual Property Rights), whether civil, criminal, administrative or otherwise, in law or in equity, whether public or private.

“Adjustment Time” means 11:59 p.m. (Eastern Time) on the day immediately prior to the Closing Date; provided, that the Adjustment Time shall be the end of the day on the Closing Date for purposes of calculating any Pre-Closing Tax Liability.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or other ownership interests, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Anti-Corruption Laws” means all applicable U.S. and non-U.S. Laws relating to the prevention of corruption and bribery (including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Governmental Official, commercial entity, or any other Person to obtain an improper business advantage), including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010, and all applicable national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Assigned Intellectual Property” means, collectively, all Intellectual Property Rights that are owned by a Retained Company and used in, or held for use in, the Business (except, for the avoidance of doubt, the Retained Marks).

“Balance Sheet” means the unaudited balance sheets of the Business as of December 31, 2023 and as of the Balance Sheet Date.

“Balance Sheet Date” means August 31, 2024.

“Benefit Plan” means any “employee benefit plan”, as defined in Section 3(3) of ERISA and each employment, consulting, retirement, pension, deferred compensation, medical, dental, disability, life, severance, vacation, change in control, retention, incentive, bonus, commission, and equity or equity-based compensation plan, program, agreement or arrangement (whether or not an “employee benefit plan” within the meaning of Section 3(3) of ERISA), in each case, that is sponsored, maintained, administered, contributed to or required to be contributed to by any of Seller or its Affiliates (including the Group Companies), or with respect to which any of the Group Companies has any Liability, in any case, with respect to any current or former Service Providers, but excluding any plan, program or agreement sponsored or maintained by any Governmental Authority and further excluding any Multiemployer Plan.

“Business Assets” means all of the Seller Group’s right, title and interest in and to (a) all properties, rights and assets set forth on the Balance Sheet to the extent such properties, rights and assets continue to be owned or held as of the Closing, (b) all (i) Material Contracts, (ii) non-competition, non-solicitation or other restrictive covenant obligation of any Business Employee, (iii) Contracts from which revenue that is set forth on the Financial Statements is derived, and (iv) all other Contracts primarily related to the Business (other than any Retained Business Shared Contract), (c) any Business Insurance Claims that are pending as of the Closing (“Assigned Business Insurance Claims”), (d) the Real Property, (e) the Business Owned Intellectual Property Rights, (f) all Permits, (g) all Business Records and Business Data, and (h) any other properties, rights and assets primarily used in, primarily held for use or primarily related to the Business, but in each case, other than the Excluded Assets.

“Business Data” means all information related to the Business that is Processed by any of the IT Assets.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the commercial banks in New York, New York are closed.

“Business Employees” means (a) the employees of the Group Companies (other than the employees set forth on Section 1.01(a)(i) of the Disclosure Schedule (the “Transferred Retained Business Employees”)) and (b) the employees of the Seller Group Entities (other than the Group Companies) whose employment duties relate primarily to the Business, including the employees listed in Section 1.01(a)(ii) of the Disclosure Schedule (the “Transferred Business Employees”).

“Business Intellectual Property Rights” means the Business Owned Intellectual Property Rights together with other Intellectual Property Rights licensed by the Group Companies. For the avoidance of doubt, the Business Intellectual Property Rights do not include any Retained Marks.

“Business Liabilities” means all Liabilities (a) exclusively related to the Business, and (b) to the extent relating to both the Business and the Retained Business, the portion of such Liability related to the Business; provided that Business Liabilities shall not include any Retained Business Liabilities or Liabilities in respect of any Excluded Asset.

“Business Owned Intellectual Property Rights” means the Assigned Intellectual Property and all other Intellectual Property Rights owned by the Group Companies.

“Business Records” means all books, records, files, plans, studies, reports, manuals, handbooks, catalogs, brochures, ledgers, drawings, data and other similar materials (or portions thereof) to the extent related to the Group Companies or the Business, as well as tangible embodiments of Business Owned Intellectual Property Rights owned by the Group Companies, including (a) lists of customers, suppliers or personnel of the Business or the Group Companies (other than the Transferred Retained Business Employees), (b) all product, business and marketing plans of the Business or the Group Companies, (c) operating and personnel records of the Business or the Group Companies, and (d) Tax-related records and receipts (or portions thereof) of the Group Companies or otherwise to the extent related to the Business (other than Combined Tax Returns and related Tax work papers; provided that Seller shall use commercially reasonable efforts to redact any such Tax work papers used to prepare both Combined Tax Returns and standalone Tax Returns in a manner to cause them to constitute “Business Records” for this purpose).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Authority, including any presidential memoranda or executive orders, relating to the COVID-19 Pandemic, as well as any applicable guidance issued thereunder or relating thereto (including IRS Notice 2020-65, 2020-38 IRB) and any similar non-U.S. law.

“Cash and Cash Equivalents” of any Person as of any date means the cash and cash equivalents and deposits of such Person and its Subsidiaries, as (a) increased by any inbound checks and wires and deposits in transit, and (b) reduced by (i) any outbound checks and wires and deposits in transit and (ii) Restricted Cash, in each case, calculated in accordance with the Accounting Principles; provided that in no event shall the Cash and Cash Equivalents, as of the Adjustment Time, of the Group Companies, collectively, exceed the amount set forth on Section 1.01(b) of the Disclosure Schedule.

“Closing Date Net Working Capital” means the Net Working Capital as of the Adjustment Time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means each collective bargaining agreement, labor contract or Contract entered into with a union, labor organization or works council governing the terms and conditions of employment of any Business Employee or otherwise related to the Business.

“Combined Tax Return” means any Tax Return which includes one or more Group Companies, on the one hand, and one or more of Seller or the Retained Companies, on the other.

“Combined Taxes” means any Taxes which (a) are the subject of a Combined Tax Return or (b) which are imposed on or payable by any of the Group Companies as a result of their being included as part of a Tax group that includes Seller or any of the Retained Companies (including, for the avoidance of doubt, any such Taxes imposed under Pillar Two).

“Competition Laws” means any Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition and other antitrust, competition or merger control laws of any such jurisdiction.

“Confidentiality Agreement” means, as amended and modified from time to time, that certain Confidentiality Agreement by and between Seller and Truelink Capital Management, LLC, dated June 9, 2024.

“Continuing Employee” means the Business Employees who, as of immediately prior to and following the Closing, continue their employment with any Group Company.

“Contract” means any legally binding contract, agreement, lease, sublease, license, sublicense, sales order or purchase order, any amendment thereto or scope of work issued thereunder, or any other legally binding written arrangement.

“COTS License” means a non-exclusive “shrink-wrap,” “click-through” or “off-the-shelf” software license, or any other license of uncustomized software that is commercially available to the public generally, with one-time or annual license, maintenance, support and other fees of $250,000 or less.

“Credit Facility” means that certain Credit Agreement, dated as of July 30, 2021, by and among Seller, Bank of America, N.A., and other lenders party thereto, as amended.

“Damages” means all claims, assertions, losses, liabilities, deficiencies, damages, judgments, and reasonable and documented out-of-pocket costs and expenses, including reasonable legal expenses and other costs associated therewith regardless of whether involving a third-party claim or a claim solely between the parties hereto (other than punitive or exemplary damages or other similar forms of damages, unless, in each such case, such damages are incurred as a result of a third-party claim).

“Debt Financing Source Related Party” shall mean any Debt Financing Source, together with their respective Affiliates and their and their respective Affiliates’ former, current and future agents and Representatives and their respective successors and assigns.

“Debt Financing Sources” means the Persons that have committed to provide all or any part of, or have otherwise entered into agreements in connection with, the Debt Financing, including any lenders, arrangers, bookrunners or such other Persons who are party to the Debt Commitment Letter and any other joinder agreements, indentures, engagement letters, credit agreements or other agreements entered into pursuant thereto or relating thereto and their respective Debt Financing Source Related Parties involved in the Debt Financing.

“Disclosure Schedule” means the disclosure schedule delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement.

“EMEA Companies” means, collectively, the Subsidiaries of Seller set forth in Section 1.01(c) of the Disclosure Schedule.

“Environmental Laws” means any Law relating to pollution, protection of the environment or protection of public or worker health and safety from exposures to Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any Group Company shall mean any entity (whether or not incorporated) that, together with such Group Company, would at any relevant time be required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Ex-Im Laws” means all (a) U.S. Laws relating to export, reexport, transfer, retransfer, and import controls, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and (b) non-U.S. Laws relating to export, reexport, transfer, retransfer, and import controls, including the EU Dual Use Regulation, except to the extent inconsistent with U.S. Law.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Assets” means the Retained Marks and the assets listed in Section 1.01(d) of the Disclosure Schedule.

“FDI Laws” means any Laws that are designed or intended to prohibit, restrict or regulate investments by Persons that are deemed a foreign entity or that may pose a threat to national security.

“Fraud” means, with respect to any party hereto, actual common law fraud, as determined by Delaware courts interpreting Delaware law in the making of any representation or warranty expressly set forth in Article III, any other Transaction Document or the certificate delivered pursuant to Section 8.02(d) (in the case of Seller), or any representation or warranty expressly set forth in Article IV, any other Transaction Document or the certificate delivered pursuant to Section 8.03(c) (in the case of Buyer). For the avoidance of doubt, the definition of “Fraud” in this Agreement does not include constructive fraud or other claims based on constructive knowledge or negligent misrepresentation, equitable fraud, unjust enrichment or any other fraud based claim or theory, other than actual common law fraud.

“Fundamental Representations” means the representations and warranties of Seller contained in Section 3.01 (Existence and Power), Section 3.02 (Authorization), Section 3.04(b) (Noncontravention), Section 3.05(b) (Group Companies), Section 3.14(c) and Section 3.14(e) (Title to and Sufficiency of Assets), and Section 3.20 (Finders’ Fees).

“GAAP” means United States generally accepted accounting principles, consistently applied by the Group Companies.

“GES Business” means the live event services business of the Seller Group, including (a) as conducted under the trade names “GES” and “GES Exhibition” and the business of marketing, selling and providing services to marketers, brands, event organizers and attendees and designing and producing live and digital experiences and (b) the hotel and accommodations booking business, solely to the extent conducted by the Group Companies or otherwise under the trade name “onPeak”, in each case, as further described in Seller’s Form 10-K for the fiscal year ended December 31, 2023.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal or arbitral body (public or private).

“Governmental Official” means (a) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority; (b) any political party or party official or candidate for political office; or (c) any official, officer, employee, or representative of a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Authority.

“Governmental Order” means any order, judgment, injunction, directive, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Group Companies” means the US Companies, GES UK, Viad UK, the EMEA Companies, and GES Canada.

“Group Company Guarantees” means all guarantees, letters of credit, bonds, sureties and other credit support or assurances provided by any Retained Company in support of any obligation of the Business set forth in Section 1.01(e) of the Disclosure Schedule.

“Group Company Interests” means, with respect to each Group Company, the issued and outstanding shares of capital stock of or other equity interests in the Group Companies, as applicable, in each case as described in Section 3.05(b).

“Group Company Plan” means any Benefit Plan that is sponsored or maintained by a Group Company.

“Hazardous Substances” means any pollutant, contaminant, chemical, substance, material or waste for which Liability or standards of conduct may be imposed under Environmental Law, and any other toxic, infectious, carcinogenic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances or materials (whether solids, liquids or gases) subject to regulation, control or remediation under any Environmental Law based upon its toxic, hazardous or deleterious characteristics, including petroleum, its derivatives, by-products and other hydrocarbons, urea formaldehyde, lead-based paint, PCBs, silica, per- or polyfluoroalkyl substances, mold, noise, odor, radioactive materials and asbestos.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Tax” means any Tax that is, in whole or in part, based on or measured by, or computed with respect to, net income (however denominated) or profit (and any franchise Tax or gross receipts Tax in connection with doing business imposed in lieu thereof), including any Taxes imposed under Pillar Two.

“Indebtedness” means, without duplication, after giving effect to the Pre-Closing Transfers, all Liabilities of the Group Companies in respect of: (a) all obligations for borrowed money, (b) all obligations evidenced by notes, bonds (other than surety bonds), debentures or other security or similar instruments, (c) all reimbursement or repayment obligations under letters of credit and surety bonds solely to the extent such letters of credit have been drawn or claims have been made under such surety bonds, (d) all obligations under capitalized finance leases, in each case, as calculated in accordance with the Accounting Principles, (e) any obligation in respect of any holdback, escrow, earn-out, deferred payment, or other contingent payment arrangement related to or arising out of any acquisitions, (f) any amounts (which shall not be an amount less than zero) owed or payable to any Seller Group Entity (other than any Group Company), (g) earned but unpaid annual or periodic bonuses and annual cash-based incentives, in each case, as calculated in accordance with the Accounting Principles, (h) unpaid severance or deferred compensation obligations, in each case, as calculated in accordance with the Accounting Principles, (i) any unfunded or underfunded defined benefit pension, gratuity, jubilee, termination indemnity, or similar plan or arrangement (in each case, excluding any Multiemployer Plan), (j) $14,285,245.22 with respect to the withdrawal liabilities as defined under ERISA in connection with the withdrawal from the Central States, Southeast and Southwest Areas Pension Fund and the Iron Workers Mid-America Pension Plan, (k) all unearned revenue, deferred revenue, accrued non-organizer rebates, unapplied cash and advanced deposits (in each case, net of any applicable deferred contract costs) and credits to accounts receivable in respect of future projects and shows, in each case, as calculated in accordance with the Accounting Principles, (l) all deposits collected from customers to be remitted to hotels on behalf of such customers, in each case, as calculated in accordance with the Accounting Principles, (m) all restructuring accruals, including for rent and unpaid severance incurred in connection with restructuring activities, in each case, as calculated in accordance with the Accounting Principles, (n) unclaimed checks, (o) settlements of any Action or dispute (net of insurance proceeds to be received by the Group Companies following the Closing), as calculated in accordance with the Accounting Principles, (p) legal reserves and accruals in respect of grievances or disputes (which shall not include accrued legal fees), in each case, as calculated in accordance with the Accounting Principles, (q) all accruals in connection with long-term dilapidation costs in respect of facility exits, in each case, as calculated in accordance with the Accounting Principles, (r) 50% of accrued but unpaid commissions payable to show organizers and revenue share liabilities (only in respect of amounts collected but unpaid), in each case, as calculated in accordance with the Accounting Principles, (s) all self-insurance reserves accrued in accordance with the Accounting Principles, (t) the employer portion of any employment, payroll or similar Taxes incurred in connection with the payment of any of the foregoing (determined as though all such obligations were payable as of the Closing), (u) unpaid amounts to Oracle (EMEA), (v) non-recurring IT consulting arrangements (whether or not accrued), (w) all obligations of the Group Companies for guarantees of another Person in respect of any items set forth in clauses (a) through (v) (other than guarantees that constitute Permitted Liens), (x) all accrued and unpaid interest, penalties (including prepayment penalties, premiums, make-whole, breakage costs, and other costs and expenses associated with repayment), fees, reimbursements, damages, costs or unwinding, expenses and other Liabilities resulting from any of the items set forth in clauses (a) through (w), (y) the Pre-Closing Tax Liability and (z) Liabilities set forth in Section 1.01(f) of the Disclosure Schedule. For the avoidance of doubt, (1) any Liability of the Group Companies included in the calculation of Unpaid Transaction Expenses or (2) any intercompany balances solely between the Group Companies, in either case, shall not be included in the calculation of Indebtedness for any purpose hereunder.

“Information Privacy and Security Requirements” means, to the extent relating to the Processing of Personal Information or otherwise relating to privacy, or security breach notification requirements and applicable to the Group Companies, or Seller as its related to the Business, to the conduct of the Business, or to any of the IT Assets or any Business Data: (a) Seller’s and the Group Companies’ own rules, policies and procedures (including any website privacy policies), (b) all applicable Laws, (c) industry standards applicable to the industry in which the Business operates and which any Group Company holds itself out to the public as being in compliance with (including, if applicable, the PCI DSS); and (d) Contracts into which Seller, and its Subsidiaries, as it related to the Business, or any member of the Group Companies has entered or by which it is otherwise bound.

“Intellectual Property Assignment Agreement” means that certain intellectual property assignment agreement, substantially in the form of Exhibit B.

“Intellectual Property License Agreement” means that certain intellectual property license agreement, substantially in the form of Exhibit C.

“Intellectual Property Rights” means all intellectual property rights in any and all jurisdictions throughout the world, including all: (a) Patents; (b) Trademarks; (c) trade secrets, and other intellectual property rights in confidential information, data, know-how, inventions, improvements, methods, technologies, processes, techniques, protocols, formulae, algorithms, layouts, designs, specifications and processes; (d) copyrights, designs and mask works, and all other intellectual property rights in works of authorship (whether or not copyrightable), whether or not registered, and registrations and applications for registration thereof; (e) Internet domain names; and (f) intellectual property rights in Software.

“IT Asset” means all of the Software, electronic data processing, information, record keeping, communications, and telecommunications systems, networks, peripherals and interfaces, and computer systems, hardware (whether general or special purpose), workstations, routers, hubs, switches, circuits, servers and other information technology equipment, including any outsourced system, owned, leased, or licensed by Seller or the Group Companies and used in the operation of the Business.

“knowledge of Seller”, “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means to the knowledge of the Persons set forth in Section 1.01(g) of the Disclosure Schedule, assuming due inquiry by such Person with respect to the particular matter in question.

“Law” means, with respect to any Person, any statute, law, common law, bylaw, ordinance, rule, regulation, or Governmental Order, in each case, of any Governmental Authority that is binding upon or applicable to such Person.

“Leased Real Property” means the real property leased, subleased or licensed by any Group Company as tenant, subtenant or licensee, primarily related to the Business, as described in Section 3.12(b) of the Disclosure Schedule.

“Leases” means any leases, subleases, and licenses, pursuant to which any Group Company has a leasehold or subleasehold interest in the Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company thereunder.

“Liability” means (a) any liability, cost, expense or debt of any kind, character or description, and whether known or unknown, choate or inchoate, liquidated or unliquidated, accrued or unaccrued, absolute, contingent, fixed or otherwise, and regardless of when asserted or by whom or (b) any accrual made in accordance with the Accounting Principles.

“Lien” means, with respect to any property, equity interest or other asset, any mortgage, deed of trust, lien, encumbrance, hypothecation, lease, sublease, occupancy agreement, pledge, security interest, right of way, easement, encroachment, option, occupancy license or conditional sale agreement, in each case, in respect of such property, equity interest or other asset.

“LLC Interest Assignment Agreement” means that certain limited liability company interest assignment agreement, substantially in the form attached here to as Exhibit D.

“Lookback Date” means the date that is three (3) years prior to the date hereof.

“Material Adverse Effect” means any circumstance, change, effect, event, occurrence, state of facts or development that has or would reasonably be expected to have a material adverse effect on (a) the assets, liabilities, business, results of operations or condition (financial or otherwise) of the Business, taken as a whole, or (b) the ability of Seller or the Group Companies to consummate timely the transactions contemplated hereby or to perform their obligations hereunder; provided, however, that, solely with respect to clause (a), in no event will any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) actual or proposed changes in Law or other legal or regulatory conditions or changes in financial accounting standards or, in each case, any interpretation thereof; (b) general economic, political or business conditions or changes therein (including commencement, continuation or escalation of war, armed hostilities or national or international calamity); (c) financial and capital markets conditions (or changes to such conditions), including interest rates and currency exchange rates or any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (d) any trend or change generally affecting any of the industries (including seasonal fluctuations) in which the Group Companies operate; (e) the announcement that the prospective owner of the Group Companies is Buyer or any Affiliate of Buyer (provided, that this clause (e) shall not apply to a breach of any representation or warranty expressly related to the entry into, announcement, pendency or consummation of the transactions contemplated hereby); (f) the compliance with the terms of this Agreement or any other Transaction Document or the taking of any action or the omission of any action required or expressly contemplated by this Agreement or any other Transaction Document; (g) weather conditions, global health conditions (including any epidemic, pandemic or disease outbreak) or other force majeure events, any act of God or natural disaster, including any material worsening of such conditions or any commercially reasonable responses thereto; (h) any acts of terrorism or changes in geopolitical conditions; or (i) the failure, in and of itself, of the Group Companies to meet any projections, business plans or forecasts (provided that, this clause (i) shall not prevent a determination that any change or effect underlying such failure to meet projections, business plans or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)); provided, further, that (x) in the case of the foregoing clauses (a), (b), (c), (e), (g) or (h), except to the extent that such matters materially and disproportionately impact the Business or the Group Companies (taken as a whole) relative to other similarly situated Persons in the industries in which the Business or the Group Companies operate, in which case such incremental disproportionate impact or impacts (and only to the extent thereof) may be taken into account in determining whether a Material Adverse Effect has occurred.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 4001(a)(3) or 3(37) of ERISA that is contributed to, or required to be contributed to by any of the Group Companies.

“Net Working Capital” means, after giving effect to the Pre-Closing Transfers and as calculated in accordance with the Accounting Principles, the Group Companies’ consolidated current assets calculated in a manner consistent with the Sample Closing Statement, minus the Group Companies’ consolidated current liabilities calculated in a manner consistent with the Sample Closing Statement; provided that any (a) Cash and Cash Equivalents or Restricted Cash, (b) Income Tax or deferred Tax asset or liability or (c) Liability of the Group Companies included in the calculation of Indebtedness or Unpaid Transaction Expenses, in each case, shall not be included in the calculation of Net Working Capital for any purpose hereunder.

“Net Working Capital Adjustment Amount,” which may be positive or negative, means the Closing Date Net Working Capital minus the Target Closing Net Working Capital.

“Non-US Companies” means, collectively, the Subsidiaries of Seller set forth in Section 1.01(h) of the Disclosure Schedule.

“Open Source Software” means any Software that is licensed pursuant to (a) a license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, (including all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the Common Development and Distribution License (CDDL), the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL)); or (b) any license to Software that is considered “free” or “open source software” by the Free Software Foundation.

“Organizational Documents” means any charter, certificate of incorporation, certificate of formation, articles of incorporation, articles of association, memorandum of association, bylaws, operating agreement, partnership agreement or similar formation or governing documents and instruments.

“Owned Real Property” means the real property owned by any Group Company, after giving effect to the Pre-Closing Transfers, as described in Section 3.12(a) of the Disclosure Schedule.

“Patents” means patents and patent applications, utility models, and statutory invention registrations, and all reissues, continuations, continuations-in-part, revisions, divisionals, extensions, and applications in connection with any of the foregoing.

“Payroll Tax Executive Order” means the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any Governmental Authority (including IRS Notice 2020-65 and IRS Notice 2021-11).

“Permitted Liens” means (a) Liens for Taxes, assessments or other governmental charges, in each case, not yet due and payable or the amount or validity of which is being contested in good faith by (if then appropriate) appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business and are not yet due and payable or the amount or validity of which is being contested in good faith by (if then appropriate) appropriate proceedings and for which adequate reserves have been established in accordance with GAAP or which have been bonded over or otherwise insured against, (c) (i) zoning, building, entitlement and other land use regulations regulating the use or occupancy of real property or the activities conducted thereon promulgated by any Governmental Authority having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property or the operation of the Business thereon, (ii) covenants, conditions, restrictions, easements, and other similar matters of record affecting title to any real property that do not or would not reasonably be expected to materially impair the current use or occupancy of any Real Property subject thereto in the operation of the Business conducted thereon, (iii) any Lien to which the underlying fee interest in such Leased Real Property is subject, including, without limitation, the interests and rights of the respective lessors with respect thereto to the extent such Liens are not currently enforceable as a result of a breach or default by any Group Company, and (iv) any Lien pursuant to or permitted under the applicable Lease and any ancillary documents thereto to the extent such Liens are not currently enforceable as a result of a breach or default by the Group Companies, (d) Liens created by Buyer or its successors and assigns, (e) Liens disclosed in Section 1.01(i) of the Disclosure Schedule, (f) non-exclusive licenses to Intellectual Property Rights granted in the ordinary course of business, (g) Liens securing Indebtedness outstanding under the Credit Facility (to the extent such Liens relating to the Purchased Interests and the Group Companies’ assets are released as of the Closing), and (h) purchase money Liens and Liens securing obligations under capital leases for personal property.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means any information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or household that constitutes personal information, personally-identifiable information, or personal data under any Law applicable to any of the Group Companies.

“Pillar Two” means the OECD/G20’s Inclusive Framework’s Global Anti-Base Erosion Rules (Pillar Two), any present or future model rules, examples, guidance or commentary published with respect thereto, and any legislation, rules, treaties, regulations, or practices adopted pursuant to any of the foregoing or similar regimes.

“Post-Closing Tax Period” means any Tax period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Tax Liability” means (A) the sum of the aggregate amounts (which shall not be an amount less than zero in any jurisdiction, for any entity (or applicable taxpaying or loss sharing group), for any tax period, or for any particular Tax) of unpaid Income Taxes (other than Combined Taxes but including any Taxes payable by any of the Group Companies under Pillar Two) of the Group Companies or their assets or operations beginning on or after January 1, 2023, solely in respect of those jurisdictions in which the Group Companies are currently filing Tax Returns with respect to Income Taxes or jurisdictions in which the Group Companies first began doing business or had any operations on or after January 1, 2023 (collectively, the “Purchase Price Adjustment Income Taxes”) (for the avoidance of doubt, taking into account in each applicable jurisdiction any net operating loss carryforwards available to offset, but not below zero, income in such jurisdiction), determined (i) without regard to deferred Tax balances or any accruals or reserves established or required to be established under GAAP methodologies for contingent Income Taxes or with respect to uncertain Tax positions; (ii) in accordance with the accounting methodology and the past practices (including reporting positions, elections and accounting methods) of the Group Companies in preparing Tax Returns with respect to Income Taxes to the extent such methodologies and past practices are permitted under applicable Law; (iii) on a “closing of the books” basis in accordance with Section 6.01(c); and (iv) reducing Pre-Closing Tax Liability (but not below zero) by any estimated Income Tax payments, or overpayments of Income Taxes, to the extent such payments or overpayments are actually available under applicable Law to reduce amounts that would otherwise constitute unpaid Income Taxes in such jurisdiction with respect to the applicable Pre-Closing Tax Periods (provided that such calculation shall not include any offsets or reductions for Tax refunds that are not yet received and have not been received prior to the finalization of the Purchase Price pursuant to Section 2.05), (B) any Taxes incurred as a result of, or arising from, distributions of Cash or Cash Equivalents by any of the Group Companies in connection with, or in contemplation of, this Agreement or the settlement of intercompany accounts or termination of contacts pursuant to Section 5.06, in each case, solely to the extent such Taxes remain unpaid as of the Closing and (C) any Taxes of any of the Group Companies due after the Closing Date that are attributable to an election by any of the Group Companies made prior to Closing to defer any employment, payroll, social security or other similar Taxes pursuant to the CARES Act or the Payroll Tax Executive Order.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending prior to or on the Closing Date.

“Pre-Closing Transfers” means the contribution by Seller of all of the issued and outstanding equity interests of (a) GES Event Intelligence Services, Inc. and (b) Global Experience Specialists, Inc. to US Holdco.

“Process” means the access, creation, collection, use, storage, maintenance, processing, recording, sharing, distribution, transfer, transmission, receipt, import, export, protection, safeguarding, access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“R&W Insurance Policy” means the representation and warranty insurance policy issued to Buyer (or an Affiliate thereof) with respect to this Agreement in substantially the form delivered to Seller prior to the execution of this Agreement and attached hereto as Exhibit E.

“Real Property” means the Leased Real Property together with the Owned Real Property.

“Regulatory Laws” means Competition Laws and FDI Laws.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, counsel, accountants, consultants (including any investment banker or financial advisor), agents, lenders and other authorized representatives.

“Restricted Cash” means any cash or cash equivalents which are not freely usable by such Person because they are subject to restrictions or limitations on use or distribution by Law, Contract or otherwise (other than in respect of Taxes), including security deposits held or deposited in respect of any lease or sublease and cash and cash equivalents that are subject to restrictions of a type that have historically been accounted for as “restricted cash” on the balance sheets of the Seller Group in accordance with the Accounting Principles.

“Restricted Territory” means any jurisdiction in which the Business is conducted, including the United States, Canada, United Kingdom, Germany, Switzerland, Netherlands, Romania, Poland, United Arab Emirates, Saudi Arabia and Qatar.

“Retained Business Liabilities” means all Liabilities (a) exclusively related to the Retained Business, (b) to the extent relating to both the Business and the Retained Business, the portion of such Liability related to the Retained Business and (c) set forth on Section 1.01(j) of the Disclosure Schedule.

“Retained Businesses” means the businesses currently conducted by the Retained Companies, including Seller’s “Pursuit” business that owns and operates global attractions and hospitality services, but excluding the Business.

“Retained Companies” means Seller and all of the direct and indirect Subsidiaries of Seller, other than the Group Companies.

“Retained Marks” means the name “Viad”, and all other Trademarks owned by the Retained Companies, except for the Trademarks set forth in Section 3.13(a) of the Disclosure Schedule.

“Sample Closing Statement” means the sample calculation of (a) Net Working Capital, (b) Indebtedness, (c) Cash and Cash Equivalents and (d) Unpaid Transaction Expenses of the Group Companies as of August 31, 2024 attached hereto as Exhibit F.

“Sanctioned Country” means any country or region that is, or has been at any time since April 24, 2019, the subject or target of Sanctions or a comprehensive embargo under Trade Control Laws (currently, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, and the non-government controlled areas of the Zaporizhzhia and Kherson regions of Ukraine).

“Sanctioned Person” means any Person that is the subject or target of Sanctions or restrictions under Trade Control Laws including: (i) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, or any other sanctions- or export-related restricted party list maintained by OFAC, the U.S. Department of Commerce Bureau of Industry and Security, or the U.S. Department of State; (ii) any Person located, organized, or resident in, or a national of, a Sanctioned Country; (iii) any Governmental Authority of a Sanctioned Country, or any Governmental Authority of the Government of Venezuela; or (iv) where relevant under applicable Trade Control Laws, any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clauses (i) or (ii).

“Sanctions” means all Laws relating to economic or trade sanctions administered or enforced by the United States (including by OFAC or the U.S. Department of State), His Majesty’s Treasury of the United Kingdom, the European Union, the United Nations Security Council, or any other Governmental Authority with jurisdiction over any Group Company.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Breach” means any (a) security breach or unauthorized access or use of any of the IT Assets, (b) unauthorized access, acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Business Data, or any Business confidential or proprietary information, or (c) unauthorized interference with system operations or security safeguards of the IT Assets, including any ransomware attack.

“Seller Benefit Plan” means each Benefit Plan sponsored or maintained by Seller or its Affiliates, other than a Group Company.

“Seller Material Adverse Effect” means any circumstance, change, effect, event, occurrence, state of facts or development that has or would reasonably be expected to interfere with, prevent or materially delay the ability of Seller to enter into and perform its obligations under the Transaction Documents to which it is a party or consummate the transactions contemplated hereby or thereby.

“Service Provider” means (i) any Business Employee and (ii) any other officer, director, employee or individual independent contractor or consultant of any Group Company.

“Shared Contract” means any Contract to which Seller or any of its Subsidiaries (including the Group Companies) is a party with any non-Affiliated third-party and which benefits both the Business and any Retained Business.

“Software” means all computer software (in object code or source code format), and electronic databases.

“Spiro Business” means the experiential marketing and brand development business of the Seller Group, including as conducted under the trade names “Spiro” and “GES” and the marketing, development, creation, delivery and execution of experiences for customers, as further described in Seller’s Form 10-K for the fiscal year ended December 31, 2023.

“Straddle Tax Period” means any Tax period which includes, but does not end on, the Closing Date.

“Subsidiary” means, with respect to any Person, whether incorporated or unincorporated, in which such Person, directly or indirectly, (a) owns at least a majority of the securities or ownership interests, (b) has the power to elect a majority of the board of directors or other Persons performing similar functions or (c) possesses the power to direct to cause the direction of the management and policies of such entity, whether through ownership of voting securities or otherwise, even if such ownership or control is less than a majority interest, and with respect to Seller, any Person set forth on Section 1.01(c) and Section 1.01(h) of the Disclosure Schedule.

“Target Closing Net Working Capital” means $53,300,000.

“Tax” means all federal, state, provincial, local or non-U.S. taxes (including income, profits, windfall profits, franchise, alternative minimum, add-on minimum, global minimum, top-up, gross receipts, sales, use, customs duties, value added, goods and services, harmonized, ad valorem, transfer, real property, personal property, stamp, capital stock, excise, premium, social security, payroll, occupation, employment, unemployment, severance, disability, registration, license, withholding and estimated tax), and all assessments, fees or other liabilities of any kind whatsoever in the nature of a tax, whether disputed or not, and any interest, penalty, or addition with respect thereto imposed by any Governmental Authority responsible for the imposition of any such tax (a “Taxing Authority”).

“Tax Return” means any report, return, document, declaration, election, amendment, claim for refund or other information or filing required to be supplied, or supplied, to any Taxing Authority with respect to Taxes, including information returns and any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information or schedules or attachments included therewith.

“Trademarks” means trademarks, service marks, certification marks, logos, trade dress, trade names, product names, brand names, domain names and other indicia of origin, and all registrations, renewals and applications to register the foregoing (together with the goodwill associated therewith).

“Transaction Documents” means this Agreement, the Transition Services Agreement, the LLC Interest Assignment Agreement, the Guaranty, the Equity Commitment Letter, the Intellectual Property Assignment Agreement, Intellectual Property License Agreement and any other agreements or instruments executed pursuant hereto.

“Transition Services Agreement” means that certain transition services agreement, substantially in the form of Exhibit G.

“Unpaid Transaction Expenses” means, solely to the extent incurred prior to the Closing and, except in the cases of clauses (d) and (e), not paid prior to the Closing, and without duplication, (a) all fees, expenses and costs payable by the Group Companies in connection with the transactions contemplated by this Agreement or the other Transaction Documents or any alternative transaction involving the Group Companies to financial advisors, accountants, legal advisors and other third-party advisors, representatives and consultants, (b) all transaction bonuses, retention payments, severance payments, discretionary bonuses, “stay-put” bonuses, deferred compensation, change in control payments, or any other similar payments that become due as a result of or in connection with the transactions contemplated by this Agreement or the other Transaction Documents and are payable by any Group Company to any Service Provider as of the consummation of the Closing (excluding any severance or termination payments that become payable in connection with a termination of employment following the Closing by Buyer or its Affiliates (including the Group Companies), but including the bonuses payable at any time pursuant to the agreements set forth in Section 1.01(l) of the Disclosure Schedule (the “Transaction Incentive Bonus Agreements”)), and the employer portion of any employment, payroll, or similar Taxes incurred by a Group Company in connection with the payment of any such amounts (with such employer portion of any employment, payroll or similar Taxes determined as though all such obligations were due and payable as of the Closing), (c) (i) any employment, payroll, or similar Taxes incurred by a Group Company in connection with payments in respect of any Seller restricted stock unit awards (but, for clarity, excluding any Seller performance-based restricted stock units that vest in accordance with their terms following the Closing Date) and (ii) to the extent such Seller restricted stock units awards are “net settled” to satisfy applicable withholding Tax obligations, an amount equal to the Taxes required by applicable Law to be withheld by any Group Company with respect to such Seller restricted stock unit awards, and (d) fifty percent (50%) of all Transfer Taxes and one hundred percent (100%) of all Transfer Taxes attributable to the Pre-Closing Transfers, (e) fifty percent (50%) of all filing fees in connection with obtaining the Regulatory Approvals; (f) fifty percent (50%) of all fees, costs and expenses in connection with the R&W Insurance Policy; and (g) the fees, costs and expenses in connection with any Tail Policy; provided, that, for the avoidance of doubt, Unpaid Transaction Expenses shall not include any amount included in Indebtedness.

“US Companies” means, collectively, US Holdco and the Subsidiaries of Seller set forth in Section 1.01(m) of the Disclosure Schedule.

“VAT” means, within the United Kingdom, value added tax within the meaning of the VATA 1994. Within the European Union, such Tax may be levied in accordance with (but subject to derogations from) Directive 2006/112/EC and, outside the European Union and the United Kingdom, any Tax levied by reference to added value, use, supplies or sales.

“VATA 1994” means the Value Added Tax Act 1994.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar Laws.

Section 1.02     Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral gender and vice versa. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” shall be disjunctive but not exclusive. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to any Law shall be deemed to refer to such Law as amended from time to time, except as otherwise specified herein, and to any rules or regulations promulgated thereunder. All references to any time herein shall refer to Eastern Time. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. When calculating the period of time before which, within which or following which any act is to be done or step to be taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day. The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under the Accounting Principles. Any document or item shall be deemed “made available” to Buyer within the meaning of this Agreement if such document or item is included in the “Project Voltron” electronic data room hosted by Datasite at least twenty-four (24) hours prior to the date hereof.

ARTICLE II
Purchase and Sale

Section 2.01          Purchase and Sale of the Purchased Interests. Upon the terms and subject to the conditions of this Agreement, (a) Seller shall sell, convey, transfer, assign and deliver to Buyer (or any of its Affiliate designees), and Buyer (or any of its Affiliate designees) shall purchase and acquire from Seller, all of the US Interests, (b) Seller shall sell, convey, transfer, assign and deliver to Canada Buyer (or any of its Affiliate designees), and Buyer shall cause Canada Buyer (or any of its Affiliate designees) to purchase and acquire from Seller, all of the Canada Interests and (c) Seller shall sell, convey, transfer, assign and deliver to UK Buyer (or any of its Affiliate designees), and Buyer shall cause UK Buyer (or any of its Affiliate designees) to purchase and acquire from Seller, all of the UK Interests, in each case, at the Closing, free and clear of all Liens other than restrictions on transfer arising under applicable securities Laws.

Section 2.02          Pre-Closing Transfers. At least one day prior to the Closing, Seller and its Subsidiaries shall effect the Pre-Closing Transfers and this Section 2.02. Seller shall keep Buyer apprised of material developments in respect of the Pre-Closing Transfers, including by responding to Buyer’s reasonable requests for information relating thereto, and providing Buyer with a reasonable opportunity to review and comment on any Contracts or other documents entered into in respect thereof.

Section 2.03      Purchase Price; Allocation of Purchase Price; Withholding.

(a)          The “Purchase Price” in the aggregate for the Purchased Interests shall, subject to the adjustments set forth in Section 2.05, be an amount in cash equal to (i) $510,000,000, plus (ii) the Net Working Capital Adjustment Amount, minus (iii) the Closing Date Indebtedness, plus (iv) the Closing Date Cash, minus (v) the Unpaid Transaction Expenses. The Purchase Price paid on the Closing Date shall be apportioned among Buyer and any of its Affiliate designees in accordance with the Closing Allocation.

(b)          At such time as Seller delivers the statement described in Section 2.05(a) to Buyer, Seller shall deliver to Buyer a schedule allocating the Purchase Price among the equity interests of (i) each US Company that is a direct Subsidiary of US Holdco, (ii) GES Canada, (iii) GES UK, (iv) each EMEA Company that is a direct Subsidiary of GES UK and (v) Viad UK (the “Closing Allocation”). Such schedule shall collectively allocate $140,000,000 (one-hundred forty million dollars) to GES UK, GES Canada, and Viad UK. Seller shall adjust the Closing Allocation in good faith to take into account the final determination of the Purchase Price in accordance with Section 2.05(c).

Section 2.04        Closing.

(a)       Subject to the terms and conditions of this Agreement, the closing (the “Closing”) of the purchase and sale of the Purchased Interests hereunder shall take place remotely by the electronic exchange of signature pages for executed documents, (i) on the second (2nd) Business Day after all the conditions precedent set forth in Section 8.01 shall have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would be so satisfied)) or (ii) on such other date as the Parties may mutually agree in writing; provided, that, notwithstanding the foregoing, the Closing shall not occur prior to December 31, 2024 without each Parties’ prior written consent. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. Unless otherwise explicitly specified, all transactions taking place at the Closing shall be deemed to occur simultaneously.

(b)          Upon the terms and subject to the conditions of this Agreement, at the Closing, in consideration for the sale of the Purchased Interests, Buyer shall pay, or cause to be paid, to Seller the Estimated Purchase Price in immediately available funds by wire transfer to an account or accounts designated by Seller, by written notice to Buyer, which written notice shall be delivered not later than two (2) Business Days prior to the Closing Date.

(c)          In addition, the following deliveries shall be made prior to or at the Closing:

(i)          Seller and Buyer shall, and shall cause their respective Subsidiaries to, deliver to each other duly executed counterparts to each of the Transaction Documents (other than this Agreement) to which they are party;

(ii)          Seller shall deliver a duly executed IRS Form W-9 to Buyer; provided that Buyer’s only recourse for Seller’s failure to deliver such a certification shall be to make the withholding required pursuant to any applicable Law, in accordance with Section 2.07;

(iii)          Seller shall deliver to Buyer duly adopted resolutions of the board of directors of Seller authorizing and approving the execution, delivery, and performance of this Agreement and the consummation of the transaction contemplated hereby;

(iv)          Seller and Buyer shall deliver to each other three (3) duly executed copies of IRS Form 8883 (making appropriate adjustments to report the results of the Section 336(e) Election) and any similar state forms; provided, if Buyer timely elects to pursue the Alternative Section 338(h)(10) Election, then Seller and Buyer shall deliver to each other three (3) duly executed copies of IRS Form 8023 (making appropriate adjustments to report the results of the Alternative Section 338(h)(10) Election) and any similar state forms;

(v)          Seller shall deliver to Buyer all agreements, filings or other documents, duly executed and in form and substance reasonably satisfactory to Buyer, evidencing the completion of the Pre-Closing Transfers;

(vi)          Seller shall deliver to Buyer (A) a duly executed LLC Interest Assignment Agreement, in respect of the US Interests and (B) duly executed instruments of transfer evidencing the sale, conveyance, transfer and assignment of the Canada Interests and UK Interests in accordance with Section 2.01, in form and substance reasonably satisfactory to Buyer; and

(vii)          Seller shall deliver to Buyer executed customary release documentation, with respect to the Credit Facility that provides, among other things, that, upon consummation of the transactions contemplated hereby, all guarantees and any other obligations of each of the Group Companies with respect to any Indebtedness under the Credit Facility and all Liens securing such Indebtedness with respect to the Purchased Interests and the assets of the Group Companies shall be terminated and of no further force and effect.

Section 2.05          Purchase Price Adjustment.

(a)         Not less than five (5) Business Days prior to the Closing Date, Seller shall deliver to Buyer (i) an unaudited combined balance sheet of the Group Companies as of the Adjustment Time (the “Estimated Balance Sheet”), and (ii) a written statement (the “Estimated Closing Statement”) setting forth (x) its good faith estimate of (A) the Closing Date Net Working Capital (the “Estimated Closing Date Net Working Capital”) and the resulting Net Working Capital Adjustment Amount, (B) the aggregate amount of all Indebtedness as of the Closing (the “Estimated Closing Date Indebtedness”), (C) the Cash and Cash Equivalents of the Group Companies as of the Adjustment Time (the “Estimated Closing Date Cash”) and (D) the Unpaid Transaction Expenses and (y) its resulting calculation of the estimated Purchase Price (the “Estimated Purchase Price”), in each case, prepared in a format consistent with the Sample Closing Statement and in accordance with the definitions of this Agreement and accompanied by reasonable supporting documentation for the estimates and calculations contained therein. Following the delivery of the Estimated Closing Statement, Seller and the Group Companies shall provide Buyer and its Representatives reasonable access during normal business hours upon reasonable advance notice to the relevant records (other than records that are subject to attorney-client privilege or work product doctrine), books and personnel of Seller and the Group Companies relating to the preparation of the Estimated Balance Sheet and Estimated Closing Statement and shall cause the personnel of Seller and the Group Companies to reasonably cooperate during normal business hours upon reasonable advance notice with Buyer and its Representatives in connection with their review of the Estimated Balance Sheet and Estimated Closing Statement, in each case, as is relevant to Buyer’s review of the Estimated Balance Sheet and Closing Statement. Seller shall consider in good faith any reasonable comments made by Buyer with respect to the Estimated Balance Sheet and Estimated Closing Statement and, to the extent Seller, acting in good faith, agrees with any such comments, incorporate the same; provided, that in no event shall any review of Estimated Balance Sheet or Estimated Closing Statement by Buyer or its Representatives or any dispute relating thereto delay or prevent the Closing.

(b)        As soon as reasonably practicable following the Closing Date, and in any event within ninety (90) days thereof, Buyer shall prepare and deliver to Seller (i) an unaudited combined balance sheet of the Group Companies as of the Adjustment Time (the “Closing Balance Sheet”), and (ii) a written statement (the “Closing Statement”) setting forth Buyer’s good faith calculation of (A) the Closing Date Net Working Capital and the resulting Net Working Capital Adjustment Amount, (B) the aggregate amount of Indebtedness as of the Closing (the “Closing Date Indebtedness”), (C) Cash and Cash Equivalents of the Group Companies as of the Adjustment Time (the “Closing Date Cash”), (D) the Unpaid Transaction Expenses, and (E) the resulting Purchase Price, in each case, determined without giving effect to (x) the consummation of the transactions contemplated by this Agreement to occur at the Closing (including any adjustments as a result of the application of purchase accounting), (y) any financing transactions in connection therewith by Buyer or its Subsidiaries (including the Group Companies) after the Closing or (z) any action or omission by Buyer or any of its Subsidiaries (including the Group Companies) with respect to the Business or the Group Companies following the Closing. Except as otherwise provided herein, the Closing Balance Sheet and the Closing Statement shall be prepared in accordance with the Accounting Principles and in a manner consistent with the Sample Closing Statement. Nothing in this Section 2.05(b) is intended to be used to adjust for errors, omissions or inconsistencies that may be found with respect to the Financial Statements or the Balance Sheet, or any actual or alleged failure of the Financial Statements or the Balance Sheet to be prepared in accordance with the Accounting Principles or in good faith. Following the delivery of the Closing Statement through the final determination of the Purchase Price in accordance with this Section 2.05, Buyer shall provide Seller and its Representatives reasonable access during normal business hours upon reasonable advance notice to the records (other than records that are subject to attorney-client privilege or work product doctrine), books and personnel of Buyer relating to the preparation of the Closing Balance Sheet and the Closing Statement and shall cause the personnel of Buyer and its Subsidiaries (including the Group Companies) to reasonably cooperate during normal business hours upon reasonable advance notice with Seller and its Representatives in connection with their review of the Closing Balance Sheet and the Closing Statement, in each case, as is relevant to Seller’s review of the Closing Statement.

(c)        If Seller disagrees with the calculation of the Purchase Price set forth in the Closing Statement (or any portion of the calculation thereof), it shall notify Buyer of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within forty-five (45) days after its receipt of the Closing Statement. In the event that Seller does not provide such a notice of disagreement within such forty-five (45)-day period, Seller shall be deemed to have accepted the Closing Statement and the calculation of the Purchase Price set forth therein, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, Buyer and Seller shall use commercially reasonable efforts for a period of forty-five (45) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the Closing Statement. If, at the end of such period, they are unable to resolve such disagreements, then an independent accounting or financial consulting firm of recognized national standing as may be mutually selected by Buyer and Seller (the “Accountant”) shall resolve any remaining disagreements. The Accountant shall determine as promptly as practicable, but in any event within forty-five (45) days of the date on which such dispute is referred to the Accountant, whether the line items for which disagreements exists between Buyer and Seller on the Closing Statement were prepared in accordance with the standards set forth in Section 2.05(b) and whether and to what extent (if any) such line items and the calculation of the Purchase Price set forth in the Closing Statement requires adjustment. The Accountant shall act as an expert, not as an arbitrator, and its decision shall be set forth in writing and be based solely on written submissions by Buyer and Seller and their respective Representatives and not by independent review. Buyer and Seller shall instruct the Accountant not to, the Accountant shall not, assign a value to any item in dispute greater than the greatest value for such item assigned by Seller, on the one hand, or Buyer, on the other hand, or less than the smallest value for such item assigned by Seller, on the one hand, or Buyer, on the other hand, in the Closing Statement or any notice of disagreement contemplated by this Section 2.05(c). The fees, costs and expenses of the Accountant shall be borne pro rata as between Seller, on the one hand, and Buyer, on the other hand, in proportion to the final allocation made by such Accountant of the disputed items weighted in relation to the claims made by Seller and Buyer, such that the prevailing party pays the lesser proportion of such fees, costs and expenses. For example, if Buyer claims that the appropriate adjustments are, in the aggregate, $1,000 greater than the amount determined by Seller and if the Accountant ultimately resolves the dispute by awarding to Buyer an aggregate of $300 of the $1,000 contested, then the fees, costs and expenses of the Accountant will be allocated 30% (i.e., 300 ÷ 1,000) to Seller and 70% (i.e., 700 ÷ 1,000) to Buyer. The determination of the Accountant shall be final, binding and conclusive on the Parties (absent fraud or manifest error). The date on which the calculation of the Purchase Price is finally determined in accordance with this Section 2.05(c) is hereinafter referred to as the “Determination Date.”

(d)         If the Purchase Price, as finally determined pursuant to Section 2.05(c), exceeds the Estimated Purchase Price, Buyer shall pay, or cause to be paid, to Seller (or one or more Retained Companies designated by Seller), within five (5) Business Days of the Determination Date, an amount in cash equal to such excess in immediately available funds by wire transfer to an account or accounts designated by Seller, by written notice to Buyer at least three (3) days prior to the payment date. If the Purchase Price, as finally determined pursuant to Section 2.05(c), is less than the Estimated Purchase Price, Seller shall pay, or shall cause to be paid, to Buyer within five (5) Business Days of the Determination Date, an amount in cash equal to such difference in immediately available funds by wire transfer to an account or accounts designated by Buyer, by written notice to Seller. For U.S. federal income and other applicable Tax purposes, to the extent permitted by applicable Law, any payment pursuant to this Section 2.05 shall be treated as an adjustment to the Purchase Price (and allocated between US Holdco, GES Canada, GES UK (and each EMEA Company that is a direct Subsidiary of GES UK), and Viad UK based on the relative values attributed to each under Section 2.03(b)).

Section 2.06       Deferred Purchase Price. Subject to the terms and conditions set forth in this Section 2.06, in addition to the Purchase Price payable at the Closing, on the date that is twelve (12) months following the Closing Date, Buyer shall pay or cause to be paid to Seller additional purchase price in the amount of $25,000,000 (the “Deferred Purchase Price”). The Deferred Purchase Price shall be paid in immediately available funds by wire transfer to an account or accounts designated by Seller, by written notice to Buyer, no later than two (2) Business Days prior to the payment date. Buyer shall have the right to withhold against the Deferred Purchase Price such amounts as it is required to withhold for tax purposes under the Transaction Documents in accordance with Section 2.07.

Section 2.07       Withholding. Buyer, the Group Companies, and any of their respective affiliates shall be entitled to deduct and withhold from Purchase Price, Unpaid Transaction Expenses or the Deferred Purchase Price such amounts as it is required to deduct and withhold for tax purposes under applicable Tax Law. Other than with respect to any payments that are compensatory in nature or deduction or withholding resulting from failure of Seller to comply with requirements of Section 2.04(c)(ii) hereof, to the extent Buyer determines that any deduction or withholding is required in respect of a payment pursuant to this Agreement, Buyer shall provide written notice to Seller no less than three (3) days prior to the date on which such deduction or withholding is to be made with a written explanation substantiating the requirement to deduct or withhold, and the Parties shall use commercially reasonable efforts to cooperate to mitigate any such requirement to the maximum extent permitted by Law. Buyer shall promptly remit all deducted or withheld amounts to the applicable Governmental Authority in accordance with applicable Law and shall promptly provide Seller with a receipt issued by the Governmental Authority or other reasonable evidence of such remittance. Any amounts deducted, withheld and remitted consistent with the terms of this Section 2.07 shall be treated for all purposes of this Agreement as having been paid to Seller.

ARTICLE III
Representations and Warranties of Seller

Except as set forth in the Disclosure Schedule (but subject to Section 10.13) Seller represents and warrants to Buyer as of the date of this Agreement and as of the Closing that:

Section 3.01       Existence and Power. Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all requisite corporate powers required to carry on its business as now conducted, except where the failure to have such power would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect. Seller is duly licensed or qualified in each jurisdiction in which the ownership or operation of its assets or properties or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, have a Seller Material Adverse Effect.

Section 3.02        Authorization. The execution, delivery and performance by Seller of the Transaction Documents, in each case, to which it is a party and the consummation of the transactions contemplated thereby are within Seller’s organizational powers and authority and have been duly authorized by all necessary action on the part of Seller, and (other than in connection with the applicable requirements of the HSR Act and those consents disclosed in Section 3.03 of the Disclosure Schedule) no other proceeding, consent, approval, vote or other action on the part of Seller or its equityholders is necessary in connection therewith. This Agreement has been duly and validly executed and delivered by Seller and (assuming the due and valid execution and delivery of this Agreement by Buyer) constitutes a legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity (the “Enforceability Exceptions”). Each other Transaction Document has been, or, prior to the Closing, shall be, duly and validly executed by Seller and, upon such execution and delivery by Seller and the due and valid execution and delivery of such Transaction Document by each other party thereto, shall constitute a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.03      Governmental Authorization. Assuming the accuracy and completeness of the representations and warranties of Buyer contained in this Agreement, no consent, approval or authorization of, or declaration or filing with, any Governmental Authority is required on the part of Seller or the Group Companies with respect to Seller’s execution or delivery of the Transaction Documents or the consummation of the transactions contemplated thereby, except for (a) applicable requirements of the HSR Act and the Exchange Act, (b) any consents, approvals, authorizations, declarations or filings, the absence of which would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Group Companies, taken as a whole, and (c) those consents disclosed in Section 3.03 of the Disclosure Schedule.

Section 3.04      Noncontravention. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 3.03, the execution and delivery by Seller of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby do not and will not, (a) except as may result from any facts or circumstances relating solely to Buyer, violate any applicable Law to which Seller or any Group Company is subject or by which any property or asset of the Group Companies is bound, (b) violate any provision of, or result in a breach of, the Organizational Documents of Seller, US Holdco, GES Canada, GES UK and Viad UK, (c) violate any provision of, or result in a breach of, the Organizational Documents of any Group Company, (d) violate any provision of, provide any third-party the right to modify, or accelerate any right or obligation under, result in a breach of or default under, or require a consent or notice under, any Material Contract or Lease, or terminate or result in the termination of any such Material Contract or Lease, (e) result in the creation of any Lien (other than a Permitted Lien) under any such any Material Contract or Lease or any of the properties or assets of the Business or the Group Companies, or (f) result in a violation or revocation of any Permit, except to the extent that the occurrence of any of the foregoing items set forth in clauses (a), (d), (e) or (f) would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Group Companies, taken as a whole.

Section 3.05        Group Companies.

(a)          Each Group Company is duly organized, validly existing and (to the extent applicable) in good standing (or local equivalent) under the Laws of its jurisdiction of organization, formation or incorporation, as applicable, and has all corporate or similar powers required to carry on its business as now conducted, except where the failure to have such power would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Group Companies, taken as a whole. Section 3.05(a)(i) of the Disclosure Schedule sets forth a complete and accurate list of the beneficial owner and record owners of the authorized, issued and outstanding Group Company Interests as of immediately prior to the Pre-Closing Transfers (and, with respect to any Group Company that is not wholly-owned by a Group Company, the issued and outstanding Group Company Interests and the record owners thereof), and Section 3.05(a)(ii) of the Disclosure Schedules sets forth a complete and accurate list of the beneficial owner and record owner of the authorized, issued and outstanding Group Company Interests (and, with respect to any Group Company that is not wholly-owned by a Group Company, the issued and outstanding Group Company Interests and the record owners thereof) as of immediately following the Pre-Closing Transfers.

(b)        All of the Group Company Interests are owned beneficially and of record by the record and beneficial owners set forth in Section 3.05(a)(i) of the Disclosure Schedule, as of immediately prior to the Pre-Closing Transfers, and as set forth in Section 3.05(a)(ii) of the Disclosure Schedule, as of immediately following the Pre-Closing Transfers, free and clear of all Liens, other than Permitted Liens and restrictions on transfer under applicable securities Laws. After giving effect to the Pre-Closing Transfers, as of the Closing, US Holdco shall own, directly or indirectly, all of the US Company Interests (other than the issued and outstanding equity interests of US Holdco, all of which shall be owned by Seller), GES UK shall own, directly or indirectly, all of the issued and outstanding equity interests of the EMEA Companies, except as set forth in Section 3.05(a)(i) and Section 3.05(a)(ii) of the Disclosure Schedule, and Seller shall own, the Purchased Interests, free and clear of all Liens, other than restrictions on transfer under applicable securities Laws. None of the Group Company Interests have been issued in violation of, or are subject to, any preemptive or subscription rights, rights of first offer, or rights of first refusal or similar rights. There is no existing option, warrant, call, right or agreement to which Seller or any of its Subsidiaries (including the Group Companies) is a party that requires, and there are no securities of any Group Companies outstanding that upon conversion or exchange would require, the issuance of any capital stock or other equity interest of any Group Company, as applicable, or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase any capital stock or other equity interest of any Group Company. Neither Seller nor any of its Subsidiaries (including the Group Companies) is a party to any voting trust or other agreement, or has any obligation (contingent or otherwise), with respect to the voting, repurchase, redemption, acquisition, sale, transfer or other disposition of any Group Company Interests. Except as set forth in Section 3.05(b)(iii) of the Disclosure Schedule, there are no outstanding or authorized stock options, equity appreciation, phantom equity or similar rights with respect to the Group Companies.

(c)         Seller has made available to Buyer true, correct, and complete copies of the Organizational Documents for each Group Company as in effect on the date hereof.

Section 3.06        Financial Statements.

(a)         Section 3.06(a) of the Disclosure Schedules contains true, correct and complete copies of (i) the unaudited combined statements of financial position of the Business as of December 31, 2023 and the related unaudited combined statements of income for the Business for the year then-ended and (ii) the unaudited combined statements of financial position of the Business as of Balance Sheet Date (the “Latest Balance Sheet”) and the related unaudited combined statements of income for the Business for the eight-month period then ended (collectively, the “Financial Statements”).

(b)        Except as set forth on Section 3.06(b) of the Disclosure Schedules, the Financial Statements have been prepared in accordance with GAAP, consistently applied throughout the respective time periods set forth therein, and from, and are in accordance with, the books and records of the Seller Group and the Group Companies in all material respects (except as may be indicated in the notes thereto). The Financial Statements fairly present in all material respects the combined assets to be acquired and liabilities to be assumed and combined results of operations and financial positions of the Business and of the Group Companies as of the respective dates or for the respective time periods set forth therein.

(c)         The Group Companies and, with respect to the Business, the Seller Group maintain a system of internal accounting controls that are designed to provide reasonable assurances regarding the reliability of the Financial Statements and the preparation of financial statements for external purposes in accordance with the books and records of Seller and the Group Companies, including internal accounting controls sufficient to provide reasonable assurances (i) that transactions are executed in accordance with general or specific authorization, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with the books and records of Seller and the Group Companies, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Business or the Group Companies, and (iv) that the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d)         Except as would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Group Companies, taken as a whole, the accounts and notes receivable reflected on the Financial Statements (i) are collectible in the ordinary course of business (net of contractual allowances and bad debt reserves established in accordance with prior practice), (ii) represent legal, valid and binding obligations for services actually performed by the Group Companies, enforceable in accordance with their terms, (iii) are not the subject of any Action (whether pending or threatened), and (iv) have arisen only from bona fide transactions in the ordinary course of business and are payable on ordinary trade terms. Except as would not be reasonably be expected to, individually or in the aggregate, be material to the Business or the Group Companies, taken as a whole, there are no contests, claims, counterclaims, rights of set off or other defenses with respect to the accounts and notes receivable.

(e)         Except as would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Group Companies, taken as a whole, the accounts and notes payable of the Business and the Group Companies (i) are in each case not overdue, (ii) represent obligations of the Group Companies for products or services actually received and (iii) are not subject to any Action (whether pending or threatened).

Section 3.07         Absence of Certain Changes.

(a)          Except for actions taken pursuant to this Agreement (including the Pre-Closing Transfers), (i) since the Balance Sheet Date, the Business has been conducted and the Group Companies have been operated in the ordinary course of business consistent with past practices in all material respects and (ii) since December 31, 2023, there has not been any event, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)          Since December 31, 2023, no Group Company nor, with respect to the Business, the Seller Group, has taken any actions that, if performed between the date hereof and the Closing, would require the consent of Buyer pursuant to Section 5.01(a)(i), Section 5.01(a)(ii), Section 5.01(a)(iii), Section 5.01(a)(iv), Section 5.01(a)(vii), Section 5.01(a)(viii), Section 5.01(a)(x), Section 5.01(a)(xi), Section 5.01(a)(xii), Section 5.01(a)(xiii), Section 5.01(a)(xiv), Section 5.01(a)(xvi), Section 5.01(a)(xix), Section 5.01(a)(xx), Section 5.01(a)(xxi) or Section 5.01(a)(xxii).

Section 3.08       No Undisclosed Liabilities. There is no Liability of the Group Companies nor, with respect to the Business, of the Seller Group, except for liabilities, debts and obligations (a) as specifically reflected and adequately reserved for on the Latest Balance Sheet or otherwise set forth in Section 3.08 of the Disclosure Schedule, (b) that have arisen since the Balance Sheet Date in the ordinary course of the operation of the Business (none of which is a Liability resulting from or arising out of any breach of or default under any Contract, breach of warranty, tort, misappropriation or infringement, violation of Intellectual Property Rights, or violation of Law or Action, or a claim or lawsuit or is material to the business, assets, liabilities, results of operation or financial condition of any Group Company or the Business), or (c) incurred pursuant to the terms of this Agreement and the other Transaction Documents.

Section 3.09        Material Contracts.

(a)          Section 3.09(a) of the Disclosure Schedule sets forth the following Contracts to which a Group Company or, with respect to the Business, any Seller Group Entity, as of the date of this Agreement, is party to or bound by:

(i)          any lease of tangible personal property requiring (A) annual payments of $250,000 or more or (B) aggregate payments of $500,000 or more, in the case of each of clauses (A) and (B), that cannot be terminated for convenience by a Group Company on not more than ninety (90) days’ notice without payment by any Group Company of any penalty;

(ii)          any Contract between any Seller Group Entity and the fifteen (15) largest customers of the Business, in each case, as measured by dollar value of aggregate customer spending on products or services of the Business from (A) December 31, 2022 through December 31, 2023, and (B) December 31, 2023 through August 31, 2024 (any such customer, a “Material Customer”);

(iii)          any Contract between any Seller Group Entity and (A) the fifteen (15) largest supplier of goods or services to the Business, in each case, as measured by dollar value of purchases of goods or services by or for the benefit of the Business from December 31, 2022 through December 31, 2023, and (B) the fifteen (15) largest supplier of goods or services to the Business in respect of the United States, in each case, as measured by dollar value of purchases of goods or services by or for the benefit of the Business in respect of the United Stated from December 31, 2023 through August 31, 2024 (any such supplier, a “Material Supplier”);

(iv)          any partnership, joint venture or other similar agreement with any third-party that is not a Group Company;

(v)          any Contract that limits the ability of any Group Company or, with respect to the Business, the Seller Group to engage in any line of business or with any Person or in any area which would so limit the ability of Buyer or its Subsidiaries after the Closing Date or any Contract which grants any exclusive rights to any third-party or that provides any customer “most favored nation” or similar rights;

(vi)          any Contract (A) pursuant to which (1) any Retained Company or Group Company licenses or otherwise provides any right to use Business Owned Intellectual Property Rights to any third party, other than non-exclusive licenses granted in the ordinary course of business, and (2) any Group Company licenses or otherwise receives any right to use Intellectual Property Rights from any third party, other than COTS Licenses, or (B) entered into on or after the Lookback Date, pursuant to which material Intellectual Property Rights are developed for the benefit of the Business;

(vii)          any note, mortgage, indenture or other obligation or agreement or other instrument for or relating to indebtedness for borrowed money, or any guarantee of third-party obligations, or any material letters of credit, performance bonds or other credit support for the Group Companies that will need to be replaced at Closing;

(viii)          any Contract regarding acquisitions or dispositions of any business, equity interests or a material portion of the assets of any Person entered into (A) after the Lookback Date or (B) pursuant to which any Group Company has any outstanding payment or other material obligations (excluding obligations of confidentiality and access to books and records and similar covenants);

(ix)          any Collective Bargaining Agreement;

(x)          any Contract for capital expenditures involving future payments in excess of $100,000 in the aggregate;

(xi)          any Contract with a Governmental Authority;

(xii)        any Contract requiring any Group Company or, with respect to the Business, any Seller Group Entity to indemnify or hold harmless any Person other than in the ordinary course of business or where such indemnification obligation would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Group Companies, taken as a whole;

(xiii)          any Contract involving the settlement, conciliation, release, compromise or waiver of any Action that provides for payments by a Group Company which have not been (or will not, as of the Closing, be) satisfied or discharged in full, or imposes a material outstanding obligation that is effective as of or following the date hereof on any Group Company or, with respect to the Business, any Seller Group Entity; or

(xiv)          any Shared Contract.

Each Contract set forth or required to be set forth in Section 3.09(a) of the Disclosure Schedule, a “Material Contract”.

(b)        Seller has made available to Buyer a true and complete copy of each Material Contract, including all amendments or other modifications thereto. All of the Material Contracts are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Group Company or Seller Group Entity party thereto and, to the knowledge of Seller, represent the legal, valid and binding obligations of the other parties thereto. (A) No Group Company or Seller Group Entity or, to the knowledge of Seller, any other party thereto is in material breach of or material default under any such Material Contract, (B) no Group Company or Seller Group Entity has received any written claim or notice of material breach of or material default under any such Material Contract and (C) to the knowledge of Seller, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Material Contract or give a right of termination or cancellation or acceleration of any right or obligation by the Group Companies or the Seller Group (in each case, with or without notice or lapse of time or both). To the knowledge of Seller, there are no material disputes under any of the Material Contracts.

Section 3.10       Litigation. There are no pending Actions at Law or in equity before or by any Governmental Authority against the Group Companies or related to the Business that, in each case, would reasonably be expected to, individually or in the aggregate, be material to the Business or the Group Companies, taken as a whole. To the knowledge of Seller, there are no threatened, Actions at Law or in equity or, to the knowledge of Seller, investigations before or by any Governmental Authority against the Group Companies or related to the Business. Since the Lookback Date, there have been no pending or, to the knowledge of Seller, threatened, Actions at Law or in equity or, to the knowledge of Seller, investigations before or by any Governmental Authority against the Group Companies or related to the Business that, in each case, would reasonably be expected to, individually or in the aggregate, be material to the Group Companies or the Business, taken as a whole. To the knowledge of Seller, as of the date of this Agreement, there are no facts or circumstances which would reasonably be expected to result in or lead to the instigation of any Action against or by any Group Company or the Business, or affecting any of such Group Company’s respective assets, properties or business that would reasonably be expected to, individually or in the aggregate, be material to the Group Companies or the Business, taken as a whole.

Section 3.11        Compliance with Laws.

(a)        Each Group Company is and, with respect to the Business, each Seller Group Entity is, and have been since the Lookback Date, in compliance in all material respects with all applicable Laws.

(b)         Except as would not reasonably be expected to, individually or in the aggregate, be material to the Group Companies or the Business, taken as a whole, no Group Company nor, with respect to the Business, any Seller Group Entity has received at any time since the Lookback Date, any written notice regarding any actual, alleged, or potential violation of, or failure to comply with, any applicable Law or any obligation on the part of any Group Company or, with respect to the Business, any Seller Group Entity to undertake, or to bear all or any portion of the cost of, any remedial action in connection with the ownership or use of the assets of or the operation of the Business or any Group Company, and to the knowledge of Seller, no reasonable basis for the occurrence of any of the above exists.

Section 3.12        Real Property.

(a)          Section 3.12(a) of the Disclosure Schedule sets forth a complete list of the Owned Real Property and the current owner of each parcel of Owned Real Property. With respect to the Owned Real Property: (i) the Group Companies and, with respect to the Business, Seller Group (as applicable) have valid, good and marketable title in fee simple, free and clear of any Liens other than Permitted Liens, (ii) no Person other than Seller and its Subsidiaries, including the Group Companies, has the right to use or occupy the Owned Real Property, (iii) no Group Companies nor, with respect to the Business, the Seller Group are in breach or default under any restrictive or other covenant encumbering such Owned Real Property and (iv) other than the right of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. No Group Company nor, with respect to the Business, the Seller Group Entity is a party to any agreement or option to purchase any real property or interest therein.

(b)          Section 3.12(b) of the Disclosure Schedule sets forth a complete list of the Leased Real Property. The Real Property constitutes all of the real property that is owned, leased, used or held for use primarily in the conduct of the Business as currently conducted.

(c)        Except for Permitted Liens, as contemplated by the Transition Services Agreement, or as otherwise disclosed on Section 3.12(c) of the Disclosure Schedule, no Person other than Seller and its Subsidiaries, including the Group Companies, has the right to use or occupy the Leased Real Property.

(d)         Seller has made available to Buyer a true and complete copy of each Lease (including all amendments, extensions, renewals, and guaranties with respect thereto). With respect to each of the Leases, (i) each Lease (together with any amendment thereto) is legal, valid, binding, enforceable and in full force and effect, (ii) each Group Company or Retained Company that is the tenant thereunder, as applicable, is not in default of its obligations under such Lease beyond any applicable notice and cure period, (iii) the Group Companies’ and, with respect to the Business, the Seller Group’s, possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed, and to the knowledge of Seller, there are no disputes with respect to such Lease, (iv) no Seller Group Entity nor any other party to any Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease, and (v) none of the Leases have been collaterally assigned, nor has any Lien been granted in any Lease or any interest therein.

(e)         As of the date hereof, neither Seller nor any of its Subsidiaries has received any written notice from any Governmental Authority that any condemnation proceeding is pending or, to the knowledge of Seller, threatened with respect to any Real Property. No Seller Group Entity has received any written notices of violation of any building, zoning or land use code or law affecting the Real Property that have not been cured.

(f)       To the knowledge of Seller, there are no conditions affecting the buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Real Property, except for such conditions which would not reasonably be expected to, individually or in the aggregate, be material to the Group Companies or the Business, taken as a whole.

Section 3.13        Intellectual Property.

(a)          Section 3.13(a) of the Disclosure Schedule contains a list of all current registrations and issuances and pending applications for registration or issuance of any Patents, Trademarks copyrights, and domain names included in the Business Owned Intellectual Property Rights (the “Business Registered Intellectual Property Rights”). A Group Company exclusively owns all right, title and interest in and to all Business Owned Intellectual Property Rights, free and clear or all Liens except for Permitted Liens. All Business Registered Intellectual Property Rights are subsisting and have not expired or been cancelled, abandoned or otherwise terminated.

(b)        (i) As of the date hereof, no Action is pending that challenges the validity, ownership or enforceability of any material Business Registered Intellectual Property Rights and (ii) to the knowledge of Seller, as of the date hereof, no third party is infringing, misappropriating, diluting or otherwise violating any Business Owned Intellectual Property Rights in any material respect.

(c)         None of the Group Companies nor the operation of the Business is infringing, misappropriating, diluting or otherwise violating, or in the past four (4) years, has infringed, misappropriated or otherwise violated, any Intellectual Property Rights of any other Person in any material respect, and none of the Group Companies nor, with respect to the Business, Seller Group has received any charge, complaint, claim, demand or notice since the Lookback Date alleging any such infringement, misappropriation, dilution or other violation (including any claim that any of the Group Companies or, with respect to the Business, Seller Group must license or refrain from using any Intellectual Property Rights of any third party).

(d)        The Business Intellectual Property Rights, together with the Intellectual Property Rights provided to Buyer and the Group Companies pursuant to the Transition Services Agreement (i) constitute all of the material Intellectual Property Rights owned by the Retained Companies (other than the Retained Marks) and used in or held for use in the operations of the Business as currently conducted, and (ii) constitute all of the material Intellectual Property Rights (other than the Retained Marks) that are necessary for the operation of the Business as currently conducted. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 3.03, the execution and delivery by Seller of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby will not result in the loss, termination or impairment of any material Business Intellectual Property Rights. Each Contract pursuant to which a Group Company obtains a right or license to use any material Business Intellectual Property Rights is in full force and effect, and represents the legal, valid and binding obligations of the Group Company party thereto and, to the knowledge of Seller, represents the legal, valid and binding obligations of the other parties thereto, and no Group Company is in or, to the knowledge of Seller, any other party thereto is in, material breach of or material default under any such Contract.

(e)       Seller and its Subsidiaries have in place commercially reasonable measures to maintain and protect each item of the Business Owned Intellectual Property Rights, including the confidentiality of the trade secrets and other material confidential information included in the Business Owned Intellectual Property Rights. No such trade secrets or confidential information have been disclosed to any third party, other than to Persons subject to contractual, legal, or binding ethical obligations to preserve the confidentiality thereof. All current and former employees of Seller and its Subsidiaries or other Persons who have contributed to development of any material Intellectual Property Rights purported to be owned by the Group Companies (or purported to be owned by any Retained Company and used in or held for use in the Business) have assigned ownership of such Intellectual Property Rights to Seller or its applicable Subsidiary pursuant to written agreements or assignments providing for the present assignment to such Group Company of all of such Persons’ right, title and interest in and to such developed Intellectual Property Rights.

(f)          None of the Group Companies or, with respect to the Business, Retained Companies, has licensed or disclosed to any third party, or deposited in escrow, the source code of any material software included in the Business Owned Intellectual Property Rights (“Proprietary Software”), or is under any obligation to do so. The Group Companies own and possess all source code for all Proprietary Software. None of the Group Companies or, with respect to the Business, Retained Companies, has used or incorporated any Open Source Software into or with any Proprietary Software in a manner that would require such Group Company or Retained Company to license or disclose the source code of any Proprietary Software to any Person, license any Proprietary Software for the purpose of creating derivative works, or prohibit or restrict such Group Company from charging fees to licensees or other end users in connection with their use of any Proprietary Software.

(g)          The IT Assets operate and perform in all material respects as required by the Group Companies, for the conduct of the Business as currently conducted. The Group Companies have the right to use all material IT Assets that are used by them in connection with the operation of the Business as currently conducted.  Each Contract pursuant to which a Group Company has the right to use any material IT Assets is in full force and effect, and represents the legal, valid and binding obligations of the Group Company party thereto and, to the knowledge of Seller, represents the legal, valid and binding obligations of the other parties thereto, and no Group Company is in or, to the knowledge of Seller, any other party thereto is in, material breach of or material default under any such Contract. The Group Companies or, with respect to the Business, the Retained Companies have used commercially reasonable efforts to protect the integrity and security of the IT Assets under their control (and all material information stored or contained therein) against unauthorized use, access, interruption, modification or corruption. In the past two (2) years, there have been no material failure, outage, breakdown or continued substandard performance of any such IT Assets that has not been remedied or replaced in all material respects. None of the IT Assets contain any (i) virus, Trojan Horse, worm or other software routines designed to permit unauthorized access to or to improperly disable, erase or otherwise harm software, hardware or data or (ii) other malicious code that is intended to disrupt or disable the software or any information technology system used in connection therewith; in each case, that would reasonably be expected to have a material impact on the Business.

(h)        Since the Lookback Date, the Group Companies, and with respect to the Business, the Retained Companies, have operated the Business in material compliance with all applicable Information Privacy and Security Requirements. Since the Lookback Date, the Group Companies, and with respect to the Business, the Retained Companies, have established commercially reasonable data and information security programs. Since the Lookback Date, neither any Group Company, or with respect to the Business, Retained Company nor to the knowledge of Seller any third party Processing any Personal Data on behalf of any Group Company, or with respect to the Business, Retained Company has experienced any Security Breach except for those that have been remediated without material liability. Since the Lookback Date, no Group Company, or with respect to the Business, Retained Company has been subject to any Actions, or has received any written notices alleging a basis for the same, relating to the Information Privacy and Security Requirements or any Security Breach.

Section 3.14        Title to and Sufficiency of Assets.

(a)         the Seller Group Entities have good, valid and marketable title to, or a valid leasehold interest in or valid right to use, the Business Assets, and after giving effect to the Pre-Closing Transfers and as of the Closing, the Group Companies shall have, good, valid and marketable title to, or a valid leasehold interest in or valid right to use, the Business Assets, in each case, free and clear of all Liens, except for Permitted Liens and except where the failure to have good, valid and marketable title would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Group Companies, taken as a whole.

(b)         Except for Intellectual Property Rights (the sufficiency of which is addressed in Section 3.13), the Business Assets are in reasonable operating condition (subject to ordinary wear and tear) in all material respects, and are reasonably suitable for the purposes for which they are presently used in the Business.

(c)         The Business Assets, together with all other rights of Buyer or the Group Companies pursuant to the Transaction Documents, and the Business Employees, together with the services and resources provided pursuant to the Transition Services Agreement, immediately after the Closing, will constitute all of the assets, rights, properties and services used in or required to conduct and operate the Business in all material respects in the manner conducted and operated as of the date hereof and as of immediately prior to and as of the Closing by Seller and its Subsidiaries (including the Group Companies).

(d)         The Business Employees, together with the services and resources provided pursuant to the Transition Services Agreement, are sufficient in skill and number, to permit the Group Companies to conduct the Business in the same manner as operated by the Seller Group Entities prior to and as of the Closing Date.

(e)         After giving effect to the Pre-Closing Transfers, Seller shall be the sole legal and beneficial owner of the Purchased Interests, and upon the consummation of the transactions contemplated by Section 2.01, Buyer will acquire good, valid, and marketable title to the Purchased Interests, free and clear of all Liens other than restrictions on transfer arising under applicable securities Laws.

Section 3.15       Permits. The Group Companies possess all material governmental permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemptions of, or filings or registrations with, or issued by, any Governmental Authority necessary for the ownership and use of the assets of the Group Companies and the operation of the Business as currently conducted (the “Permits”), except where (i) the transfer of such Permit to a Group Company is contemplated by the Pre-Closing Transfers or (ii) the failure to possess such Permit would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Group Companies, taken as a whole. There are no lawsuits or other proceedings pending threatened in writing or, to the knowledge of Seller, otherwise threatened, before any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification the Permits and, to the knowledge of Seller, all such Permits are in full force and effect. To the knowledge of Seller, none of the Group Companies nor, with respect to the Business, the Seller Group are in material default, and no event has occurred or condition exists that with notice or lapse of time or both would constitute a material default, under the Permits. All applications required to have been filed for the issuance, renewal, transfer or re-certification (as applicable) of the Permits have been duly filed on a timely basis with the appropriate Governmental Authorities, and all other material filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Authorities, in each case, except as would reasonably be expected to, individually or in the aggregate, be material to the Business or the Group Companies, taken as a whole.

Section 3.16        Benefit Plans.

(a)        Section 3.16(a) of the Disclosure Schedule sets forth a true and complete list of each material Benefit Plan and identifies each material Benefit Plan that is a Group Company Plan, but excludes any employment offer letter or individual independent contractor or consultant agreement that does not provide for any change in control, retention, or contractual or statutory severance payments or benefits.

(b)         Seller has made available to Buyer with respect to each Group Company Plan, as applicable, (i) the most recent summary plan description; (ii) the most recent annual reports with accompanying schedules and attachments, filed with the Internal Revenue Service (“IRS”) or other equivalent Governmental Authority for jurisdictions outside the United States; and (iii) the most recent opinion or determination letter from the IRS or other equivalent Governmental Authority for jurisdictions outside the United States. Seller has made available to Buyer the material details of all Seller Benefit Plans.

(c)         Each Group Company Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws. None of the Group Companies nor, with respect to the Business, the Seller Group have incurred (whether or not assessed) any material Tax or penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code and no circumstances exist that could result in the imposition of any such Tax or penalty.

(d)         Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code: (i) has received a favorable determination letter from the IRS; or (ii) has been established under pre-approved plan for which a current favorable IRS opinion letter has been obtained by the pre‑approved plan provider.

(e)         Section 3.16(e) of the Disclosure Schedule sets forth a true and complete list of each Multiemployer Plan. No Group Company Plan is, and none of the Group Companies or any of their respective ERISA Affiliates contributes to, has within the past six (6) years contributed to or has had an obligation to contribute to, or has any Liability or obligation, whether fixed or contingent, with respect to (i) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), or (iii) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(f)        With respect to each Multiemployer Plan, (i) no unsatisfied withdrawal liability within the meaning of Title IV of ERISA (whether or not asserted by such Multiemployer Plan and whether for a partial or complete withdrawal) has been incurred by any of the Group Companies or, with respect to the Business, the Seller Group, (ii) none of the Group Companies nor, with respect to the Business, the Seller Group has received notice that any Multiemployer Plan has undergone or is expected to undergo a mass withdrawal or termination (or treatment of a plan amendment as termination), and (iii) all contributions (including installments) required to be made by the Group Companies or, with respect to the Business, the Seller Group have been timely made in all material respects.

(g)        The Seller has made available to Buyer true, correct and complete copies of all material documents in connection with each Multiemployer Plan it has in its possession with respect to: (i) any correspondence from any Multiemployer Plan since the Lookback Date of any potential or actually incurred withdrawal liability of such Group Company with respect to such Multiemployer Plan (but excluding routine correspondence that provides estimates of potential withdrawal liability); and (ii) any material correspondence relating to or describing the existence of any minimum funding violation or application for waiver of a minimum funding violation.

(h)         No Group Company Plan provides, and none of the Group Companies nor, with respect to the Business, the Seller Group has any Liability or obligation in respect of post-employment or post-service health, medical or life insurance benefits for former or current Service Providers except as required to comply with Section 4980B of the Code or any similar state law provision.

(i)         With respect to each Group Company Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States Law also applies) (a “Non-U.S. Plan”), (i) all employer and employee contributions to each Non-U.S. Plan required by Law or by the terms of such Non-U.S. Plan have been timely made in all material respects, or, if applicable, accrued in all material respects in accordance with normal accounting practices, (ii) each Non-U.S. Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and (iii) no Non-U.S. Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), and (iv) there are no material unfunded or underfunded liabilities with respect to any Non-U.S. Plan that are not properly accrued in accordance with GAAP.

(j)          Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (together or in combination with any other event) could (i) entitle any current or former Service Provider to any compensatory payment under a Benefit Plan or otherwise, (ii) accelerate the time of payment, funding or vesting of any compensation or benefits or result in forfeiture of any compensation or benefits to any current or former Service Provider under any Benefit Plan or otherwise, (iii) increase the amount of compensation or benefits due to any current or former Service Provider, or (iv) result in any payment to any “disqualified individual” (within the meaning of Section 280G of the Code) who is a current or former Service Provider that would reasonably be expected to, individually or in combination with any other such payment, constitute an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(k)        None of the Group Companies nor, with respect to the Business, the Seller Group is a party to, and none has any obligation under any contract or Benefit Plan to indemnify or gross-up any Service Provider for any Tax, including under Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(l)         With respect to any Service Provider, each Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been at all relevant times operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

Section 3.17        Employees.

(a)          Section 3.17(a) of the Disclosure Schedule sets forth a true and complete list of all Business Employees that includes the following information for each such employee (to the extent such information can be provided in accordance with applicable Law): (i) name or employee identification number, (ii) job title, (iii) annual salary or hourly wage rate (as applicable), (iv) employing entity, (v) work location (by U.S. state, as applicable, or by country), (vi) classification as exempt or non-exempt from the overtime pay requirements of applicable wage and hour Laws (as applicable), (vii) union status, (viii) leave status and (ix) visa status. There are no employees of Seller or its Affiliates who primarily provide services on behalf of the Business but are not designated as Business Employees. The Business Employees and any individual independent contractors or consultants of the Group Companies are sufficient in number and skill to operate the Business in all material respects as it was conducted by Seller and its Affiliates (including the Group Companies) as of immediately prior to the Closing.

(b)        The Group Companies and, with respect to the Business, Seller Group, are, and since the Lookback Date have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, workers’ compensation, occupational safety and health requirements, plant closings and mass layoffs (including the WARN Act), wages and hours (including the classification of exempt and non-exempt employees and of independent contractors), withholding of employment taxes, discrimination, harassment, retaliation, disability rights or benefits, equal employment opportunity, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas and work status), labor relations, collective bargaining, pay transparency, restrictive covenants, affirmative action, employee leave requirements, and unemployment insurance.

(c)       None of the Group Companies nor, with respect to the Business, the Seller Group, are party to or bound by an Collective Bargaining Agreement, there are no Collective Bargaining Agreements covering Business Employees and none of the Business Employees are represented by a union, works council or labor organization and, to the knowledge of Seller, in the past three years there have not been any attempts to organize the current Business Employees by or on behalf of any labor union, works council or other labor organization. Since the Lookback Date, there has not been any, and there is no pending nor, to the knowledge of Seller, threatened, strike, slowdown, picketing, lockout, work stoppage, unfair labor practice charge, material labor grievance, material labor arbitration, or other material labor dispute, by or on behalf of any Business Employees, or against or affecting the Group Companies or, with respect to the Business, the Seller Group. There are no pre-signing notice, information, consultation or bargaining obligations owed to the Business Employees or their representatives with respect to the transactions contemplated by this Agreement under applicable Law and any Collective Bargaining Agreement or other Contract with an employee representative body.

(d)         Except as would not result in material Liability for the Group Companies or, with respect to the Business, for Seller or its Affiliates: (i) each Group Company and, with respect to the Business, Seller and each of its Affiliates, has fully and timely paid all wages, salaries, overtime, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to current or former Service Providers under applicable Law, Contract or policy; and (ii) each individual who is providing or since the Lookback Date has provided services to the Group Companies or to the Business and who is or was classified and treated as an (A) exempt employee, or (B) independent contractor, consultant, leased employee, or other non-employee service provider, in each case, is and has been properly classified and treated as such for all applicable purposes.

(e)        To the knowledge of Seller, (i) no current or former employee or individual independent contractor of the Group Companies or of the Business is in any material respect in violation of any non-competition agreement, non-solicitation agreement, or other restrictive covenant obligation owed to any Group Company (or, with respect to the Business, owed to any Seller Group Entity), and (ii) no Business Employee with annualized base salary at or above $150,000, has provided written notice of his or her intent to terminate his or her employment, other than in respect of ordinary course retirement, prior to the one (1) year anniversary of the Closing.

(f)          Each Group Company and, with respect to the Business, Seller and each of its Affiliates, has reasonably investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations against any of its current or former officers, directors, employees, contractors, or agents which have been reported to such Group Company or of which any of them are or have been aware, in each case, since the Lookback Date. With respect to each such allegation the Group Companies have deemed meritorious, the Group Companies and, with respect to the Business, Seller and its Affiliates, have taken reasonable corrective action. None of the Group Companies or, with respect to the Business, Seller or its Affiliates, reasonably expect any material Liabilities with respect to any such allegations and are not aware of any such allegations that would indicate a breach of fiduciary duty or that, if known to the public, would bring the Group Companies or the Business into material disrepute.

Section 3.18         Environmental Matters.

(a)         The Business, the Group Companies and the Real Property, and, with respect to the Business, the Seller Group, are, and since the Lookback Date have been, in compliance in all material respects with all applicable Environmental Laws, including, but not limited to, any Permits required by applicable Environmental Laws.

(b)         There is no Action pending or threatened in writing or, to the knowledge of Seller, otherwise threatened, and there is no investigation pending or threatened in writing or to the knowledge of Seller, otherwise threatened, and none of the Group Companies nor, with respect to the Business, the Seller Group have received any written notice, report or other information, in each case that (i) alleges the actual or potential material violation of or noncompliance with any Environmental Law or any Permit required by any applicable Environmental Law, alleges any potential material Liability or Damages arising under or relating to any Environmental Law, including any investigatory, remedial, natural resource, response, removal or corrective obligations, or seeks to revoke, amend, modify or terminate any Permit required by any applicable Environmental Law, (ii) relates to the Business, the Group Companies, or, with respect to the Business, the Seller Group, except for matters that would not reasonably be expected to, individually or in the aggregate, be material to the Group Companies or the Business, taken as a whole, and (iii) has not been settled, dismissed, paid or otherwise resolved without material ongoing obligations or costs prior to the date hereof.

(c)        None of the Group Companies, nor, to the knowledge of Seller, any other Person to the extent giving rise to Liability of the Group Companies, have caused any past or present contamination, release, or storing, handling, transporting, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of, or exposure to, any Hazardous Substances (including at, on, under or from any currently or formerly owned or leased property or facility relating to the Business, the Group Companies or the Real Property), in each case, as has given or would give rise to material Liability under applicable Environmental Law.

(d)        Seller has made available to Buyer copies of all environmental audits, assessments or reports and other material environmental, health or safety documents completed since the Lookback Date or otherwise in its possession relating to the current or former properties, facilities or operations of the Business or the Group Companies which are in its or any Seller Group Entity’s possession or reasonable control.

Section 3.19        Taxes.

(a)       Each of the Group Companies has timely filed all income and other material Tax Returns required to be filed by it (taking into account applicable extensions), all such Tax Returns have been prepared in compliance with all applicable Laws and are accurate, correct, and complete in all material respects, and each of the Group Companies has timely paid to the appropriate Governmental Authorities all income and other material Taxes (whether or not shown on any Tax Returns) required to be paid by it.

(b)          The unpaid Taxes of the Group Companies did not, as of the Balance Sheet Date, exceed the Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) accrued on the Balance Sheet (without regard to any notes thereto) and will not exceed such accrual as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Group Companies in filing its Tax Returns.

(c)        There are no pending income or other material Tax Claims by or before a Taxing Authority against any of the Group Companies, and no written notice of audit or assessment by a Taxing Authority in respect of any income or other material Taxes has been received by any Group Company which has not been resolved.

(d)         No waiver or extension of the statute of limitations is in effect for the assessment of any income or other material Taxes of any of the Group Companies.

(e)         No Liens for Taxes upon the assets of the Group Companies have been filed, other than for Permitted Liens or any immaterial Liens imposed by any U.S. state or local Taxing Authorities.

(f)        (i) There are no disputes, audits, examinations, investigations or other Actions pending with respect to any income or other material Tax Return or income or other material Taxes with respect to any Group Company; (ii) no deficiency for any income or other material Taxes with respect to any Group Company has been claimed, proposed or assessed, in each case, which deficiency has not yet been fully settled or, if applicable, paid in full; and (iii) there are no requests for rulings or determinations in respect of any Tax pending between any Group Company, on the one hand, and any Governmental Authority, on the other hand.

(g)         No Group Company (i) has initiated, commenced, resolved or settled any voluntary disclosure proceeding relating to Taxes; (ii) has a request for a private letter ruling, technical advice, or change of any method of accounting, or any other similar request, that is in progress or pending with any Governmental Authority with respect to Taxes; (iii) has an effective power of attorney with respect to any Taxes of any Group Company that has been executed or filed with any Governmental Authority, which will remain in effect after the Closing; or (iv) is a party to any Tax exemption, Tax holiday or other Tax reduction agreement with any Governmental Authority, in each case, other than with respect to Combined Taxes or Combined Tax Returns.

(h)         No Group Company or Buyer or any of its affiliates will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of (i) any adjustment pursuant to Section 481(a) of the Code or any similar provision of state, local or non-U.S. Tax Law by reason of any change of accounting methods, or use of an improper method of accounting, prior to the Closing; (ii) any “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or non-U.S. Tax Law) executed prior to the Closing; (iii) any installment sale or open transaction disposition occurring prior to the Closing; (iv) any prepaid amount outside of the ordinary course of business received prior to the Closing, (v) intercompany transactions or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law), (vi) gain recognition agreement to with any Group Company is a party under Section 367 of the Code (or any similar provision of state, local or foreign Law) or (vii) income inclusion pursuant to Sections 951 or 951A of the Code with respect to any interest held in a “controlled foreign corporation” (as that term is defined in Section 957 of the Code) as a result of economic activity of such “controlled foreign corporation” on or before the Closing Date.

(i)         Since the Lookback Date, no Group Company has received a claim to pay Taxes or file Tax Returns from a Governmental Authority in a jurisdiction where the Group Company has not filed Tax Returns that has not been resolved.

(j)        No Group Company is a party to, is otherwise bound by or has any obligation under, any Tax sharing, Tax allocation or Tax indemnity agreement or other similar Contract, other than (i) any Tax sharing, allocation or indemnification agreement the only parties to which are Seller and its Subsidiaries (which shall have no force or effect following the Closing with respect to the Group Companies) and (ii) any Contracts with unrelated third parties not primarily related to Taxes entered into in the ordinary course of business.

(k)          In the past five (5) years, no Group Company has been party to a transaction that is a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or any similar provision of state, local or non-U.S. Law).

(l)          No Group Company has been a member of an affiliated, consolidated, combined, unitary or similar group that has elected, or is required, to file Tax Returns or pay Taxes on a joint or group basis (other than any such group for which Seller is the common parent or consisting solely of the Group Companies). No Group Company has any liability for the Taxes of any Person (other than Seller or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law) or as transferee or successor or otherwise by operation of law. No Group Company is or has been a member of an MNE Group (as defined for purposes of Pillar Two) that is subject to a Top-Up Tax or a Qualified Domestic Minimum Top-Up Tax (in each case as defined for purposes of Pillar Two).

(m)          In the two-year period ending on the Closing Date, no Group Company has been party to a transaction described in Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (or any similar provision of state, local or non-U.S. Law).

(n)          Each of the Group Companies has collected or withheld all material Taxes required to have been collected or withheld (including from payments made to Service Providers, creditors, stockholders and other third parties) and such collected and withheld Taxes have been or will be duly paid to the proper Governmental Authority.

(o)       Except as otherwise set forth on Section 3.19(o) of the Disclosure Schedule, each Group Company is and has been classified as a C corporation for U.S. federal (and all applicable state and local) income tax purposes at all times since its formation (and no election has been made or is pending to change such treatment). No Group Company owns an interest in any entity classified as a partnership or disregarded entity for U.S. federal (and all applicable state and local) income tax purposes or other pass-through entity.

(p)         No Group Company has ever been, nor will be at the Closing, a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

(q)        None of the Group Companies are subject to Tax in any jurisdiction outside of its country of incorporation or organization by virtue of having a permanent establishment or other place of business in that jurisdiction.

(r)          No Group Company is a party to any contract or other arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any similar provision of state, local or non-U.S. law).

(s)          No Group Company has (i) deferred any amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) received any credits under the Families First Act or the CARES Act, (iii) sought a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act or (iv) deferred any payroll tax obligations (including those imposed by Section 3101(a) and 3201 of the Code) pursuant to or in connection with the Payroll Tax Executive Order.

(t)       Each of the Group Companies is in compliance in all material respects with all applicable transfer pricing Tax laws in all applicable jurisdictions.

(u)        No Group Company has or will have any obligation to pay any Taxes under Section 965 of the Code in any taxable period (or portion thereof) ending after the Closing Date pursuant to an election under Section 965(h) of the Code made on or prior to the Closing Date.

(v)          Each Group Company is and has always been in material compliance with all applicable escheat and unclaimed or abandoned property laws.

(w)        Each Group Company is registered for the purposes of VAT where it is required to be so registered and has complied with applicable Law in relation to VAT.

(x)          The sale of the Purchased Interests (including the entry into, becoming unconditional or the Closing of this Agreement) will not give rise to any deemed disposal or realisation by a Group Company of any asset or liability for any relevant Tax purpose, any indirect transfer or stamp Tax payable by a Group Company, any de-grouping charge in respect of Tax or any clawback, withdrawal or disallowance of a relief or allowance previously given in respect of Tax.

(y)       All documents to which a Group Company is a party as purchaser, lessee or assignee or which are required to evidence title of a Group Company to an asset held by it, or of which a Group Company is otherwise interested in the enforcement or production, and which are subject to a transfer, stamp, registration or similar Tax (“Stamp Tax”) or which are required to be stamped, whether with a particular stamp denoting that no Stamp Tax is chargeable or that the document has been produced to the appropriate Taxing Authority, have been stamped and any relevant Stamp Tax (and any related interest, penalty, surcharge or fine) has been paid within applicable time limits and all such documents are in the relevant Group Company’s possession or under its control.

Notwithstanding anything to the contrary, nothing in this Agreement shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date, limitations on or availability of any Tax attribute in a Post-Closing Tax Period; provided that, for the avoidance of doubt, this limitation shall not apply to any Taxes paid or payable by or with respect to any of the Group Companies for any Pre‑Closing Tax Period.

Section 3.20       Finders’ Fees. Except for Moelis & Company LLC, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller or its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement. No Group Company has (or at the Closing, will have) any Liability to Moelis & Company LLC.

Section 3.21        Affiliate Transactions. Section 3.21 of the Disclosure Schedule sets forth a complete list of all agreements between any Group Company, on the one hand, and any Seller Group Entity (other than the Group Companies) or any of its respective directors, officers, or any Transferred Business Employee (other than (i) any equity award or offer letter with any Transferred Business Employee that do not provide for severance or change in control payments or benefits or (ii) any intercompany balance eliminated or discharged in accordance Section 5.06(a)).

Section 3.22        Customers and Suppliers.

(a)          Section 3.22(a) of the Disclosure Schedule sets forth a complete and correct list of the Material Customers, and sets forth opposite the name of each Material Customer the dollar value of aggregate customer spending on products or services of the Business from (i) December 31, 2022 through December 31, 2023, and (ii) December 31, 2023 through August 31, 2024. In the last twelve (12) months, no Material Customer has materially reduced, cancelled or otherwise terminated or, to the knowledge of Seller, threatened to materially reduce, cancel or terminate, its business or relationship with any Group Company or, with respect to the Business, any Seller Group Entity. No Group Company nor, with respect to the Business, any Seller Group Entity is, nor since the Lookback Date has been, engaged in any material dispute or controversy with any Material Customer.

(b)         Section 3.22(b) of the Disclosure Schedule sets forth a complete and correct list of the Material Suppliers, and sets forth opposite the name of each Material Supplier the dollar value of purchases of goods or services by or for the benefit of the Business with respect to (i) December 31, 2022 through December 31, 2023, and (ii) December 31, 2023 through August 31, 2024 (in the case of this clause (ii), solely in respect of the United States). In the last twelve (12) months, no Material Supplier has materially reduced, cancelled or otherwise terminated or, to the knowledge of Seller, threatened to materially reduce, cancel or terminate, its business or relationship with any Group Company or, with respect to the Business, any Seller Group Entity. No Group Company nor, with respect to the Business, any Seller Group Entity is, nor since the Lookback Date has been, engaged in any material dispute or controversy with any Material Supplier.

Section 3.23        Anti-Corruption and International Trade Laws.

(a)          None of the Group Companies or any of their respective directors, officers, or employees, or, with respect to the Business, any Seller Group Entity or any of their respective directors, officers, or employees, or, to the knowledge of Seller, any agent or other third-party representative authorized to act on behalf of any of the Group Companies or, with respect to the Business, any Seller Group Entity, have in the past five (5) years, directly or indirectly, made, offered, promised, authorized, or received any payment or gift of any money or anything of value to, from, or for the benefit of any “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended), foreign political party or official thereof, political campaign, or public international organization in material violation of Anti-Corruption Laws.

(b)          None of the Group Companies or any of their respective directors, officers, or employees, or, with respect to the Business, any Seller Group Entity or any of their respective directors, officers, or employees, or, to the knowledge of Seller, any agent or other third-party representative authorized to act on behalf of any of the Group Companies or, with respect to the Business, any Seller Group Entity is currently, or has been since April 24, 2019, (i) a Sanctioned Person; (ii) engaging in any dealings or transactions with, on behalf of, or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (iii) otherwise in material violation of applicable Sanctions, Ex-Im Laws, or U.S. anti-boycott Laws (collectively, “Trade Control Laws”).

(c)       Since April 24, 2019, none of the Group Companies or, with respect to the Business, any Seller Group Entity, received from any Governmental Authority any notice, inquiry or internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Authority, or conducted any internal investigation or audit concerning any actual or potential violation of Anti-Corruption Laws or Trade Control Laws. There are no pending or, to the knowledge of Seller, threatened claims against any of the Group Companies or, with respect to the Business, any Seller Group Entity, with respect to any material violations of Anti-Corruption Laws or Trade Control Laws.

Section 3.24          Insurance. Section 3.24 of the Disclosure Schedule sets forth (a) a true and complete list as of the date hereof of all insurance policies providing coverage with respect to any Business Assets (the “Business Insurance Policies”) in effect during the last twelve (12) months, true and complete copies of which have been made available to Buyer and (b) all material claims made against the Business Insurance Policies related to the Business and currently pending.  All of the Business Insurance Policies are in full force and effect and all premiums due and payable thereon have been paid in full in accordance with their terms.  Since the date of the Balance Sheet, no written notice of cancellation, termination or non-renewal has been received with respect to any Business Insurance Policy by the Seller Group Entities, and no Seller Group Entity is in material default with respect to its obligations under any of such Insurance Policies. The Seller Group Entities have provided timely and valid notice to the applicable insurer of any claim, occurrence or other matter that may be covered under the Business Insurance Policies with respect to the Business (“Business Insurance Claims”) that is material.  There are no material Business Insurance Claims for which the applicable insurer has denied or disputed coverage.  No Group Company maintains any self-insurance, captive insurance, or fronted insurance policy or any insurance policy subject to a retrospective premium adjustment.

Section 3.25          No Other Representations and Warranties.

(a)         Except for the representations and warranties contained in this Article III, (as qualified by the Disclosure Schedule) and, solely with respect to Seller, the other Transaction Documents and the certificate delivered pursuant to Section 8.02(d), none of Seller or the Retained Companies nor any of their respective Representatives has made or is making any express or implied representation or warranty with respect to Seller, its Subsidiaries (including the Group Companies) or any of the Group Company Interests, the Business or with respect to any other information provided, or made available, to Buyer or any of its Affiliates or Representatives in connection with the transactions contemplated hereby or thereby. Neither Seller nor any other Person will have or be subject to any Liability or other obligation to Buyer, its Affiliates or Representatives or any other Person resulting from Buyer’s use of, or the use by any of its Affiliates or Representatives of, any such information, including information, documents, projections, forecasts or other material made available to Buyer, its Affiliates or Representatives in any “data rooms,” teaser, confidential information memorandum or management presentations in connection with the transactions contemplated by this Agreement, unless any such information is expressly and specifically included in a representation or warranty contained in this Article III, the other Transaction Documents or the certificate delivered pursuant to Section 8.02(d). Seller and each of its Affiliates disclaim any and all other representations and warranties, whether express or implied. Notwithstanding anything to the contrary contained in this Agreement, none of the Retained Companies nor any of their respective Representatives make any express or implied representation or warranty with respect to the Retained Businesses; provided, that nothing contained in this Agreement, including this Section 3.25, shall limit, impair or prohibit Buyer’s right to make a claim in the case of Fraud.

(b)          Notwithstanding anything contained in this Agreement, it is the explicit intent of the Parties that neither Buyer nor any of its Representatives are making any representation or warranty whatsoever, express or implied, beyond those expressly given in Article IV, the other Transaction Documents and the certificate delivered pursuant to Section 8.03(c).

(c)     In furtherance of the foregoing, Seller acknowledges that it is not relying on any representation or warranty of Buyer or any of its Representatives, other than those representations and warranties specifically set forth in Article IV, the other Transaction Documents and the certificate delivered pursuant to Section 8.03(c).

ARTICLE IV
Representations and Warranties of Buyer

Buyer represents and warrants to Seller as of the date of this Agreement and as of the Closing (provided that the accuracy of any representation or warranty that be its terms speaks only as of a specified date shall be determined solely as of such date) that:

Section 4.01        Existence and Power. Buyer is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware and has the requisite limited liability company power and authority to own or lease its assets and to conduct its business in all material respects as it is now being conducted, except where the failure to have such power would not, individually or in the aggregate, interfere with, prevent or materially delay the ability of Buyer to enter into and perform its obligations under the Transaction Documents to which it is a party or consummate the transactions contemplated thereby. Buyer is duly licensed or qualified in each jurisdiction in which the ownership or operation of its assets or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, interfere with, prevent or materially delay the ability of Buyer to enter into and perform its obligations under the Transaction Documents to which it is a party or consummate the transactions contemplated thereby.

Section 4.02       Authorization. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby are within the limited liability company powers of Buyer and have been duly authorized by all necessary action on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and (assuming the due and valid execution and delivery of this Agreement by Seller) constitutes a legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to the Enforceability Exceptions. Each other Transaction Document has been, or, at or prior to the Closing, shall be, duly and validly executed by Buyer and, upon such execution and delivery by Buyer and the due and valid execution and delivery of such Transaction Document by each other party thereto, shall constitute a legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.03          Governmental Authorization. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby require no material action by or in respect of, or material filing with, any Governmental Authority, other than compliance with any applicable requirements of the HSR Act, any other Regulatory Laws and the Exchange Act.

Section 4.04          Noncontravention. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby do not and shall not (a) violate the Organizational Documents of Buyer, (b) assuming compliance with the matters referred to in Section 4.03, violate any applicable Law to which Buyer is subject or by which any property or asset of Buyer is bound, (c) require any consent or notice under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any material right or obligation or to a loss of any material benefit to which Buyer or any of its Affiliates is entitled under any provision of any agreement or other instrument binding upon Buyer or any of its Affiliates or (d) result in the creation or imposition of any material Lien on any asset of Buyer or any of its Affiliates (except, in the case of clauses (b), (c) and (d), as would not reasonably be expected to, individually or in the aggregate, interfere with, prevent or materially delay the ability of Buyer to enter into and perform its obligations under the Transaction Documents to which it is a party or consummate the transactions contemplated thereby).

Section 4.05        Financial Ability.

(a)        As of the date of this Agreement, Buyer has received (i) an executed equity commitment letter, dated as of the date hereof (the “Equity Commitment Letter”), from the Guarantor, pursuant to which the Guarantors have committed to provide equity financing in an aggregate amount of $190,000,000, subject to terms and conditions set forth therein (the “Equity Financing”), which Equity Commitment Letter expressly provides that Seller is a third-party beneficiary thereto and (ii) an executed debt commitment letter, dated as of the date hereof (as amended, restated, amended and restated, supplemented, modified or replaced from time to time, in accordance with the terms hereof, together with all exhibits, schedules and annexes thereto and any associated fee letter, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Commitment Letters”), from the Debt Financing Sources party thereto, pursuant to which such Debt Financing Sources have committed, subject to the terms and conditions set forth therein, to provide to Buyer the amounts of debt financing set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”), in each case, in part for the Financing Purposes. A true and complete copy of each Commitment Letter (other than any fee letters referred to in the Debt Commitment Letter, which is addressed below) has been provided to Seller substantially concurrently with the execution of this Agreement. Buyer has fully paid any and all commitment fees or other fees required by such Commitment Letters to be paid on or before the date hereof and will pay all additional fees as and when they become due. As of the date hereof, each Commitment Letter is a legal, valid and binding obligation of Buyer and, to the knowledge of Buyer, each other party thereto and is in full force and effect, subject to the Enforceability Exceptions, and has not been amended, modified, withdrawn, terminated or rescinded in any respect. No amendment or modification to, or withdrawal, termination or rescission of, the Equity Commitment Letter or, to the knowledge of Buyer, the Debt Commitment Letter, is contemplated as of the date hereof. The aggregate proceeds of the Financing contemplated by the Commitment Letters will be sufficient for the satisfaction of Buyer’s obligations under this Agreement to pay (a) the Purchase Price and (b) all out-of-pocket expenses incurred and payable by Buyer on the Closing Date in connection with the transactions contemplated by this Agreement (collectively, the “Financing Purposes”). As of the date hereof, Buyer has not incurred any obligation, commitment, restriction or liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or liability of any kind, in either case, which would reasonably be expected to impair or adversely affect the Financing by an amount that, when taken together with the amount of all other sources then available to be funded on the Closing Date, would be less than the amount necessary to fund the Financing Purposes. Buyer understands and acknowledges that under the terms of this Agreement, Buyer’s obligation to consummate the transactions contemplated by this Agreement is not in any way contingent upon or otherwise subject to Buyer’s consummation of any financing arrangements, Buyer’s obtaining of any financing or the availability, grant, provision or extension of any financing to Buyer. Except for any fee letters referred to in the Debt Commitment Letter (a true and complete copy of which fee letter has been provided to Seller substantially concurrently with the execution of this Agreement, subject in each case, to redaction of fees, pricing, interest rates, original issue discount, “flex” terms and other economic or commercially sensitive numbers and provisions that are customarily redacted or required by the Debt Financing Sources to be redacted in connection with transactions of this type (none of which could reduce the total amount of the Financing to an amount that, when taken together with the amount of all other sources then available to be funded on the Closing Date, would be less than the amount necessary to fund the Financing Purposes or add any conditions to the Financing)), as of the date hereof, there are no side letters or other agreements, contracts, arrangements or understandings related to the funding or investing, as applicable, of the Financing that could adversely affect the availability or conditionality of the Financing or the enforceability of the Commitment Letters other than as expressly set forth in the applicable Commitment Letters. Except as expressly set forth in the Commitment Letters or any fee letter, as of the date hereof, there are no conditions precedent or other contingencies to the obligations of the Debt Financing Sources under any agreement related to the Debt Financing to which Buyer is a party and the Guarantors to provide the Financing that would permit the Debt Financing Sources or the Guarantors to reduce the total amount of the Financing. As of the date hereof, and assuming the satisfaction of the conditions set forth in Section 8.01 and Section 8.02, Buyer (a) is not in material breach of any of the terms or conditions set forth in the Commitment Letters and, to the knowledge of Buyer, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a material default or breach on the part of Buyer under any term or condition of the Commitment Letters and (b) does not have any reason to believe that any of the conditions to the Financing to be satisfied by Buyer would not be satisfied on a timely basis (unless waived) or that the Financing would not be available to Buyer on the Closing Date.

(b)       Concurrently with the execution of this Agreement, the Guarantors have delivered to Seller the duly executed and complete copy of the Guaranty. The Guaranty is in full force and effect, has not been amended or modified, and is a legal, valid, binding and enforceable obligation of the Guarantor. No event has occurred which (with or without notice, lapse of time or both) would constitute a default on the part of the Guarantors under the Guaranty. Buyer does not have any reason to believe that any of the conditions to providing the Guaranty will not be satisfied on a timely basis on or prior to the Closing or that the full amount of the Guaranty will not be available to Buyer on the Closing. Buyer is not aware of any fact, event or other occurrence that makes any of the representations or warranties of Buyer in the Guaranty misleading or inaccurate in any material respect. The Guaranty contains all of the conditions precedent and other conditions and contingencies to the obligations of the parties thereunder to make the full amount of the Guaranty available to Buyer on the terms therein.

Section 4.06      Litigation. There are no Actions pending or, to the knowledge of Buyer, threatened in writing against Buyer, except for such Actions as would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Buyer to enter into and perform its obligations under the Transaction Documents to which it is a party or consummate the transactions contemplated thereby.

Section 4.07          Solvency. Buyer is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of Buyer or any of its Subsidiaries. Assuming (a) the satisfaction of the conditions to Buyer’s obligations to consummate the transactions contemplated by this Agreement, and after giving effect to the transactions contemplated by this Agreement, the payment of all amounts required to be paid by Buyer in connection therewith and all related fees and expenses of Buyer payable upon the Closing, (b) the funding of the Debt Financing, (c) the accuracy of the representations and warranties set forth in Article III, and (d) immediately prior to the Closing, the Group Companies, on a combined basis are Solvent; then immediately after the Closing, Buyer and its Subsidiaries (including the Group Companies) on a consolidated basis (x) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due), (y) will have adequate capital and liquidity with which to engage in its business as currently contemplated and (z) will be able to pay its debts as they mature or become due (clauses (x) – (z), “Solvent”).

Section 4.08       Purchase for Investment. Buyer is purchasing the Purchased Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchased Interests and is capable of bearing the economic risks of such investment. Buyer understands and agrees that the Purchased Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with state, local and foreign securities Laws, in each case, to the extent applicable.

Section 4.09       Finders’ Fees. Except for any Person whose fees and expenses shall be paid by Buyer, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer or any of its Affiliates that might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.10        No Additional Representations; No Reliance.

(a)          Buyer acknowledges and agrees that none of Seller or the Retained Companies, nor any of their respective Representatives, nor any other Person, has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Group Companies, the Group Company Interests, the Business or other matters that are not specifically included in Article III (as qualified by the Disclosure Schedule) and, solely with respect to Seller, the other Transaction Documents or the certificate delivered pursuant to Section 8.02(d). Without limiting the generality of the foregoing, none of Seller or the Retained Companies, nor any of their respective Representatives, nor any other Person, has made a representation or warranty to Buyer with respect to, and neither Seller nor any other Person shall be subject to any Liability to Buyer or any other Person resulting from, Seller or its Representatives making available to Buyer, (i) any projections, estimates or budgets for the Business or (ii) any materials, documents or information relating to Seller, the Group Companies or the Business made available to Buyer or its Representatives in certain “data rooms,” offering memorandum, confidential information memorandum, management presentations or otherwise, in each case, except as expressly covered by a representation or warranty set forth in Article III, the other Transaction Documents or the certificate delivered pursuant to Section 8.02(d). In connection with Buyer’s investigation of the Business, Seller has delivered, or made available to Buyer and its Affiliates and Representatives, certain projections and other forecasts, including but not limited to, projected financial statements, cash flow items and other data of Seller and its Subsidiaries relating to the Business and certain business plan information of the Business. Buyer acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that Buyer and its Affiliates and Representatives shall have no claim against Seller or the Retained Companies or any other Person with respect thereto. Accordingly, Buyer acknowledges that, without limiting the generality of Section 3.23(a), except for the representations and warranties in Article III, the other Transaction Documents or the certificate delivered pursuant to Section 8.02(d), none of Seller or the Retained Companies nor any of their respective Representatives have made any representation or warranty with respect to such projections and other forecasts and plans.

(b)        Notwithstanding anything contained in this Agreement, it is the explicit intent of the Parties that none of Seller or the Retained Companies nor any of their respective Representatives are making any representation or warranty whatsoever, express or implied, beyond those expressly given in Article III, the other Transaction Documents or the certificate delivered pursuant to Section 8.02(d), including any implied warranty or representation as to the value, condition, non-infringement, merchantability, suitability or fitness for a particular purpose as to any of the assets of the Group Companies and, except as expressly provided in Article III, the other Transaction Documents or the certificate delivered pursuant to Section 8.02(d), and subject to the terms and conditions of Article III, the other Transaction Documents or the certificate delivered pursuant to Section 8.02(d), it is understood that Buyer is acquiring the Group Companies as is and where is with any and all faults and defects as of the Closing Date.

(c)       In furtherance of the foregoing, Buyer acknowledges that it is not relying on any representation or warranty of Seller or the Retained Companies or any of their respective Representatives, other than those representations and warranties specifically set forth in Article III, the other Transaction Documents or the certificate delivered pursuant to Section 8.02(d). Buyer acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, Liabilities, results of operations and projected operations of the Business and the Group Companies and the nature and condition of their properties, assets and businesses and, in making the determination to proceed with the transactions contemplated hereby, has relied solely on the results of its own independent investigation and the representations and warranties set forth in Article III, the other Transaction Documents and the certificate delivered pursuant to Section 8.02(d).

ARTICLE V
Covenants

Section 5.01        Conduct of the Business.

(a)         From the date hereof until the Closing, except as set forth in Section 5.01(a) of the Disclosure Schedule, as required by applicable Law, as otherwise provided by the Transaction Documents (including to comply with Section 5.22), in connection with the Pre-Closing Transfers, or with Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Seller shall, and shall cause its Subsidiaries to, use their commercially reasonable efforts to conduct the Business in the ordinary course of business consistent with past practices in all material respects and to preserve intact the present business organizations and goodwill of the Business and the present relationships of the Business with material customers. Without limiting the generality of the foregoing, from the date hereof until the Closing, except as set forth in Section 5.01(a) of the Disclosure Schedule, as required by applicable Law, as otherwise provided by the Transaction Documents (including to comply with Section 5.22), in connection with the Pre-Closing Transfers or the other actions contemplated by this Agreement, or with Buyer’s prior written consent (such consent (except with respect to clauses (ii), (iii), (v), (vii), (viii), (ix), (xiv), (xv), (xvii), (xix), (xx), (xxi) and (xxii), which may be withheld in Buyer’s sole discretion) not to be unreasonably withheld, conditioned or delayed), Seller shall not, and shall cause each Group Company not to, and, solely with respect to the Business, shall cause the Seller Group Entities not to:

(i)          sell, lease, license or otherwise dispose of any material assets of the Business, or in either case, any interests therein, other than (A) pursuant to existing Contracts (or Contracts entered into after the date hereof in accordance with this Section 5.01) or (B) in the ordinary course of business;

(ii)          issue, sell or grant any equity or equity-based interests in the Group Companies;

(iii)        acquire (whether by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, the business, equity interests or material assets of any other Person, other than (A) pursuant to any Material Contract or (B) any acquisition of inventory, materials, supplies, merchandise, machinery, equipment or parts in the ordinary course of business;

(iv)          create or otherwise incur any Lien on any material asset of the Business, other than Permitted Liens;

(v)          have any Group Company make any loans, advances or capital contributions to, or investments in, any Person;

(vi)          assign, amend or otherwise modify or terminate (excluding any expiration in accordance with its terms) any Material Contract or any Lease, other than any amendment or modification entered into in the ordinary course of business or containing terms, taken as a whole, not materially less favorable to the Group Companies than the terms of such Contract in effect as of the date of this Agreement;

(vii)          (A) make, revoke, or change any material Tax election or registration, (B) change any annual Tax accounting period, (C) enter into any closing agreement with a Taxing Authority or settle any material Tax claim, audit or assessment, (D) incur any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice, (E) adopt or change any method of accounting or annual reporting, (F) file any amended (or revoke any) Tax Return, (G) enter into any Tax sharing, Tax indemnity, Tax allocation or similar agreement or contract (other than any agreement with unrelated third parties entered into in the ordinary course of business the principal purpose of which is not Taxes), (H) agree to an extension or waiver of a statute of limitations period applicable to any material Tax claim or assessment, or (I) surrender any right to claim a material Tax refund or credit, in each case, except (1) in the ordinary course of business or (2) with respect to Combined Taxes or Combined Tax Returns and that could not reasonably give rise to adverse tax consequences to any of the Group Companies after the Closing Date;

(viii)          make any change in any method of financial accounting or financial accounting practice of the Group Companies, except for any such change required by reason of a change in GAAP or other applicable financial accounting standards;

(ix)          (A) increase the cash compensation or benefits payable to any Service Provider, except (x) as required pursuant to applicable Law or the terms of any Benefit Plan (or other plans or arrangements that would be a Benefit Plan if in effect as of the date of this Agreement) or (y) increases in annual base salaries and commensurate increases in target bonus opportunities made in the ordinary course of business in respect of any non-officer whose annual base salary or annual wage rate does not exceed $225,000 (but, in any event, such increase shall not exceed 5% of such Person’s target bonus opportunity or annual base salary prior to such increase), (B) take any action to accelerate any compensatory payments or benefits, or the funding of any compensatory payments or benefits, payable or to become payable to any current or former Service Provider, (C) grant or promise to grant, any bonus, change in control payment, deferred compensation, severance, retention or equity or equity-based compensation or benefits to any current or former Service Provider, (D) hire, engage, terminate (without cause), furlough or temporarily lay off any Business Employee whose annual base salary or annual wage rate is in excess of $150,000 (in each case, other than due to the employee’s death or disability), (E) materially amend (other than in the ordinary course of business, including extensions of existing Collective Bargaining Agreements on substantially similar terms to those in effect as of the date of this Agreement), terminate or enter into any Collective Bargaining Agreement or recognize any labor union, works council or other labor organization as the bargaining representative for any Business Employees, in each case, other than as provided under the terms of a Collective Bargaining Agreement in effect on the date hereof, or (F) establish, adopt, enter into, materially amend or terminate any Group Company Plan or any plan, agreement, program, policy, or other arrangement that would be a Group Company Plan if it were in existence as of the date of this Agreement (other than any employment offer letter or individual independent contractor or consultant agreement that does not provide for any change in control, retention, or contractual or statutory severance payments or benefits);

(x)          adopt a plan or agreement of complete or partial liquidation or dissolution;

(xi)          adopt, approve, consent to or propose any amendment or change in the respective Organizational Documents of any of the Group Companies;

(xii)          make any changes to cash management practices, procedures or policies, in each case, except in the ordinary course of business;

(xiii)          incur or guarantee any funded Indebtedness, other than Indebtedness that will be paid or for which a Group Company shall not be liable at the Closing;

(xiv)          sell, assign, transfer, or permit to lapse any Permits, which, individually or in the aggregate, are material to its business or any portion thereof;

(xv)          make any capital expenditures or commitments for capital expenditures for which the outstanding amounts of unpaid obligations and commitments are in excess of $500,000 individually and $2,000,000 in the aggregate, except for those expressly contemplated by the Business’s capital expenditure budget made available to Buyer prior to the date hereof;

(xvi)         settle, compromise, pay, discharge or satisfy any Action against a Group Company, other than solely for monetary damages not exceeding $100,000, or institute any material Action;

(xvii)         sell, assign, transfer, license, abandon or permit to lapse any material Business Owned Intellectual Property Rights, except for non-exclusive licenses granted in the ordinary course of business;

(xviii)       modify in any material respect any of its policies related to Information Privacy and Security Requirements, or any administrative, technical or physical safeguards related to privacy or data security, except (A) to remediate any security issue, (B) to enhance data security or integrity, (C) to comply with Information Privacy and Security Requirements, (D) as otherwise directed or required by a Governmental Authority, or (E) as consistent with past practice in the ordinary course of business;

(xix)         implement or announce any employee layoffs, furloughs, or other actions with respect to Business Employees that could implicate the WARN Act;

(xx)        waive or release any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement, or other restrictive covenant obligation of any current or former Service Provider;

(xxi)       except for Transferred Retained Business Employees or Transferred Business Employees, (A) transfer any employees or individual service providers into or out of the Group Companies, or (B) modify the job duties of any (i) Business Employee such that they no longer primarily provide services on behalf of the Business or (ii) other employee of Seller such that they come to primarily provide services on behalf of the Business;

(xxii)          cancel or not renew any Business Insurance Policy; or

(xxiii)          agree or commit to do any of the foregoing;

provided that Seller shall be permitted to, prior to the Adjustment Time, (i) cause each Group Company to dividend or distribute to Seller or any of its Affiliates any or all of the Cash and Cash Equivalents of such Group Company, (ii) settle intercompany balances and accounts payable between any Group Company, on the one hand, and the Retained Companies, on the other hand, and make capital increases in connection therewith, (iii) take any actions necessary to complete the Pre-Closing Transfers, subject to the terms and conditions of this Agreement, (iv) take any and all actions contemplated by of this Agreement, and (v) cause each Group Company to pay any Tax obligations as they become due or make any estimated Tax payments with respect thereto.

(b)          Notwithstanding the foregoing, nothing in this Agreement is intended to give Buyer, directly or indirectly, the right to control or direct the business or operations of the Group Companies at any time prior to the Closing. Prior to the Closing, Seller and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its business and operations.

Section 5.02     Pre-Closing Access. Subject to applicable Law and any other confidentiality obligations or similar restrictions that may be applicable to information furnished to Seller or any of its Subsidiaries by third parties that may be in Seller’s or any of its Subsidiaries’ possession from time to time, from the date hereof until the Closing, Seller shall, and shall cause its Subsidiaries to, (a) give Buyer and its Representatives reasonable access to the properties, books, contracts, personnel, assets, Tax Returns and records of the Group Companies to the extent reasonably necessary for purposes of Buyer’s transition planning for the Business, (b) furnish to Buyer and its Representatives such financial and operating data and other information relating exclusively to the Group Companies or the Business as such Persons may reasonably request, (c) cause the appropriate executive officers of Seller and its Subsidiaries to cooperate with Buyer in its investigation of the Group Companies, and (d) permit Buyer and its Representatives to make copies and inspections of any such information as Buyer may reasonably request; provided, that, in each case, such access may be limited to the extent Seller reasonably determines that such access would jeopardize the health and safety of any of its or its Subsidiaries’ employees; provided, however, that Seller shall use its commercially reasonable efforts to allow for such access or as much of such access as is possible in a manner that does not jeopardize the health and safety of such employees. Any investigation pursuant to this Section 5.02 shall be conducted (i) in accordance with applicable Laws, (ii) during normal business hours, (iii) in such manner as not to interfere unreasonably with the normal conduct of the Business or any of the Retained Businesses, (iv) subject to restrictions under the Leases, if any, and (v) at Buyer’s sole cost and expense. Notwithstanding the foregoing, (A) Buyer shall not have access to (x) personnel records of the Business Employees relating to individual performance or evaluation records, medical histories or other information that in Seller’s opinion (in its sole discretion) is sensitive or the disclosure of which could subject Seller or any of its Subsidiaries to risk of Liability, (y) any real property owned or leased by Seller or its Subsidiaries for purposes of conducting any invasive or subsurface environmental sampling or testing without the prior written consent of Seller at Seller’s sole discretion, or (z) any information to the extent relating to any Combined Taxes or Combined Tax Returns and (B) Seller and its Subsidiaries may withhold (y) any information relating to the sale process for the Business and information and analysis (including financial analysis) relating thereto and (z) any document or information, as and to the extent necessary to avoid violation or waiver, if the disclosure of such document or information could reasonably be expected to violate any Law or would result in the waiver of any legal privilege or work-product privilege; provided that, to the extent practicable and in accordance with such Law, and in a manner that does not result in the waiver of any such privilege, Seller and its Subsidiaries shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of this subclause (z) apply. Seller shall have the right to have a Representative present at all times during any such inspections, interviews and examinations. Buyer shall hold in confidence all such information on the terms and subject to the conditions contained in the Confidentiality Agreement.

Section 5.03        Regulatory Filings.

(a)        Subject to the terms and conditions of this Agreement, Buyer and Seller shall each use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, clearances, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement (collectively, the “Regulatory Approvals”).

(b)       In furtherance and not in limitation of the foregoing, each of Buyer and, where applicable, Seller shall, and shall cause their respective Affiliates to, (i) make or cause to be made all filings required of each of them or any of their respective Affiliates under the HSR Act and applicable Regulatory Laws with respect to the transactions contemplated hereby as promptly as practicable and, in any event, within ten (10) Business Days after the date hereof, (ii) use reasonable best efforts to provide an appropriate response to any request under any Regulatory Law for additional information, documents or other materials received by each of them or any of their respective Affiliates from any Governmental Authority in respect of such filings or such transactions and (iii) cooperate with each other in connection with any such filing and in connection with resolving any investigation or other inquiry of any Governmental Authority under any Regulatory Law with respect to any such filing or any such transaction. Each Party shall use its reasonable best efforts to furnish to the other Party all information required for any application or other filing to be made pursuant to any Regulatory Law in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, any Party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 5.03 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient Party, and the recipient Party shall cause such outside counsel not to disclose such materials or information to any employees, officers, directors or other Representatives of the recipient Party, unless express written permission is obtained in advance from the source of the materials. Each Party shall promptly inform the other Party hereto of any substantive oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filing or any such transaction. No Party shall independently participate in any meeting with any Governmental Authority in respect of any such filing or any investigation or other inquiry with respect to the transactions contemplated by this Agreement without giving the other Party prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend or participate. Subject to applicable Law, the Parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to any Regulatory Approval. Whether or not the Closing occurs, filing fees in connection with obtaining the Regulatory Approvals with respect to the transactions contemplated hereby shall be borne equally by Buyer and Seller.

(c)        In furtherance and not in limitation of the actions and obligations described in Section 5.03(b), Buyer shall use reasonable best efforts to promptly resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement in connection with any Regulatory Approval.

(d)        Buyer agrees, on behalf of itself and its Affiliates, that, between the date of this Agreement and the Closing, Buyer shall not, and shall cause its Affiliates not to, directly or indirectly, acquire, purchase, lease or license (or agree to acquire, purchase, lease or license), by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, or take any other action or refrain from taking any action, if doing so would reasonably be expected to (i) materially delay obtaining, or materially increase the risk of not obtaining, any consent, clearance, waiting period expiration or termination, approval, authorization or permit of any Governmental Authority in connection with the transactions contemplated by this Agreement or (ii) otherwise materially restrict, prevent, prohibit, impede or delay the consummation of the transactions contemplated by this Agreement.

Section 5.04      Shared Contracts. To the extent Seller or any Seller Group Entity identifies or enters into any additional Shared Contracts following the date hereof, Seller shall promptly provide Buyer with an updated version of the Shared Contracts Schedule and a copy of such Shared Contract. With respect to any Shared Contract, including the Shared Contracts set forth on Section 5.04 of the Disclosure Schedule, that is not contemplated by the Transition Services Agreement, Buyer and Seller shall, following the date hereof, cooperate and determine, acting reasonably and in good faith, the appropriate manner (if any) to divide, amend, modify, replicate, assign or novate (in whole or in part) the rights and obligations under and in respect of such Shared Contract in a manner necessary or appropriate to permit the Group Companies to operate in the Business in the manner in which it was conducted during the twelve (12) months prior to the Closing Date.  Neither party shall be required to make any payments to any third parties, provide any accommodation (financial or otherwise) or incur any Liability or commence any litigation in connection with such cooperation.

Section 5.05        Post-Closing Transfers.

(a)         In the event that at any time or from time to time after the Closing Date, the Seller or any of its Subsidiaries receives or otherwise possesses any Business Asset (other than Permits to the extent non-transferable) or other property, asset, funds, notice or other document (including cash and cash equivalents) that is intended for or should belong to Buyer or any Group Company pursuant to this Agreement, Seller shall, or shall cause such Subsidiaries to promptly transfer, or cause to be transferred, such property, asset, funds, notices, or other documents to Buyer or its designee, for no additional consideration, and to the extent such asset is cash or cash equivalents, Seller shall provide a general explanation or description of such transfer. Prior to any such transfer, Seller shall hold such asset in trust for the benefit of Buyer. Until such time that Seller or one of its Subsidiaries transfers such Business Asset to the Buyer in accordance with this Section 5.05, Seller, on behalf of itself and its current or future Affiliates, hereby grants to Buyer and its Affiliates (x) a non-exclusive, royalty-free, fully paid-up, worldwide, irrevocable, sub-licensable and transferable right and license (or sub-license, as the case may be) to fully use, practice and otherwise exploit such Business Asset and (y) a covenant not to sue with respect to Buyer’s use, practice and exploitation of any Intellectual Property Rights associated with such Business Asset, in each case under clauses (x) and (y), effective as of the Closing Date.

(b)        In the event that at any time or from time to time after the Closing Date, Buyer or any of its Subsidiaries, including the Group Companies, receives or otherwise possesses any property, asset, funds, notice or other document (including cash and cash equivalents) that is intended for or should belong to the Retained Businesses pursuant to this Agreement (in each case, other than any Business Asset), Buyer shall promptly transfer, or cause to be transferred, such property, asset, funds, notice or other document to the appropriate Retained Company, designated by Seller, for no consideration and net of Buyer’s out-of-pocket costs to effectuate such transfer, and to the extent such asset is Cash and Cash Equivalents, Buyer shall provide a general explanation or description of such transfer. Prior to any such transfer, Buyer shall hold such asset in trust for the benefit of Seller.

(c)         In the event that at any time or from time to time after the Closing Date, the Retained Companies incur or otherwise have retained any Business Liability, Seller shall promptly transfer, or cause to be transferred, such Liability to Buyer, and Buyer shall accept and assume such Liability and indemnify Seller for any Liabilities paid or incurred by the Retained Companies with respect to such Liability. In the event that at any time or from time to time after the Closing Date, Buyer or any of its Affiliates, including the Group Companies, incur or otherwise have been transferred any Retained Business Liability, Buyer shall promptly transfer, or cause to be transferred, such Liability to the appropriate Retained Company, designated by Seller, and such designated Retained Company shall accept and assume such Liability and indemnify Buyer for any Liabilities paid or incurred by Buyer or any of its Affiliates, including the Group Companies, with respect to such Liability.

Section 5.06        Intercompany Balances; Affiliate Transactions.

(a)        All intercompany balances between any of the Group Companies, on the one hand, and any of the Retained Companies, on the other hand, shall be eliminated by discharge or otherwise in their entirety effective at or prior to the Adjustment Time.

(b)        Except for the Transaction Documents or the Shared Contracts, at or prior to the Adjustment Time, Seller shall take all actions necessary to cause any and all Contracts between any Retained Company, on the one hand, and any Group Company, on the other hand, to have been terminated without any continuing Liability or obligation of any Group Company.

Section 5.07        Group Company Guarantees.

(a)        From the date hereof until the earlier of (i) the date that is eighteen (18) months following the Closing Date and (ii) the date on which the Group Companies, as Subsidiaries of Buyer, have had audited financial statements prepared in respect of one full fiscal year (such earlier date, the “Audited Financials Date”), Buyer and Seller shall each use its commercially reasonable efforts to obtain from the respective beneficiary of each Group Company Guarantee, valid and binding written unconditional releases of the Retained Companies, as applicable, from any Liability, whether arising before, on or after the Closing Date, under any Group Company Guarantees, which shall be effective as of the Closing; provided that the foregoing shall not require Buyer nor any of its Affiliates to make any payments, provide any accommodation (financial or otherwise), incur any Liability, furnish letters of credit, institute escrow arrangements, post surety or performance bonds or make other arrangements as the counterparty may request prior to the Audited Financials Date.

(b)         From and after the Audited Financials Date, Buyer and Seller shall each use its commercially reasonable efforts to obtain from the respective beneficiary of a Group Company Guarantee, on or before the Closing Date, valid and binding written unconditional releases of the Retained Companies, as applicable, from any Liability, whether arising before, on or after the Closing Date, under any Group Company Guarantees, including, in the case of Buyer, furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may request.

(c)         If any Group Company Guarantee has not been fully and unconditionally released as of the Closing, (i) Buyer shall indemnify and hold harmless the Retained Companies for any Damages arising from or relating to claims made by the beneficiary of such Group Company Guarantee against the Retained Companies, including any claim or demand for payment made on any Retained Company under, and any fees in connection with the maintenance of, any such Group Company Guarantee (in each case, if applicable, in proportion to the amount relating to the Business relative to any amount not relating to the Business) and (ii) Buyer shall not permit any of the Group Companies to (A) renew or extend the terms of, (B) increase its obligations under, (C) transfer to another third-party or (D) amend in any manner that would increase the Liabilities of the Retained Companies in respect of the Group Company Guarantee, any Contract for which any Retained Company is, or would reasonably be expected to be, liable under such Group Company Guarantee.

(d)         In the event that any Group Company Guarantee has not been fully and unconditionally released as of the date that is eighteen (18) months following the Closing Date, thereafter, the Parties acknowledge and agree that (i) each Retained Company may, in its sole discretion, take any action to terminate, obtain release of or otherwise limit its Liability under any and all outstanding Group Company Guarantees and (ii) none of the Retained Companies will have any obligation to renew any letters of credit or surety or performance bonds issued on behalf of any Group Company or the Business.

Section 5.08       R&W Insurance Policy. Promptly following the execution of this Agreement, Buyer will pay the required deposit fee and all other payments or fees and take all necessary actions to bind Buyer’s coverage under the R&W Insurance Policy. Buyer will comply in all material respects with all of its obligations under the R&W Insurance Policy necessary to the binding of the R&W Insurance Policy. The R&W Insurance Policy shall provide that the insurers named therein (the “R&W Insurer”) shall have no right of subrogation against the Retained Companies, and the R&W Insurer has waived any such right of subrogation, except in the case of Fraud. For the avoidance of doubt, Buyer acknowledges and agrees that the obtaining of the R&W Insurance Policy is not a condition to the Closing and Buyer shall remain obligated, subject only to the satisfaction or waiver of the conditions set forth in Article VIII of this Agreement, to consummate the transactions contemplated by this Agreement. In addition, Buyer acknowledges and agrees that the obtaining of the R&W Insurance Policy shall not impede or delay the Closing. Buyer will promptly pay all premiums required for the full term of the R&W Insurance Policy, and will otherwise comply in all material respects with all of its obligations under the R&W Insurance Policy. Buyer shall not agree to any amendment, variation or waiver of the R&W Insurance Policy (or do anything which has a similar effect) which would limit the effect of the insurer’s waiver of subrogation rights against Seller without Seller’s prior written consent.

Section 5.09        Insurance. Notwithstanding the acquisition of the Purchased Interests by Buyer or the assignment, transfer and conveyance of the Assigned Business Insurance Claims pursuant to the Pre-Closing Transfers, Seller shall not assign, transfer or convey to Buyer, any insurance policies of Seller or its Affiliates (excluding any insurance policies of and solely with respect to the Group Companies or their respective predecessors) which relate to, cover or insure Seller or its Affiliates for loss of or Liability arising from the Business or the use, ownership or operation of the Business Assets. Buyer shall not, and shall cause its Affiliates (including, after the Closing, the Group Companies) not to, assert any right, claim or interest to or under any insurance policies of Seller or its Affiliates (excluding any insurance policies of and solely with respect to the Group Companies or their respective predecessors) or rights to proceeds thereof in effect on or prior to the Closing Date relating to the Business or the Group Companies; provided, that with respect to events or circumstances relating to the Business that occurred or existed prior to the Closing Date and that are covered by any occurrence-based third party insurance policies of Seller or its Affiliates, Seller shall, and shall cause its Affiliates to, and Seller shall and shall cause its Affiliates to reasonably cooperate with Buyer to, make claims under such policies and to remit to Buyer the net proceeds of any recoveries in respect of such claims, except to the extent that such claims are covered by insurance policies of Buyer or its Affiliates; provided that Buyer shall bear a proportional amount of any additional premiums, deductibles, self-insured retentions or other out-of-pocket costs and expenses incurred in connection therewith associated with claims requested by Buyer under such occurrence based third party insurance policies, and shall be liable for all uninsured and uncollectible amounts of such claims.

Section 5.10        Legal Proceedings; Production of Witnesses.

(a)        Following the Closing Date, Seller shall have the exclusive right to conduct the defense (and determine the settlement) of any Action with respect to any Retained Business and Buyer (or any of its Affiliates, including any Group Company) shall have the exclusive right to conduct the defense (and determine the settlement) of any Action with respect to the Business.

(b)         From and after the Closing, Seller, on the one hand, and Buyer, on the other hand, shall use their commercially reasonable efforts to make available to each other, upon reasonable written request, their (and their Affiliates’) respective officers, directors, employees and agents for fact finding, consultation and interviews and as witnesses to the extent that any such individual may reasonably be required in connection with any Actions in which the requesting Party may from time to time be involved relating to the conduct of the Business or the Retained Businesses prior to or after the Closing. Reasonable access to such Persons shall be granted during normal business hours at a location and in a manner reasonably calculated to minimize disruption to such individuals, the Business and the Retained Businesses, as applicable. Seller and Buyer agree to reimburse each other for reasonable and documented out-of-pocket expenses, including attorneys’ fees, but excluding officers’ or employees’ salaries or other wages, incurred by any other Party in connection with providing individuals and witnesses pursuant to this Section 5.10(b).

(c)        Notwithstanding the foregoing, the provisions in Article VI shall govern with respect to Tax-related matters to the extent any provision in Article VI is in conflict with Section 5.10(a) or Section 5.10(b). For the avoidance of doubt, no Party shall have an obligation to cooperate, make available personnel or disclose any documents or other information pursuant to Section 5.10(a), Section 5.10(b), Section 5.11(b) or Article VI, if Seller or any of their Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties in any Action and such assistance, testimony, documents or other information is reasonably pertinent thereto; provided that, nothing in this Section 5.10(c) shall limit in any respect any rights a Party may have with respect to discovery or the production of documents or other information in connection with any such Action.

Section 5.11        Retention of Books and Records and Post-Closing Access.

(a)         The Retained Companies may retain a copy of any or all of the Business Records and any other materials that are otherwise in the possession or under the control of any Retained Company relating to the conduct of the Business on or before the Closing Date. Buyer agrees to hold at least one (1) copy of all Business Records that constitute all Business Records of the Group Companies that exist as of the Closing and not to destroy or dispose of such copy for a period of seven (7) years from the Closing Date or such longer time as may be required by Law, and if thereafter Buyer proposes to destroy or dispose of such copy, Buyer shall offer first in writing at least ninety (90) days prior to such proposed destruction or disposition to surrender such copy to Seller upon Seller’s request and at Seller’s expense.

(b)        From and after the Closing, Buyer shall, and shall cause its Affiliates (including the Group Companies) to, (i) give Seller and its Representatives reasonable access to the Business Records of Buyer and its Affiliates, including the Group Companies, relating to the Business or operations of the Group Companies on or before the Closing Date, (ii) furnish to Seller and its Representatives such financial and operating data and other information relating to the Business or the operations of the Group Companies on or before the Closing Date and (iii) use commercially reasonable efforts to cause the employees of Buyer and its Affiliates (including the Group Companies) to reasonably cooperate during normal business hours with Seller and its Representatives, in each case, solely to the extent reasonably requested by Seller in connection with accounting, Tax, or SEC reporting needs to the extent relating to the Business on or before the Closing Date. From and after the Closing, the Retained Companies shall (A) give Buyer and its Representatives reasonable access to the records of the Retained Companies to the extent relating to the Business on or before the Closing Date, (B) furnish to Buyer and its Representatives such financial and operating data and other information to the extent relating to the Business on or before the Closing Date and (C) use commercially reasonable efforts to cause the employees of the Retained Companies to reasonably cooperate during normal business hours with Buyer and its Representatives, in each case, solely to the extent reasonably requested by Buyer in connection with accounting, Tax, or SEC reporting. Any such access shall be granted in a manner as not to interfere unreasonably with the conduct of the business of the Party granting such access. Notwithstanding the foregoing, any Party may withhold such access, as and to the extent necessary to avoid violation or waiver, to any document or information the disclosure of which could reasonably be expected to violate any Law or would result in the waiver of any legal privilege or work-product privilege; provided that, to the extent practicable and in accordance with such Law, and in a manner that does not result in the waiver of any such privilege, such Party shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which these restrictions apply; provided, further, that nothing in this Section 5.11(b) shall limit in any respect any rights any Party may have with respect to discovery or the production of documents or other information in connection with any litigation.

(c)        Notwithstanding the foregoing, the provisions of Article VI shall govern with respect to Tax-related matters to the extent any provision in Article VI is in conflict with Section 5.11(a) or Section 5.11(b).

Section 5.12        Confidentiality.

(a)        Subject to Section 5.13, the Retained Companies shall not and shall instruct their Representatives not to, directly or indirectly, from and after the Closing Date, without the prior written consent of Buyer, disclose to any third-party (other than each other and their respective Representatives) any confidential information to the extent relating to the Business; provided, that, the foregoing restriction shall not (i) apply to any information (w) to the extent relating to the Retained Businesses, (x) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.12(a)), (y) that was independently developed by any Retained Company (other than by the Business prior to the Closing) without use of any confidential information with respect to the Business, or (z) that was made available to Seller by a third-party with the right to disclose such information, or (ii) prohibit any disclosure (x) required by Law or any listing agreement with any national securities exchange, so long as, to the extent legally permissible, Seller provides Buyer with prior notice of such disclosure, (y) necessary to be made in connection with the enforcement of any right or remedy relating to any of the Transaction Documents or the transactions contemplated thereby or (z) to any financing source or underwriter of any of the Retained Companies in connection with such Person’s financial, accounting, Tax or similar due diligence of any of the Retained Companies in connection with the refinancing of the Retained Companies’ credit facilities in connection with the transactions contemplated hereby.

(b)        Buyer shall not, and shall cause its Subsidiaries (including, after the Closing, the Group Companies) not to, and shall instruct its Representatives not to, directly or indirectly, from and after the Closing Date, without the prior written consent of Seller, disclose to any third-party (other than each other and their respective Representatives) any confidential information to the extent relating to the Retained Businesses; provided that, the foregoing restriction shall not (i) apply to any information (w) to the extent relating to the Business, (x) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.12(b)), (y) that was independently developed by Buyer or any of its Subsidiaries (other than the Group Companies) without use of any confidential information with respect to the Retained Businesses, or (z) that was made available to Buyer by a third-party with the right to disclose such information, or (ii) prohibit any disclosure, so long as, to the extent legally permissible, Buyer provides Seller with prior notice of such disclosure, (A) required by Law or any listing agreement with any national securities exchange, or (B) necessary to be made in connection with the enforcement of any right or remedy relating to any of the Transaction Documents or the transactions contemplated thereby.

Section 5.13        Public Announcements. . Seller and Buyer agree that no public release or announcement concerning the transactions contemplated hereby shall be issued or made by or on behalf of any Party without the prior consent of the other Party, except that (i) Seller and its Subsidiaries may make announcements from time to time to their respective employees, customers, suppliers and other business relations and (ii) each of Seller and Buyer may make announcements as is necessary to comply with applicable Law or the requirements of any listing agreement with any national securities exchange (provided that any Party making such an announcement shall provide the other Party with a reasonable opportunity to review and provide comments to such announcement in advance of the making such announcement, and such Party shall consider in good faith any reasonable comments made by the other party and, to the extent such Party, acting in good faith, agrees with any such comments, incorporate the same). Notwithstanding the foregoing, Buyer and Seller shall cooperate to prepare a joint press release to be issued on or promptly after the date of this Agreement and a joint press release to be issued on the Closing Date. Seller and Buyer agree to keep the terms of this Agreement confidential, except to the extent and to the Persons to whom disclosure is required by applicable Law or for purposes of compliance with SEC, financial or Tax reporting obligations; provided that, the Parties may disclose this Agreement or its terms (x) to their respective employees, accountants, advisors and other Representatives as necessary in connection with the ordinary conduct of their respective businesses (so long as such Persons agree to, or are bound by contractual, professional or fiduciary obligations to, keep the terms of this Agreement confidential and so long as each Party shall be responsible to the other Parties hereto for breach of this Section 5.13 or such confidentiality obligations by the recipients of its disclosure) or (y) to any purchaser or prospective purchaser or financing source or underwriter of such Party (and such purchasers’, financing sources’ and underwriters’ respective legal counsel) in connection with such Person’s due diligence of such Party, including any disclosure required under the Credit Facility. For the avoidance of doubt, nothing in this Agreement shall limit any right of Buyer or its Affiliates (including funds and investment vehicles managed by such Affiliates) from disclosing the terms and provisions of this Agreement or making any such announcements related thereto on a confidential basis to their respective existing and prospective investors and financing sources or in connection with fundraising activities.

Section 5.14        Director and Officer Matters.

(a)        From and after the Closing until the sixth (6th) anniversary of the Closing Date, to the extent required under any Organizational Document of any Group Company, Buyer agrees to cause such Group Company to unconditionally and forever, acquit, remise, release and discharge to the maximum extent provided by Law, all current and former officers and directors of such Group Company (the “Indemnified Parties”), solely in their capacities as such, from any and all Actions and Liabilities of any character or nature whatsoever, and of every kind and description, choate and inchoate, at Law or in equity, which Buyer, its Affiliates (including, after the Closing, the Group Companies), now has or ever had against any or all of such Persons, whether or not currently asserted or known, and whether absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, determined, determinable or otherwise, in each case, arising from or relating to any event, dispute or occurrence in connection with their acts and omissions in their capacities as such during the period ending at the Closing, which arose on or prior to the date hereof, and Buyer agrees not to, and to cause its Affiliates not to, bring any Action against such Indemnified Parties in respect of the foregoing.

(b)       From and after the Closing until the sixth (6th) anniversary of the Closing Date, Buyer shall cause the Group Companies to maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Organizational Documents of the Group Companies, in each case in effect as of the Closing Date, for acts or omissions of directors the Indemnified Parties occurring on or prior to the Closing.

(c)         Prior to or on the Closing Date, the Group Companies may purchase a non-cancelable directors and officers tail insurance policy (a “Tail Policy”), for a period of six (6) years after the Closing Date (i) to provide insurance coverage of not less than the existing coverage for events, acts or omissions occurring on or prior to the closing Date for all persons who were directors, managers or officers of any Group Company on or prior to the Closing Date, and (ii) which policy shall contain terms and conditions no less favorable to the insured persons than the directors’, managers’ or officers’ liability coverage presently maintained by any Group Company; provided, that the premiums thereof shall not exceed 300% of the annual premiums paid as of the date hereof by the Group Companies for directors’, managers’ and officers’ liability insurance.

(d)       The covenants contained in this Section 5.14 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Buyer shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.14, except to the extent that it is ultimately determined by a Governmental Authority with valid jurisdiction that such Indemnified Party is not entitled to be indemnified pursuant to this Agreement.

(e)         In the event Buyer or any Group Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, Buyer shall use commercially reasonable efforts to ensure that proper provision shall be made so that the successors and assigns of such Group Company shall assume all of the obligations set forth in this Section 5.14.

Section 5.15     Further Assurances. Seller and Buyer agree that, from and after the Closing Date, each of them shall, and shall cause their respective Affiliates to, execute and deliver such further instruments of conveyance and transfer and take such other action as may reasonably be requested by such Party to carry out the purposes and intents hereof.

Section 5.16       Contact with Employees, Customers and Suppliers. Until the Closing Date, Buyer shall not, and shall cause its Representatives not to, contact or communicate with the employees (other than the executive officers and personnel of Seller and its Subsidiaries pursuant to Section 5.02, in connection with any discussions initiated by Seller and its Representatives with respect to transition planning and the Continuing Employees pursuant to Section 7.01), customers, suppliers or licensors of Seller or any of its Subsidiaries, or any other Persons having a material business relationship with Seller or any of its Subsidiaries, concerning the transactions contemplated hereby without the prior written consent of Seller.

Section 5.17        Cooperation with Financing.

(a)        Seller shall use commercially reasonable efforts, to cooperate, and shall use commercially reasonable efforts to cause the Group Companies (and, solely with respect to the Business, their other Subsidiaries) to cooperate, in each case, at Buyer’s sole expense, with Buyer and its Affiliates in connection with the arrangement and/or obtainment of the Debt Financing on the terms and conditions (including the flex provisions) described in the Debt Commitment Letter as may be customary (including for transactions of this type) and reasonably requested by Buyer, including using commercially reasonable efforts to (i) cause the senior management of the Business to participate at reasonable times in a reasonable number of meetings (including lender market meetings), drafting sessions, presentations, road shows, calls and rating agency and other due diligence sessions (including with ratings agencies, Debt Financing Sources and/or prospective lenders), in each case, upon reasonable advance notice, (ii) furnish Buyer and the Debt Financing Sources with financial and other pertinent information regarding Seller, the Group Companies and the Business as shall exist and be reasonably requested by Buyer (provided, that, for the avoidance of doubt, Seller shall not be required to provide, and Buyer shall be solely responsible for, (A) the preparation of any pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (B) any description of all or any component of the Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes,” or (C) projections, risk factors or other forward-looking statements relating to all or any component of the Financing), (iii) assist Buyer and the Debt Financing Sources (including by providing reasonable information and materials with respect to the Group Companies and the Business) in the preparation of offering documents, private placement memoranda, bank information memoranda, prospectuses, lender and investor presentations, rating agency presentations and similar documents or customary marketing material for the Debt Financing, including customary authorization letters (including customary representations with respect to accuracy of information) authorizing the distribution of information to prospective lenders or investors, (iv) cooperate with the marketing efforts of Buyer and the Debt Financing Sources for the Debt Financing as reasonably requested by Buyer, (v) cooperate with Buyer’s legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Debt Financing as reasonably requested by Buyer, (vi) assist Buyer in obtaining surveys and title insurance as reasonably requested by Buyer, (vii) deliver, at least three (3) Business Days prior to the Closing Date, all documentation and other information regarding the Group Companies and the Business as is reasonably requested in writing by Buyer (including on behalf of the Debt Financing Sources) at least ten (10) Business Days prior to the Closing Date and required to be delivered pursuant to applicable “beneficial ownership,” “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and the Beneficial Ownership Regulation (31 C.F.R. § 1010.230), (viii) cause the Group Companies to facilitate the taking of all reasonable and customary corporate action, limited liability company action or other organizational action, as applicable, subject to the occurrence of the Closing, necessary to permit and/or authorize the consummation of the Debt Financing, (ix) assist Buyer with the (A) pledging and perfection of collateral, including delivery of all stock and other certificates representing equity interests in each of the Group Companies, as applicable, to the extent required in connection with the Debt Financing, and (B) provision of guarantees, in each case, supporting the Debt Financing; provided, that no pledge or guarantee shall be effective until the Closing, (x) request any customary payoff letters, lien terminations and/or other release documentation, as applicable, to be delivered pursuant to Section 2.04(c)(vii), (xi) furnishing due diligence information (including, subject to the receipt of customary non-reliance letters, reports prepared by third parties) requested by the Debt Financing Sources and (xii) otherwise cooperate in Buyer’s efforts to obtain the Debt Financing (including assisting with the preparation of, and executing and/or delivering, as applicable, on or prior to the Closing Date any definitive documentation for the Debt Financing (including, but not limited to, any credit agreements, guarantees, collateral agreements, hedging agreements, customary officer’s certificates, incumbencies, organizational documents, solvency certificates and other customary closing certificates and corporate resolutions, as applicable) and any customary consents of accountants for use of their reports in any materials relating to the Debt Financing); provided, in each case, that (A) none of Seller nor any of their Subsidiaries shall be required to incur any Liability (including the payment of any fees) in connection with the Financing prior to the Closing Date, (B) the pre-Closing Board of Directors or similar governing body of Seller and the directors and managers, as applicable, of Seller or any of their Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained, in each case, that would be effective prior to the Closing, (C) none of Seller nor any of their Subsidiaries shall be required to execute prior to the Closing Date any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Financing, in each case, that would be effective prior to the Closing, (D) except as expressly provided above, none of Seller nor any of their Subsidiaries shall be required to take any corporate actions that would be effective prior to the Closing Date to permit the consummation of the Financing, (E) none of Seller nor any of their Subsidiaries shall be required to take any action that would reasonably be expected to conflict with, or result in a violation or breach of, or default (with or without notice or lapse of time) under any Seller’s or any of its Subsidiaries’ organizational and governing documents, any applicable Law or any material Contract to which such Seller or any of its Subsidiaries is a party and (F) none of Seller nor any of their Subsidiaries shall be required to provide any assistance or cooperation that would (1) unreasonably interfere with its business operations, (2) cause any representation or warranty in this Agreement made by Seller to be breached, or (3) cause any conditions to Closing set forth in Article VIII to fail to be satisfied. None of Seller nor any of their Subsidiaries shall have any liability to Buyer in respect of any financial statements, other financial information, or data or other information provided pursuant to this Section 5.17, except to the extent any such liability arises out of or results from (x) the gross negligence or willful misconduct of Seller or any of its Subsidiaries, as determined by a final, non-appealable judgment of a court of competent jurisdiction. Notwithstanding anything in this Agreement to the contrary, (i) Buyer acknowledges and agrees that the obligations of Buyer pursuant to this Agreement are not subject to any conditions regarding the ability of Buyer or any Affiliate thereof to obtain any financing for the consummation of the transactions contemplated by this Agreement and (ii) the availability or the unavailability of any Debt Financing for any reason whatsoever, including without limitation due to a breach or failure to fund by any lender to Buyer or any of its Affiliates, is not, and shall not be, deemed a condition precedent to the consummations of the transactions contemplated hereunder. It is understood and agreed by the parties that the conditions set forth in Section 8.02(a) as applied to the obligations under this Section 5.17 shall be deemed to be satisfied unless the Debt Financing contemplated by the Debt Commitment Letter has not been obtained as a direct result of the Seller's willful and material breach of its obligation under this Section 5.17. To the extent Buyer reasonably believes Seller has committed a willful and material breach of this Section 5.17, Buyer shall provide Seller reasonably prompt written notice thereof and Seller shall have three (3) Business Days (or such longer period as may be agreed to by Buyer in its reasonable discretion) to cure or otherwise address such breach in a manner reasonably satisfactory to Buyer prior to any termination pursuant to Article IX.

(b)         Seller and its Subsidiaries hereby consent to the use of their logos in connection with the Debt Financing prior to the Closing Date; provided that such logos are used solely in a manner that is not intended or reasonably likely to (i) harm or disparage Seller or its Subsidiaries or their reputation, goodwill or marks, (ii) otherwise materially adversely affect Seller or any of its Subsidiaries or (iii) in any manner, violate any contractual obligations of Seller or any of its Subsidiaries existing as of the date hereof.

(c)        Notwithstanding any other provision set forth herein or in the Confidentiality Agreement, Seller agrees that Buyer and its Affiliates may share any confidential information with respect to Seller, its Subsidiaries, the Group Companies and the Business with any Debt Financing Source, potential lender and/or ratings agencies in connection with the Debt Financing; provided that Buyer and its Affiliates shall instruct such recipients to keep such information confidential.

Section 5.18        Financing.

(a)       Buyer shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable (in its reasonable judgment) to arrange and obtain the Financing on the terms and conditions described in (or more favorable than) the Commitment Letters, including using its commercially reasonable efforts to, as promptly as possible, (i) maintain in effect the Debt Commitment Letter until the consummation of the Closing (provided that, the Debt Commitment Letter may be amended, restated, amended and restated, supplemented, modified and/or replaced from time to time (x) as contemplated by the Debt Commitment Letter as of the date hereof and (y) to the extent not prohibited below), (ii) satisfy, or cause to be satisfied, on a timely basis, or obtain a waiver of, all conditions to Buyer obtaining the Debt Financing set forth in the Debt Commitment Letter (including the payment of any fees required as a condition to the Debt Financing) that are applicable to Buyer and within its control, (iii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letter (including any related flex provisions) or on such other customary terms, (iv) upon the satisfaction (or waiver) of the conditions set forth in the applicable Commitment Letters and all conditions herein (including, for the avoidance of doubt, the conditions set forth in Sections 8.01 and 8.02) to Buyer’s obligation to effect the Closing and (v) enforce its rights under the Debt Commitment Letter (in each case, other than those that can only be satisfied at the Closing), consummate the Financing at or prior to Closing. Buyer shall give Seller reasonably prompt written notice (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in a breach or default) by any party to any Commitment Letter of which Buyer becomes aware which, in any case, would reasonably be expected to delay, prevent or make less likely the availability of the Financing on the Closing Date, (B) if and when Buyer becomes aware that any portion of the Financing contemplated by any Commitment Letter that is necessary for the Financing Purposes may not be available on the Closing Date, (C) of the receipt by Buyer of any written notice or other written communication from a Debt Financing Source or the Guarantors with respect to any (1) actual or potential material breach, default, termination or repudiation by any party to any Commitment Letter or (2) material dispute or disagreement between or among any parties to any Commitment Letter that would reasonably be expected to prevent the Financing or delay the Financing on the Closing Date and (D) of any expiration or termination of any Commitment Letter (in each case, other than the termination of any Commitment Letter upon the consummation of the Closing); provided that, in no event will Buyer be under any obligation to disclose any information pursuant to the foregoing clauses (A), (B), (C) and (D) that is subject to attorney-client or similar privilege. As soon as reasonably practicable, Buyer shall provide any information available to Buyer and reasonably requested by Seller in writing relating to any circumstance referred to in clause (A), (B), (C) or (D) of the immediately preceding sentence; provided that, in no event will Buyer be under any obligation to disclose any information that is subject to attorney-client or similar privilege. Without limiting the foregoing, upon the reasonable written request of Seller, Buyer shall keep Seller informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing and provide to Seller executed copies of any material amendments, modifications or replacements of the Commitment Letters, including in connection with the Alternative Financing (as described below) (provided that any fees, pricing, interest rates, original issue discount, “flex” terms and other economic or commercially sensitive numbers and provisions set forth in any fee letters, engagement letters or other agreements that (x) in accordance with customary practice, are confidential by their terms or (y) are customarily redacted (including in connection with transactions of this type), and that do not add any conditions to the Financing or reduce the total amount of the Financing to an amount that, when taken together with the amount of all other sources then available to be funded on the Closing Date, would be less than the amount necessary to fund the Financing Purposes, may be redacted so as not to disclose such terms) and, solely to the extent such written notices or communications are not subject to attorney-client or similar privilege, copies of any of the written notices or communications described in the sentence immediately preceding the sentence immediately preceding this sentence. If any portion of the Financing becomes, or would reasonably be expected to become, unavailable (whether through expiration, termination or otherwise) on the terms and conditions contemplated in the applicable Commitment Letter (after taking into account flex terms) and such portion is reasonably required to satisfy all of Buyer’s obligations in respect of the Financing Purposes, Buyer shall use its commercially reasonable efforts to arrange and obtain alternative financing, including from alternative sources, on terms that in the aggregate are not materially less favorable to Buyer (including with respect to any conditions to the Financing) than the Financing contemplated by the applicable Commitment Letter (in each case, as determined by Buyer in good faith) and in an amount that is sufficient to replace any unavailable portion of the Financing that is necessary to fund the Financing Purposes (“Alternative Financing”) as promptly as practicable following the occurrence of such event, and the provisions of this Section 5.18 shall be applicable to the Alternative Financing, and for purposes of this Agreement all references to the Financing shall be deemed to include such Alternative Financing and all references to the applicable Commitment Letter shall include the commitment letter (or similar agreement) for the Alternative Financing; provided that, nothing in this Section 5.18 shall: (i) require Buyer or its Affiliates to take, or cause to be taken, any action that would cause any representation, warranty, covenant or agreement in this Agreement or any ancillary document to be breached in a manner that would result in the conditions set forth in Section 8.03(a) or 8.03(b), as applicable, not being satisfied or capable of being satisfied (unless such condition is waived by Seller) or (ii) require, and in no event shall the commercially reasonable efforts of Buyer be deemed or construed to require, Buyer (or any of its Affiliates) (A) to pay any fees (including original issue discount) or expenses or agree to pricing in excess (in the aggregate) of those contemplated by the Debt Commitment Letter, in each case, as in effect on the date of this Agreement or as may have been amended, modified or replaced in accordance with the terms of this Agreement, other than a de minimis increase (in the reasonable judgment of Buyer) to such fees, expenses and/or pricing in the aggregate, (B) to agree to conditionality or terms of the Debt Financing that are less favorable or more onerous (in the reasonable judgment of Buyer) in the aggregate, than those set forth in the Debt Commitment Letter (including the “flex” provisions), in each case, as in effect on the date of this Agreement, (C) to provide access to or disclose any information to Seller or its Representatives to the extent such access or disclosure would violate the attorney-client privilege, attorney work product protections or similar protections or (D) to seek Equity Financing from any source other than those counterparty to, and on the terms set forth in, the Equity Commitment Letter as in effect on the date of this Agreement. Buyer shall (1) comply with each Commitment Letter and (2) not permit, without the prior written consent of Seller (such consent not to be unreasonably withheld, delayed or conditioned), any material amendment or modification to be made to, or any termination (other than in connection with the consummation of the Closing), rescission or withdrawal of, or any material waiver of any provision or remedy under, any Commitment Letter if any such amendment, modification or waiver (individually or in the aggregate with any other amendments, modifications or waivers) would reasonably be expected to (x) reduce the aggregate amount of the Financing thereunder to be funded at Closing to an amount that, when taken together with all other sources then available to be funded on the Closing Date, would be less than the amount necessary to fund the Financing Purposes, or (y) impose any new or additional condition, or otherwise materially amend, modify or expand any condition, to the receipt of any portion of the Financing that is necessary to fund the Financing Purposes in a manner that would reasonably be expected to (I) delay or prevent the Closing Date, (II) make the funding of any portion of the Financing necessary to fund the Financing Purposes (or satisfaction of any condition to obtaining any portion of the Financing necessary to fund the Financing Purposes) less likely to occur or (III) materially and adversely impact (a) the ability of Buyer to enforce its rights against any other party to any Commitment Letter, (b) the ability of Buyer to consummate the transactions contemplated hereby or (c) the likelihood of the consummation of the transactions contemplated hereby; provided that, no consent of Seller shall be required (w) to add lenders, lead arrangers, bookrunners, syndication agents or similar creditworthy entities that have not executed the Debt Commitment Letter as of the date hereof or to replace any lenders, lead arrangers, bookrunners, syndication agents or similar creditworthy entities that have executed the Debt Commitment Letter and to assign or reassign or reallocate commitments or roles to such additional or replacement lenders, lead arrangers, bookrunners, syndication agents or similar entities in accordance with the terms of the Debt Commitment Letter (as in effect on the date hereof) and to grant customary rights (including customary approval rights) in connection therewith, and to make technical or ministerial changes related thereto, (x) to amend the Debt Commitment Letter to implement any “flex” provisions applicable thereto, (y) to increase the aggregate amount of the Debt Financing or (z) for any replacement of the Debt Financing contemplated above. Buyer shall provide notice to Seller promptly upon receiving the Financing. Notwithstanding anything to the contrary in this Agreement, compliance by Buyer with this Section 5.18 shall not relieve Buyer of its obligation to consummate the transactions contemplated by this Agreement, whether or not the Financing or Alternative Financing is available.

(b)        Buyer shall indemnify, defend and hold harmless Seller and its Subsidiaries, and their respective pre-Closing directors, officers, employees and representatives (collectively, the “Indemnitees”), from and against any and all Damages incurred, directly or indirectly, in connection with the Financing or any information provided in connection therewith; provided that, notwithstanding the foregoing, such indemnity shall not, as to any Indemnitee, be available to the extent that such Damages resulted from (w) the gross negligence or willful misconduct of such Indemnitee, as determined by a final non-appealable judgment of a court of competent jurisdiction, (x) a material breach of any obligations under this Agreement by such Indemnitee, as determined by a final non-appealable judgment of a court of competent jurisdiction or (y) any dispute solely among Indemnitees. Buyer shall promptly, upon written request by Seller, reimburse Seller and its Subsidiaries for all reasonable and documented out-of-pocket costs (including reasonable and documented attorneys’ fees and ratings agencies’ fees) incurred by Seller or their Subsidiaries in connection with the cooperation described in Section 5.17 or otherwise in connection with the Financing.

Section 5.19        Restrictive Covenants.

(a)        For a period of three (3) years following the Closing Date (the “Restricted Period”), Seller shall not, and Seller shall cause its direct and indirect Subsidiaries not to, directly or indirectly, (i) engage in, or own any interest in, acquire, manage or control any Person that is in any manner engaged in, the Business anywhere in the Restricted Territory or (ii) develop, create, deliver, engage in, provide, market, license, execute or sell any live event services or experiential marketing services, or any other services conducted by the Business as of the date hereof, to any Person in the Restricted Territory; provided, that nothing herein shall prohibit Seller from being a passive owner of not more than 2% of the outstanding stock of any class of a corporation which is publicly traded; provided, further, that nothing in this Section 5.19 shall be deemed to limit or restrict any business activities of the Retained Business that are conducted by the Retained Business as of the date hereof and as of the Closing.

(b)         During the Restricted Period, Seller shall not, and Seller shall cause its direct and indirect Subsidiaries not to, directly or indirectly, (i) solicit or attempt to solicit for employment, or induce or attempt to induce to leave the employ of Buyer or the Group Companies or their respective Affiliates or (ii) hire or attempt to hire, any Business Employee; provided, however, that (x) general solicitations to the public or general advertising not directly targeted at such employee shall not constitute a breach of Section 5.19(b)(i) and (y) Section 5.19(b)(ii) shall not restrict Seller or any of its direct or indirect Subsidiaries from hiring or attempting to hire any individual whose employment was terminated at least six (6) months prior to such time.

(c)        During the Restricted Period, Buyer shall not, and shall cause its direct and indirect Subsidiaries not to, directly or indirectly, (i) solicit or attempt to solicit for employment, or induce or attempt to induce to leave the employ of the Retained Companies or (ii) hire or attempt to hire, any individual set forth on Section 5.19(c) of the Disclosure Schedule that was, within the six (6) months prior thereto was, an employee of the Retained Companies; provided, however, that (x) general solicitations to the public or general advertising not directly targeted at such employee shall not constitute a breach of Section 5.19(c)(i) and (y) Section 5.19(c)(ii) shall not restrict Buyer or any of its direct or indirect Subsidiaries from hiring or attempting to hire any individual whose employment was terminated at least six (6) months prior to such time.

(d)       From and after the Closing, Seller shall not, and shall cause its Subsidiaries and direct its Representatives not to, directly or indirectly, make, publish, or communicate, or cause to be made, published or communicated, any statement or communication, whether written or oral, in any form or medium, that disparages, is defamatory against or is otherwise materially harmful to the reputation, business, or operations of the Group Companies or their respective Representatives. Notwithstanding the foregoing, nothing in this Agreement shall prohibit truthful testimony under oath in connection with a legal proceeding before an arbitrator or a court of competent jurisdiction.

(e)         Seller and Buyer each acknowledge and agree that the time, scope, and other provisions of this Section 5.19 have been specifically negotiated by sophisticated, commercial parties and specifically hereby agree that such time, scope and other provisions are reasonable under the circumstances for the purpose of protecting the value of the Business and the Group Companies, including goodwill. Seller and Buyer acknowledge and agree that if, at any time, despite the express agreement set forth in this Section 5.19, a court holds that any portion of this Section 5.19 is unenforceable because any of the restrictions therein are unreasonable, or for any other reason, such decision shall not affect the validity or enforceability of any of the other provisions of this Agreement, and the maximum restrictions of time or scope reasonable under the circumstances, as determined by such court, will be substituted for any such restrictions which are held unenforceable. If following the Closing, Seller sells, transfers or otherwise disposes all or substantially all of its assets to any Person, then proper provisions shall be made so that such transferee shall agree to be subject to all of the obligations set forth in this Section 5.19, which obligations may be enforced by Buyer and its Subsidiaries.

Section 5.20       Third-Party Consents. Prior to the Closing, Seller and Buyer shall use their respective commercially reasonable efforts to make any required notices and obtain third-party consents required by the Contracts set forth in Section 5.20 of the Disclosure Schedule as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, and by the other Transaction Documents. Notwithstanding the foregoing, neither Seller nor any of its Affiliates shall be required to make any payments to such third parties, provide any accommodation (financial or otherwise) or incur any Liability or commence any litigation in order to obtain any such consent.

Section 5.21       Transitional Trademark License. As of the Closing, except as expressly set forth in this Section 5.21, the Group Companies shall have no right, title, interest, license or any other right whatsoever in the Retained Marks, and neither Buyer nor any of the Group Companies have, pursuant to the Transaction Documents, obtained any such right, title, interest, license or other right in the Retained Marks. As promptly as practicable after Closing, but in no event later than six (6) months following the Closing, Buyer shall, and shall cause the Group Companies to, cease and discontinue any use of the Retained Marks and, at Buyer’s sole cost and expense, remove all Retained Marks from all marketing and promotional materials, invoices, business cards, schedules, displays, signs, stationery, packing materials and other supplies and similar materials, that were previously created and included in the inventory of the Group Companies and that incorporate the Retained Marks.  During such period, Buyer and the Group Companies shall have the right to continue to use such materials solely in the manner such materials and solely to the extent such Retained Marks were used in the operation of the Business prior to the Closing, and solely for purposes of transitioning the operation of the Business from the control of Seller to the control of Buyer. In connection with any use of the Retained Marks during such period, Buyer and the Group Companies agree to maintain the quality and goodwill of the Retained Marks. The parties hereto acknowledge and agree that the Retained Marks, together with any goodwill associated therewith, are solely owned by the Retained Companies. Notwithstanding the foregoing, nothing herein shall (a) require Buyer or the Group Companies to remove or cease use of any Retained Marks with respect to any materials or use that are viewed, consumed, and used solely internally, provided that Buyer and the Group Companies use commercially reasonable efforts to remove and cease use of the Retained Marks with respect to such materials and use in the ordinary course of business, or (b) prevent Buyer or the Group Companies from describing the current and historical Business and its relationship with Seller.

Section 5.22       Cash Balances. Seller shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to cause the amount of Cash and Cash Equivalents of the Group Companies as of the Closing to not exceed the amount set forth in Section 5.22 of the Disclosure Schedule; provided that the incurrence of any Taxes (by withholding or otherwise) arising from compliance with this section shall not be deemed to be commercially unreasonable.

ARTICLE VI
Tax Matters

Section 6.01        Tax Returns; Allocation of Taxes.

(a)          Tax Returns.

(i)          To the extent required or permitted by Law, the Parties shall (A) elect to close any taxable year of any Group Company for U.S. state and local Tax purposes as of the end of the day on the Closing Date and (B) elect pursuant to Treasury Regulation Section 1.245A-5(e)(3)(i) to close the taxable year of each Non-US Company that is a “controlled foreign corporation” (within the meaning of Section 957 of the Code), and the Parties and their Affiliates shall cooperate as necessary to effect any such elections and to provide each other with any information in respect thereof, including by (1) Seller delivering to Buyer a copy of the statement attached to Seller’s U.S. federal income tax return for the taxable year that includes the Closing Date making any such elections and (2) Buyer delivering to Seller proof of payment for any Taxes for any Pre-Closing Tax Period that are paid by any Non-US Company after the Closing Date.

(ii)       The Parties shall treat, and shall cause their Affiliates to treat, any deduction from taxable income of the Group Companies arising in connection with the transactions contemplated hereby, to the extent economically borne by Seller, as arising in Pre-Closing Tax Periods for purposes of this Agreement and for all Income Tax purposes, including for purposes of Treasury Regulation Section 1.1502-76(b)(1)(ii)(B), in each case, to the extent permitted under applicable law using a “more-likely-than-not” or higher level of confidence.

(iii)        Seller shall prepare or cause to be prepared (x) all Tax Returns related to the Business and the Group Companies which are due on or prior to the Closing and (y) all Combined Tax Returns. Such Tax Returns under clause (x) shall be prepared in a manner consistent with past practice of the Group Companies unless a different treatment is otherwise required by applicable Law.

(b)         Except as shall arise from the Pre-Closing Transfers (which shall be borne and timely paid by Seller), all excise, sales, use, value added, registration stamp, recording, documentary, conveyancing, property, transfer, and similar Taxes, levies, charges and fees arising from the transactions contemplated by the Transaction Documents (collectively, the “Transfer Taxes”) shall be borne and timely paid fifty percent (50%) by Buyer and fifty percent (50%) by Seller, and each party shall promptly reimburse the other party for its share of any Transfer Taxes to the extent paid by the other party. In addition, except for any Tax Returns that are required to be filed with respect to Transfer Taxes arising from the Pre-Closing Transfers (which shall be prepared and timely filed by Seller), Buyer shall prepare and timely file, or cause to be prepared and timely filed all Tax Returns that are required to be filed with respect to such Transfer Taxes (and Seller shall fully cooperate with such filings) with costs of such filings borne by the parties in the same proportion as indicated in the preceding sentence. For purposes of this Agreement, Seller shall be treated as having paid its fifty percent (50%) share of any Transfer Taxes to the extent such Transfer Taxes are taken into account in Unpaid Transaction Expenses, as finally determined pursuant to Section 2.05(c).

(c)        For purposes of determining Pre-Closing Tax Liability and Closing Date Net Working Capital, in the case of any Straddle Tax Period, (i) real, personal and intangible property Taxes and any other similar Taxes levied on a per diem basis of any Person for a Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Tax Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Tax Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of days in the Straddle Tax Period and (ii) any other Taxes of any Person for any Pre-Closing Tax Period (including income described in Section 951(a) or 951A(a) of the Code) shall be computed as if such Tax period ended at the end of the relevant Pre-Closing Tax Period (and for such purpose, the taxable period of any controlled foreign corporation, partnership or other pass-through entity in which any Group Company holds a beneficial interest shall be deemed to terminate at such time), provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a per diem basis. All determinations necessary to give effect to the allocation set forth in the previous sentence shall be made in a manner consistent with the prior practice of Seller or its Subsidiaries, as applicable; provided, that with respect to any income described in Section 951(a) or 951A(a) of the Code, the Parties acknowledge and agree that an election will be made pursuant to Treasury Regulation Section 1.245A-5(e)(3)(i) to close the taxable year of each Non-US Company that is a “controlled foreign corporation” (within the meaning of Section 957 of the Code).

(d)         Section 336(e) Election.

(i)           Seller and Buyer shall make, or cause to be made, a joint election for any US Company that is classified as a corporation for U.S. federal income tax purposes under Section 336(e) of the Code and under any applicable similar provisions of state law with respect to the purchase of the US Company Interests (all such elections being referred to collectively as a “Section 336(e) Election”) and at the Closing, Seller and Buyer shall execute three (3) copies of IRS Form 8883 (making appropriate adjustments to report the results of the Section 336(e) Election) or any successor form and any similar state forms.  Buyer and Seller shall cooperate fully in making the Section 336(e) Election, including filing and executing such additional forms, returns, elections, schedules and other documents required to effect and preserve timely elections in accordance with Treasury Regulation Section 1.336-2(h) (or any comparable provisions of state, local or non-U.S. Tax law), including all “Section 336(e) election statements” and “written, binding agreements” (each as described in the Treasury Regulations under Section 336(e) of the Code or any comparable provisions of state, local or non-U.S. Tax law) or any successor provisions; provided, however, that Buyer may provide Seller with written notice no later than ten (10) days prior to the Closing Date that it is electing for Seller and Buyer to make, or cause to be made, a joint election for any US Company that is classified as a corporation for U.S. federal income tax purposes under Section 338(h)(10) of the Code and under any applicable similar provisions of state law with respect to the purchase of the US Company Interests (all such elections being referred to collectively as an “Alternative Section 338(h)(10) Election”) in lieu of the Section 336(e) Election, in which case, the provisions of this Section 6.01(d) shall apply to the Alternative Section 338(h)(10) Election mutatis mutandis.

(ii)         Within ninety (90) days following the final determination of the Purchase Price pursuant to Section 2.05(c), Seller shall prepare (in accordance with, as applicable, Section 338(h)(10) or Section 336(e) of the Code and the Treasury Regulations thereunder and the principles set forth on Schedule 6.01(d)(ii)) and deliver to Buyer a schedule allocating, to the extent applicable, the “aggregate deemed asset disposition price,” as defined in Treasury Regulation Section 1.336-3 or the “aggregate deemed sale price” as defined in Treasury Regulations Section 1.338-4, among the assets of the US Companies (the “Allocation Schedule”).  Unless Buyer objects in writing to the Allocation Schedule within thirty (30) days after delivery of such Allocation Schedule, the Allocation Schedule shall be deemed to be accepted and agreed to by Buyer.   If the Buyer objects to the Allocation Schedule in writing within thirty (30) days after delivery of such Allocation Schedule, the Parties will attempt in good faith to resolve their disagreements.  If Buyer and Seller are unable to resolve any such disagreement within thirty (30) days after Buyer receives notice of objection from Seller, the Parties shall retain the Accountant to resolve any such disagreements; provided that the Accountant shall utilize the principles set forth on Schedule 6.01(d)(ii) and that the fees and expenses of the Accountant will be borne by the Parties in the same proportion as set forth in Section 2.05(c) hereof mutatis mutandis.  The determination of the Accountant shall be final and binding on all Parties (Allocation Schedule agreed to by the Parties or finally determined by the Accountant, the “Final Allocation Schedule”).  The Final Allocation Schedule shall be revised to take into account any adjustments to the total consideration paid hereunder, including adjustments pursuant to Section 2.05(d), Section 2.06, Section 7.09 and this Article VI, by taking into account the characteristics of, and events giving rise to the adjustment, in each case, pursuant to provisions of this Section 6.01(d)(ii).  The Parties agree that, for applicable Tax purposes, Buyer shall not be treated as receiving any payment from any Group Company or Sellers as a result of its assumption of any deferred revenue or similar liability in connection with the transactions contemplated by this Agreement. Buyer, Seller and their respective Affiliates shall file all Tax Returns in a manner consistent with the Final Allocation Schedule, unless otherwise required by a “determination” within the meaning of a Section 1313 of the Code (or analogous provision of state, local, or non-U.S. law).

Section 6.02       Cooperation on Tax Matters. Buyer and Seller shall use commercially reasonable efforts to cooperate fully, and Buyer shall use commercially reasonable efforts to cause each of its Subsidiaries, including the Group Companies, to cooperate fully, as and to the extent reasonably requested by the applicable other Party and at such applicable Party’s sole cost and expense, in connection with the preparation, execution and filing of Tax Returns and any audit, examination, inquiry, assessment, claim for refund, lawsuit, action, claim, arbitration, mediation or other proceeding at law or in equity by or before a Taxing Authority with respect to Taxes relating to the Group Companies (each a “Tax Claim”). Such cooperation shall include access to records and information which are reasonably relevant to any such Tax Return or Tax Claim, making personnel available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, executing Tax Returns and executing powers of attorney. Buyer shall cause its Affiliates, including the Group Companies, to (i) abide by all record retention agreements entered into with any Taxing Authority that have been made available to Buyer and (ii) to give the Seller thirty (30) days written notice prior to transferring, destroying or discarding any books and records with respect to Tax matters pertinent to the Business and the Group Companies relating to any taxable period beginning before the Closing Date. If Seller so requests, Buyer shall, and Buyer shall cause its Affiliates, including the Group Companies, to, allow Seller, at Seller’s sole cost and expense, to take possession of such books and records prior to transferring, destroying or discarding them.  Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to transfer to Buyer any Tax Returns or other Tax work papers of or including any of the Retained Companies (including with respect to Combined Taxes or Combined Tax Returns) to the extent not constituting Business Records; provided that Seller shall use commercially reasonable efforts to redact any such Tax work papers used to prepare both Combined Tax Returns and standalone Tax Returns in a manner to cause them to constitute “Business Records” for this purpose.

Section 6.03      Buyer Covenants. The determination of Closing Date Net Working Capital shall not take into account the effect of any of following actions that Buyer or its Affiliates (including, after the Closing, the Group Companies) take after Closing: (a) any action on the Closing Date other than in the ordinary course of business, except as otherwise contemplated by this Agreement or other Transaction Documents, (b) making, outside the ordinary course of business of the Group Companies (except as otherwise contemplated herein), or changing any Tax election, deemed Tax election or Tax accounting method that would be effective for any Pre-Closing Tax Period, (c) amending or re-filing any Tax Return of or including any Group Company for any Pre-Closing Tax Period, (d) extending or waiving, or causing to be extended or waived, or permitting the Group Companies to extend or waive, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period or (e) engaging in any voluntary disclosure or similar process or initiating communications with any Tax authority with respect to Taxes attributable to a Pre-Closing Tax Period or Straddle Tax Period. Buyer shall not make an election under Section 338(g) of the Code (or any corresponding provision of state, local or non-U.S. Tax Law) with respect to the acquisition of the Non-US Company Interests without the prior written consent of Seller, which consent may be granted or withheld by Seller in its sole discretion.

Section 6.04      Tax Sharing Agreements. Any and all existing Tax sharing, Tax allocation or Tax indemnity agreements, except for the Transaction Documents, between any Group Company, on the one hand, and any Retained Company, on the other hand, shall be terminated as of the Closing Date to the extent they relate to the Group Companies. Seller shall use commercially reasonable efforts to terminate (effective as of Closing) the Group Companies’ membership in any combined, consolidated, unitary, or similar tax groups that include any Group Companies, on the one hand, and any Retained Companies, on the other hand (and, to the extent not terminated by Closing, the Parties shall use commercially reasonable efforts to cooperate to give effect to any such terminations as soon as permissible under any applicable Law).

Section 6.05       Tax Claims. Buyer shall promptly notify Seller upon its receipt of notice of any Tax Claim with respect to Combined Taxes or a Combined Tax Return. All Tax Claims with respect to Combined Taxes or a Combined Tax Return shall be controlled by Seller i (at its sole cost and expense); provided that, (i) to the extent any such Tax Claim could reasonably result in adverse tax consequences that are not de minimis to any of the Group Companies or the Buyer or any of its Affiliates, Seller shall keep Buyer reasonably informed with respect to, and shall allow Buyer to reasonably participate in, the conduct of such Tax Claims (but solely to the extent such conduct relates to the Group Companies) and (ii) Seller shall be solely liable for any liability resulting from any such Tax Claim.

Section 6.06      Consolidated Group. Following the Closing, Seller shall indemnify, defend and hold harmless the Group Companies and the Buyer and any of its Affiliates from and against any Combined Taxes (other than any Taxes payable by any of the Group Companies under Pillar Two to the extent already taken into account the final determination of the Purchase Price).

Section 6.07       Post-Closing Payments. The parties agree that any (i) payment of any amounts in accordance with Section 2.05 or Section 7.09, (ii) payment of Deferred Purchase Price pursuant to Section 2.06 or (iii) payment made pursuant to this Article VI shall be treated as an adjustment to the Purchase Price (and allocated between US Holdco, GES Canada, GES UK (and each EMEA Company that is a direct Subsidiary of GES UK), and Viad UK based on the relative values attributed to each under Section 2.03(b), other than with respect to adjustments under clause (ii), which shall only be treated as an adjustment to the portion of the Purchase Price attributable to US Holdco) and to treat such adjustments consistently therewith for U.S. federal income and other applicable Tax purposes, to the extent permitted by applicable Law.

Section 6.08        Refunds. Buyer acknowledges and agrees that any refund (whether received by way of payment in cash, credit, offset or reduction in Tax Liability received in lieu of receipt of a refund, and, in each case, to the extent not already taken into account the final determination of the Purchase Price) of Purchase Price Adjustment Income Taxes or Combined Taxes (and interest thereon paid by the Governmental Authority) of or attributable to the Group Companies is intended for or should belong to the Retained Businesses pursuant to Section 5.05(b). Buyer shall pay any such refunds received to Seller pursuant to Section 5.05(b), net of any costs and expenses (including Taxes) payable by Buyer or any of its Affiliates as a result of obtaining or receiving such refund; provided that to the extent any such refunds are later disallowed or revoked by any Governmental Authority, Seller shall promptly pay back to Buyer the amount of any such refund together with any applicable interest and penalties imposed by any Governmental Authority.

ARTICLE VII
Employee Matters

Section 7.01       Transfers of Employment; Employee Communications and Consultations. Prior to the Closing, Seller shall, or shall cause its Affiliates to: (i) transfer the employment of each Transferred Business Employee to a Group Company, and (ii) transfer the employment of each Transferred Retained Business Employee to Seller or one of its Affiliates (other than the Group Companies). Seller shall assume, retain and indemnify Buyer for all Liabilities with respect to the Transferred Retained Business Employees. From and after the date hereof until the Closing Date, Buyer and Seller shall cooperate in good faith regarding any written communications to be distributed to any Business Employees relating to the transactions contemplated by this Agreement or post-Closing terms of employment and Buyer shall consult with Seller and obtain Seller’s consent before distributing any communications to any Business Employees, which consent will not be unreasonably withheld, conditioned or delayed. In addition, Buyer will reasonably cooperate and provide such information as Seller may reasonably request from time to time in connection with any information and consultations processes relating to the transactions contemplated by this Agreement with any Business Employees or any works council, union or other labor representative. Prior to the Closing, Seller and its Affiliates shall comply with their respective obligations to notify and consult with the relevant employee representative bodies or any labor tribunal with respect to the transactions contemplated by this Agreement under applicable Law and any Collective Bargaining Agreement or other Contract with an employee representative body. Seller and its Affiliates shall inform, negotiate and/or consult with, or obtain the formal advice of, any such employee representative bodies or labor tribunals as may be required or reasonably necessary to consummate the transactions contemplated by this Agreement, and Buyer shall reasonably cooperate with respect to the foregoing.

Section 7.02       Continuation of Benefits. With respect to each Continuing Employee, following the Closing until the one (1) year anniversary of the Closing Date or such longer period required by applicable Law, Buyer shall, and shall cause its Affiliates to (and shall cause any other Person providing compensation and benefits on their behalf to) provide to such Continuing Employee: (a) a base salary or regular hourly wage, as applicable, that is not less than the base salary or regular hourly wage, as applicable, provided to such Continuing Employee immediately prior to the Closing; (b) a target cash incentive opportunity that is not less than the target cash incentive opportunity provided to such Continuing Employee immediately prior to the Closing (excluding any transaction-based opportunity); (c) health, welfare, retirement, and other benefits (excluding any nonqualified deferred compensation plans, defined benefit plans and retiree medical or welfare plans or arrangements (together, the “Excluded Benefits”)) that are substantially comparable to those provided to such Continuing Employee immediately prior to the Closing; and (d) severance payments and benefits to each Continuing Employee whose employment is involuntarily terminated during such period in accordance the plans, programs and agreements set forth on with Section 7.02 of the Disclosure Schedule. Notwithstanding the foregoing, the terms and conditions of employment for any Business Employee covered by a Collective Bargaining Agreement shall continue to be governed by the applicable Collective Bargaining Agreement until its expiration, modification or termination.

Section 7.03      2024 Incentive Program. If the Closing Date occurs prior to the payment of amounts under the 2024 incentive compensation programs (including any amounts that are paid with respect to a quarterly, rather than an annual, period) set forth in Section 7.03 of the Disclosure Schedule (a “2024 Incentive Program”), Buyer shall cause each Continuing Employee to be paid such employee’s 2024 incentive compensation amount pursuant to the terms and conditions set forth in the applicable 2024 Incentive Program.

Section 7.04       Service Credit. With respect to each Continuing Employee, effective from and after the Closing, Buyer shall, and shall cause its Affiliates to, (a) recognize, for all purposes (other than for any purpose under the Excluded Benefits) under plans, programs and arrangements established or maintained by Buyer or its Affiliates for the benefit of such Continuing Employees, service with Seller and its Subsidiaries prior to the Closing to the extent such service was recognized under the corresponding Benefit Plan covering such Continuing Employee, including for purposes of eligibility, vesting and benefit levels and accruals, in each case, except where it would result in a duplication of benefits, (b) waive any pre-existing condition exclusion, actively-at-work requirement or waiting period under all employee health and other welfare benefit plans established or maintained by Buyer or its Affiliates for the benefit of the Continuing Employees, except to the extent such pre-existing condition, exclusion, requirement or waiting period would have applied to such individual under the corresponding Benefit Plan covering such Continuing Employee and (c)  provide full credit for any co-payments, deductibles or similar payments made or incurred by a Continuing Employees under a Benefit Plan that is a group health plan under a corresponding benefit plan maintained by Buyer or its Affiliates that is a group health plan covering such Continuing Employee prior to the Closing for the plan year in which the Closing occurs.

Section 7.05       401(k) Plan. Prior to the Closing, a Group Company shall adopt a tax qualified defined contribution 401(k) plan sponsored by a Group Company that will accept a transfer of assets and liabilities from the tax qualified defined contribution 401(k) plan sponsored by Seller, including participant promissory notes and vested and unvested account balances of the Continuing Employees (“Group Company 401(k) Plan”).

Section 7.06        Seller Benefit Plans. Seller and its Affiliates (other than the Group Companies) shall as of the Closing Date retain the sponsorship of, and be solely responsible for all Liabilities and obligations relating to or at any time arising under, pursuant to or in connection with any Seller Benefit Plan (including any claims incurred but not yet reported under any Seller Benefit Plan that is a self-funded group health or welfare plan) or any other benefit or compensation plan, program, policy, agreement, contract or arrangement of any kind at any time maintained, sponsored, or contributed to or required to be contributed to by Seller or any of its Affiliates (including the Group Companies) or under or with respect to which Seller or any of its Affiliates (including the Group Companies) has any current or contingent Liability or obligation (including, for the avoidance of doubt, any non-Group Company multiemployer plans (within the meaning of Section 4001(a)(3) or 3(37) of ERISA)), but excluding any Group Company Plan, any Multiemployer Plan and any Group Company 401(k) Plan. Without limiting the generality of the foregoing, Seller and its Affiliates (other than the Group Companies) shall be solely responsible for all Liabilities and obligations relating to any Seller incentive equity awards that vest or are settled or exercised following the Closing Date (including the employer portion of any employment, payroll, or similar Taxes associated therewith).

Section 7.07        Health and Welfare Benefit Plans. Prior to and effective as of January 1, 2025, a Group Company shall adopt health and welfare benefit plans (“Group Company Welfare Plans”) that are substantially identical to those health and welfare benefit plans covering the Continuing Employees located in the United States set forth in Section 3.16(a) of the Disclosure Schedule. Such Group Company Welfare Plans shall provide coverage to the Continuing Employees in accordance with the requirements of this Article VII (as such plans may be amended or terminated from time to time by a Group Company following January 1, 2025).

Section 7.08        Third-Party Rights. The provisions contained in this Agreement with respect to any Business Employee are included for the sole benefit of the Parties and shall not create any right in any other Person, including any Service Provider (or dependent or beneficiary of any of the foregoing). Nothing herein (a) shall be deemed an amendment to or creation of any plan providing benefits to any Business Employee (including any Benefit Plan), (b) shall obligate Buyer to adopt or maintain any particular compensatory or benefits arrangement, plan or program at any time or prevent Buyer from modifying or terminating any such arrangement, plan or program at any time or (c) shall be deemed to prohibit or restrict Buyer or any of its Subsidiaries from terminating the employment of any Continuing Employee following the Closing.

Section 7.09       Treatment of Certain Bonus Amounts. Within sixty (60) days following the date that is six (6) months following the Closing Date, Buyer shall reimburse, or cause to be reimbursed, Seller for any amounts that constitute Indebtedness or Unpaid Transaction Expenses that do not become payable pursuant to a Transaction Incentive Bonus Agreement due to the employee’s termination of employment for cause or voluntary resignation from employment with Buyer and its Affiliates prior to the payment of such amounts.

ARTICLE VIII
Conditions to Closing

Section 8.01    Conditions to the Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate, or cause to be consummated, the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by the Parties:

(a)         All waiting periods under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated and all waivers, consents, clearances, approvals and authorizations under the Regulatory Laws set forth in Section 8.01(a) of the Disclosure Schedule with respect to the transactions contemplated by this Agreement shall have been obtained (or, as applicable, the waiting periods with respect thereto shall have expired or been terminated) and shall remain in full force and effect; and

(b)         no Law enacted, entered, promulgated, enforced or issued by any Governmental Authority in a jurisdiction where Seller or Buyer has material assets or material business operations shall be in effect restraining, enjoining or prohibiting the consummation of the transactions contemplated by this Agreement.

Section 8.02       Conditions to the Obligations of Buyer. The obligations of Buyer to consummate, or cause to be consummated, the transactions contemplated by this Agreement are also subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Buyer:

(a)        Seller shall have performed in all material respects all covenants and obligations hereunder required to be performed by it at or prior to the Closing;

(b)         (i) the Fundamental Representations shall be true and correct in all material respects at and as of the Closing as if made at and as of the Closing (other than such representations and warranties that by their terms address matters only as of an earlier specified date, which shall be true and correct only as of such date) and (ii) the representations and warranties of Seller contained in Article III of this Agreement (other than the Fundamental Representations), without giving effect to materiality or Material Adverse Effect qualifications (other than the portions of any of the representations and warranties contained in Article III requiring the listing of matters based on materiality or similar qualifications), shall be true and correct at and as of the Closing as if made at and as of the Closing (other than such representations and warranties that by their terms address matters only as of an earlier specified date, which shall be true and correct only as of such date), except where the failure of such representations and warranties described in this clause (ii) to be so true and correct would not reasonably be expected to, individually or in the aggregate, have a Seller Material Adverse Effect;

(c)         no event that has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect shall have occurred since the date of this Agreement;

(d)         Seller shall have delivered to Buyer a certificate signed by an officer of Seller, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(c) have been satisfied; and

(e)         Seller shall have completed the Pre-Closing Transfers in accordance with this Agreement.

Section 8.03      Conditions to the Obligations of Seller. The obligations of Seller to consummate, or cause to be consummated, the transactions contemplated by this Agreement are also subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Seller:

(a)        Buyer shall have performed in all material respects all of its material obligations hereunder required to be performed by it at or prior to the Closing;

(b)       the representations and warranties of Buyer contained in Article IV of this Agreement, without giving effect to materiality or similar qualifications, shall be true and correct at and as of the Closing as if made at and as of the Closing (other than such representations and warranties that by their terms address matters only as of an earlier specified date, which shall be true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to, individually or in the aggregate, interfere with, prevent or delay the ability of Buyer to enter into and perform its obligations under the Transaction Documents to which it is a party or consummate the transactions contemplated thereby; and

(c)         Buyer shall have delivered to Seller a certificate signed by an officer of Buyer, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 8.03(a) and Section 8.03(b) have been fulfilled.

Section 8.04       Frustration of Conditions. Neither Buyer nor Seller may rely on the failure of any condition set forth in Section 8.02 or Section 8.03 to be satisfied if such failure was caused by the failure of Buyer, on the one hand, or Seller, on the other hand, respectively, to (a) use commercially reasonable efforts to consummate transactions contemplated hereby and (b) otherwise comply with their obligations under this Agreement.

ARTICLE IX
Termination

Section 9.01      Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a)          by mutual written agreement of Seller and Buyer;

(b)        by written notice from either Party to the other Party, if any Governmental Authority of competent jurisdiction where Seller or Buyer has material assets or material business operations has issued a final, non-appealable order, judgment, decree, ruling or injunction or taken any other Action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided that, this right of termination shall not be available to any Party whose failure to comply with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, such order, decree, ruling, injunction or other Action;

(c)         by written notice from Buyer to Seller, if there is a breach of any representation or warranty set forth in Article III hereof or any covenant or agreement to be complied with or performed by Seller pursuant to the terms of this Agreement, in each case, that would cause the failure of a condition set forth in Section 8.02 to be satisfied at the Closing; provided that, in each case under this clause (c), Buyer may not terminate this Agreement unless (i) Buyer has given written notice of such material breach to Seller and Seller has not cured such material breach by the earlier of thirty (30) days after receipt of such notice and the Outside Date or (ii) such breach is not capable of being cured; provided, further, that Buyer is not in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that any of the conditions of Section 8.03 would not be satisfied;

(d)        by written notice from Seller to Buyer, if there is a breach of any representation or warranty set forth in Article IV hereof or any covenant or agreement to be complied with or performed by Buyer pursuant to the terms of this Agreement, in each case, that would cause the failure of a condition set forth in Section 8.03 to be satisfied at the Closing; provided that, in each case under this clause (d), Seller may not terminate this Agreement unless (i) Seller has given written notice of such material breach to Buyer and Buyer has not cured such material breach by the earlier of thirty (30) days after receipt of such notice and the Outside Date or (ii) such breach is not capable of being cured; provided, further, that Seller is not in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that any of the conditions of Section 8.02 would not be satisfied;

(e)         by written notice from either Buyer to Seller or Seller to Buyer, if any of the conditions set forth in Sections 8.01, 8.02 and 8.03 of this Agreement, as applicable, have not been satisfied or waived on or before April 30, 2025 (the “Outside Date”); provided that this right of termination shall not be available to any Party whose failure to comply with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, the failure of the conditions provided in Sections 8.01, 8.02 and 8.03, as applicable, to be satisfied before such date; or

(f)        by written notice from Seller to Buyer, if (i) all of the conditions set forth in Section 8.01 and Section 8.02 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, (ii) Seller has irrevocably confirmed in writing that (A) all of the conditions set forth in Section 8.03 have been satisfied, or, to the extent permitted by applicable Law, waived by Seller, other than conditions with respect to actions the Parties are required to take at the Closing itself as provided in this Agreement and (B) Seller and the Group Companies are prepared to consummate the transactions contemplated by this Agreement and (iii) Buyer fails to consummate the Closing within two (2) Business Days following the date the Closing should have occurred pursuant to Section 2.04(a).

Section 9.02       Effect of Termination. Except as otherwise set forth in this Section 9.02 or Section 9.03, in the event of the valid termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void and have no effect, and there shall be no further obligations on the part of either Party, without any Liability on the part of any Party or its Affiliates, Representatives or stockholders, other than Liability of Seller or Buyer, as the case may be, for any intentional and willful breach of this Agreement or Fraud occurring prior to such termination. The provisions of Section 5.13, Section 5.18(b) this Section 9.02, Section 9.03, Article X and the Confidentiality Agreement shall survive any termination of this Agreement.

Section 9.03        Termination Fee.

(a)         In the event that Seller validly terminates this Agreement pursuant to Section 9.01(d) or Section 9.01(f), and at the time of, or prior to, such termination Seller would have been entitled to terminate this Agreement pursuant to Section 9.01(d) or Section 9.01(f), Buyer shall promptly and in any event within ten (10) Business Days of such termination, pay Seller a non-refundable termination fee, without offset or reduction of any kind, in an amount of $25,000,000 (the “Termination Fee”). Any Termination Fee payable pursuant to this Section 9.03(a) shall be paid by wire transfer of immediately available funds to one or more accounts specified by Seller in writing to Buyer. In no event shall Buyer be required to pay the Termination Fee on more than one occasion.

(b)       Notwithstanding anything to the contrary in this Agreement, in the event that the Termination Fee is paid pursuant to Section 9.03(a), Buyer shall not have any liability of any nature whatsoever to Seller with respect to any breach of this Agreement, the Commitment Letters or the Guaranty (and the termination hereof) or the failure of the Closing to occur, other than the liability of Buyer to pay (i) the Termination Fee in accordance with Section 9.03(a) and (ii) any amounts payable under Section 5.18(b), and such payments shall be the sole and exclusive remedy under this Agreement as liquidated damages for any and all losses or damages of any nature suffered or incurred by Seller or the Group Companies or any of their Affiliate in connection with this Agreement, the Commitment Letters, the Guaranty, the other Transaction Documents, or the transactions contemplated hereby or thereby; provided, however, that if Buyer fails to pay the Termination Fee when due, (A) Buyer shall additionally pay to Seller interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment at the rate of ten percent (10%) per annum and (B) if, in order to obtain such payment, Seller commences an Action that results in a judgment against Buyer, Buyer shall reimburse Seller for its costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Action. Seller and Buyer acknowledge and agree that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Seller in the circumstances in which the Termination Fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be uncertain and incapable of accurate determination.

(c)        From and after payment to Seller of the Termination Fee, (i) neither Buyer, nor the Equity Financing sources nor any of Buyer’s Affiliates or Representatives nor the parties to the Commitment Letters, the parties to the Guaranty, the Debt Financing Source Related Party nor any of their respective Affiliates or any of their respective former, current or future general or limited partners, equityholders, managers, members, directors, officers, agents or other Representatives shall have any liability to Seller, the Group Companies, or any of their respective Affiliates (or any other Person) relating to or arising out of this Agreement or the other Transaction Documents under any theory of law or equity or in respect of any representations, warranties or other agreements made or alleged to be made in connection herewith or therewith, through Buyer or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Buyer against any of its Affiliates or Representatives, or the Equity Financing sources, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or other applicable Law, or otherwise, and (ii) none of Seller, the Group Companies nor any Affiliate of the foregoing, nor any other Person (other than Buyer) shall be entitled to bring or maintain any Action against Buyer, any of its Affiliates or Representatives, or the Equity Financing sources arising out of this Agreement, the other Transaction Documents or any of the transactions contemplated hereby or thereby or any matters forming the basis for such termination. Under no circumstances shall the Group Companies or Seller be permitted or entitled to receive both a grant of specific performance resulting in the Closing and payment of the Termination Fee.

(d)         Buyer and Seller acknowledge and agree that the agreements contained in Section 9.02 and Section 9.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Buyer nor Seller would enter into this Agreement.

ARTICLE X
Miscellaneous

Section 10.01    No Survival. None of the representations, warranties, covenants or agreements set forth herein (or in any certificate delivered pursuant hereto) shall survive the Closing, other than each covenant and agreement set forth in this Agreement that by its terms is to be performed following the Closing, which shall survive the Closing until fully performed. No Party or any of its respective Affiliates shall have any Liability with respect to any representation, warranty, covenant or agreement from and after the time that such representation, warranty, covenant or agreement ceases to survive hereunder. Notwithstanding anything to the contrary herein, nothing in this Agreement shall limit, impair or prohibit Buyer’s or Seller’s right to make a claim in the case of Fraud.

Section 10.02     Notices. All notices and other communications between the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered by FedEx or other nationally recognized overnight delivery service; or (c) when delivered by email (without receiving an automated “bounceback” or similar reply declaring the email undeliverable) if sent before 6:00 p.m. on a Business Day and if sent after 6:00 p.m. on a Business Day or on a day that is not a Business Day, on the next Business Day, addressed as follows:

if to Buyer, to:

TL Voltron Purchaser, LLC
c/o Truelink Capital Management, LLC
10877 Wilshire Boulevard, Suite 660
Los Angeles, California 90024
Attn: ***
Email: ***
with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
555 California St., 27th Floor
San Francisco, California, 94104
Attention:	Sean Z. Kramer, P.C.
Jared D. Maher
Email:	sean.kramer@kirkland.com
jared.maher@kirkland.com

if to Seller, to:

Viad Corp
7000 East 1st Avenue
Scottsdale, Arizona, 85251
Attention: ***
Email: ***

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
330 North Wabash Ave, Suite 2800
Chicago, Illinois 60611
Attention:	Bradley C. Faris
Jason Morelli
Sean M. Parish
Email:	Bradley.Faris@lw.com
Jason.Morelli@lw.com
Sean.Parish@lw.com

or to such other address or addresses as a Party may from time to time designate in writing.

Section 10.03     Waiver. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent occurrence. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

Section 10.04     Expenses. Except as otherwise provided in this Agreement, each Party shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that the fees and expenses of the Accountant, if any, shall be paid in accordance with Section 2.05; provided, further, that Buyer shall pay all fees payable in connection with the R&W Insurance Policy, notwithstanding the requirement that Seller bear a portion of such fees as an “Unpaid Transaction Expense” hereunder.

Section 10.05     Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Party; provided, that, without the consent of Seller, (a) Buyer or, after the Closing, any Group Company may assign its rights under this Agreement to any Affiliate of such Person or any purchaser of all or substantially all of the assets or equity interests of such Person, provided, that such assignee agrees to be bound by this Agreement, and (b) Buyer may assign its interests in this Agreement to any Debt Financing Sources or any Affiliate of Buyer for collateral security purposes (including, for the avoidance of doubt, in connection with the Debt Commitment Letter and the documentation related to the Debt Financing); provided, further, that no assignment pursuant to the foregoing clauses (a) or (b) shall relieve Buyer of any obligation or liability hereunder.

Section 10.06   Governing Law. This Agreement, and all issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto, and all claims and disputes arising hereunder or in connection herewith, whether purporting to sound in contract or tort, or at law or in equity, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, including its statutes of limitation, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 10.07      Jurisdiction; Venue; Waiver of Jury Trial.

(a)         The Parties hereby agree and consent to be subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, to the extent such court declines jurisdiction, first to any federal court, or second, to any state court, each located in Wilmington, Delaware, and hereby waive the right to assert the lack of personal or subject matter jurisdiction or improper venue in connection with any such suit, action or other proceeding. In furtherance of the foregoing, each of the parties hereto (a) waives the defense of inconvenient forum, (b) agrees not to commence any suit, action or other proceeding arising out of this Agreement or any transactions contemplated hereby other than in any such court and (c) agrees that a final judgment in any such suit, action or other proceeding shall be conclusive and may be enforced in other jurisdictions by suit or judgment or in any other manner provided by Law.

(b)        EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND EACH OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.07(b).

(C)      NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES THAT IT WILL NOT BRING OR SUPPORT ANY ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD PARTY CLAIM OF ANY KIND OR DESCRIPTION, WHETHER AT LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST THE DEBT FINANCING SOURCE RELATED PARTY IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THE DEBT COMMITMENT LETTERS, DEBT FINANCING, OR THE PERFORMANCE THEREOF, IN ANY FORUM OTHER THAN THE STATE OR FEDERAL COURTS OF NEW YORK LOCATED IN NEW YORK COUNTY, STATE OF NEW YORK, AND THAT THE PROVISIONS OF SECTION 10.07(B) RELATING TO THE WAIVER OF JURY TRIAL SHALL APPLY TO ANY SUCH ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD PARTY CLAIM. THE PARTIES HEREBY AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10.02, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED.

Section 10.08     Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement and any amendments hereto, to the extent signed and delivered by means of electronic transmission in portable document format (“.pdf”), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of electronic transmission in .pdf to deliver a signature or the fact that any signature or agreement was transmitted or communicated through the use electronic transmission in pdf as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

Section 10.09      Rights of Third-Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the entities expressly named as parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing Prior Business Counsel, the Indemnified Parties and the Designated Persons shall be intended third-party beneficiaries of, and may enforce, Section 5.14 and Section 10.15.

Section 10.10     Entire Agreement. The Transaction Documents and the Confidentiality Agreement constitute the entire agreement between the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by any of the Parties or any of their respective Affiliates or Representatives relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings or agreements, oral or otherwise, relating to the transactions contemplated by the Transaction Documents exist between the Parties except, in each case, as expressly set forth in the Transaction Documents and the Confidentiality Agreement.

Section 10.11     Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner (but not necessarily by the same individuals) as this Agreement and which makes reference to this Agreement; provided, that no amendment or waiver to Section 9.03, Section 10.05, Section 10.07, Section 10.10, this Section 10.11, Section 10.14 and/or Section 10.17 (or any defined term used therein (or to any other provision or definition of this Agreement to the extent that such amendment or waiver would modify the substance of any such foregoing Section or defined term used therein)) that is materially adverse to any Debt Financing Source shall be effective as to such Debt Financing Source without the prior written consent of such Debt Financing Source.

Section 10.12      Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 10.13    Disclosure Schedule. The Parties acknowledge and agree that (a) the inclusion of any item, information or other matter in the Disclosure Schedule that is not required by this Agreement to be so included is solely for the convenience of Buyer, (b) the disclosure by Seller of any item, information or other matter in the Disclosure Schedule shall not be deemed to constitute an acknowledgement by Seller that such item, information or other matter is required to be disclosed by the terms of this Agreement or that such item, information or other matter is material, (c) if any section of the Disclosure Schedule lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedule or the statements contained in any Section of Article III reasonably apparent on its face, such item or information shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedule, (d) except as provided in clause (c) above, headings have been inserted in the Disclosure Schedule for convenience of reference only, (e) the Disclosure Schedule is qualified in its entirety by reference to specific provisions of this Agreement and (f) the Disclosure Schedule and the information and statements contained therein are not intended to broaden or constitute, and shall not be construed as broadening or constituting, representations, warranties or covenants of Seller except as and to the extent provided in this Agreement.

Section 10.14      Enforcement.

(a)        The Parties agree that irreparable damage would occur, and that the Parties would not have an adequate remedy at Law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as otherwise provided in this Section 10.14, the Parties shall be entitled to an injunction or injunctions to prevent breaches or anticipated breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any Party is entitled at Law or in equity. Each Party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, on the basis that a remedy of monetary damages would provide an adequate remedy.

(b)         The remedies available to Seller pursuant to this Section 10.14 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Seller from, in the alternative, seeking to terminate this Agreement and collect the Termination Fee under Section 9.03. For the avoidance of doubt, although Seller may pursue both a grant of specific performance to the extent permitted by this Section 10.14 and the payment of the Termination Fee, under no circumstances shall Seller be permitted or entitled to receive both a grant of specific performance to require Buyer to consummate the Closing and payment of the Termination Fee.

(c)         In furtherance of the foregoing, the Parties hereby further acknowledge and agree that prior to the Closing, Seller shall be entitled to specific performance (i) to enforce specifically the terms and provisions of, and to prevent or cure breaches of, this Agreement (including Section 5.18) by Buyer and (ii) to cause Buyer to draw down the full proceeds of the Financing and to cause Buyer to consummate the transactions contemplated hereby, including to effect the Closing in accordance with the terms and subject to the conditions in this Agreement, if, solely in the case of this clause (ii), (A) all conditions in Section 8.01 and Section 8.02 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, (B) Buyer fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.04, (C) the Debt Financing (or, if applicable, the Alternative Financing) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (D) Seller has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing (or, if applicable, the Alternative Financing) are funded, then the Closing will occur.

Section 10.15      Privileged Matters; Conflicts of Interest.

(a)        The Parties agree that their respective rights and obligations to maintain, preserve, assert or waive any attorney-client and work product privileges belonging to the other Parties with respect to the Business and the Retained Businesses (collectively, “Privileges”) shall be governed by the provisions of this Section 10.15(a). With respect to matters relating to the Retained Businesses, and with respect to all Business Records, documents, communications or other information (collectively, “Information”) of any of the Retained Companies prepared in connection with this Agreement or the transactions contemplated hereby, Seller shall have sole authority to determine whether to assert or waive any Privileges, including the right to assert any Privilege against Buyer and its Subsidiaries. Buyer shall not, and shall cause its Subsidiaries (including, after the Closing, the Group Companies) not to, take any action without the prior written consent of Seller that would reasonably be expected to result in any waiver of any such Privileges of Seller. After the Closing, Buyer shall have sole authority to determine whether to assert or waive any Privileges with respect to matters relating to the Business (except for Information prepared in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby). However, Buyer may not assert any such Privileges of Buyer related to pre-Closing advice or communications relating to the Business against the Retained Companies. Seller shall not, and shall cause its Subsidiaries not to, take any action after the Closing without the prior written consent of Buyer that would reasonably be expected to result in any waiver of any such Privileges of Buyer. The rights and obligations created by this Section 10.15 shall apply to all Information as to which the Retained Companies or the Group Companies would be entitled to assert or has asserted a Privilege without regard to the effect, if any, of the transactions contemplated hereby (the “Privileged Information”). Upon receipt by the Retained Companies, or Buyer or its Subsidiaries (including, after the Closing, the Group Companies), as the case may be, of any subpoena, discovery or other request from any third-party that actually or arguably calls for the production or disclosure of Privileged Information of the other or if the Retained Companies or Buyer or its Subsidiaries (including, after the Closing, the Group Companies), as the case may be, obtains knowledge that any current or former employee of the Retained Companies or the Group Companies has received any subpoena, discovery or other request from any third-party that actually or arguably calls for the production or disclosure of Privileged Information of the other Party, such Party shall promptly notify the other of the existence of the request and shall provide the other a reasonable opportunity to review the Information and to assert any rights it may have under this Section 10.15 or otherwise to prevent the production or disclosure of Privileged Information. Seller’s transfer of any Business Records or other Information to Buyer in accordance with this Agreement and Seller’s agreement to permit Buyer to obtain Information existing prior to the Closing are made in reliance on the Parties’ respective agreements, as set forth in Section 5.12 and this Section 10.15, to maintain the confidentiality of such Information and to take the steps provided herein for the preservation of all Privileges that may belong to or be asserted by Seller or Buyer, as the case may be. The access to Business Records and other Information being granted pursuant to Sections 5.02 and 5.11 and Article VI, the agreement to provide witnesses and individuals pursuant to Section 5.10 and the disclosure to Buyer and Seller of Privileged Information relating to the Business or the Retained Businesses pursuant to this Agreement in connection with the transactions contemplated hereby shall not be asserted by Seller or Buyer to constitute, or otherwise be deemed, a waiver of any Privilege that has been or may be asserted under this Section 10.15 or otherwise.

(b)         Conflicts of Interest. Buyer hereby waives and agrees not to assert, and after the Closing, Buyer shall cause the Group Companies to waive and not assert, any conflict of interest arising out of or relating to the representation, after the Closing, of any of the Retained Companies, or any of their respective officers, employees or directors (any such person, a “Designated Person”) in any matter involving this Agreement or any of the other Transaction Documents or transactions contemplated hereby or thereby, by Latham & Watkins LLP or any other legal counsel (“Prior Business Counsel”) currently or previously representing any Designated Person in connection with this Agreement or any of the other Transaction Documents or transactions contemplated hereby or thereby. Without limiting the foregoing, Buyer and Seller agree that, following the Closing, Prior Business Counsel may serve as counsel to any Designated Person in connection with any matters related to this Agreement and the transactions contemplated hereby, including any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding any representation by Prior Business Counsel prior to the Closing, and Buyer (on behalf of itself and its Subsidiaries (including, after the Closing, the Group Companies)) hereby agrees that, in the event that a dispute arises after the Closing between Buyer or any of its Subsidiaries (including, after the Closing, the Group Companies), on the one hand, and any Designated Person, on the other hand, Prior Business Counsel may represent one or more Designated Persons in such dispute even though the interests of such Person(s) may be directly adverse to Buyer or its Subsidiaries (including, after the Closing, the Group Companies) and even though Prior Business Counsel may have represented such Group Company in a matter substantially related to such dispute.

Section 10.16     Currency. Unless otherwise specified in this Agreement or as required by applicable Law, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in U.S. dollars.

Section 10.17      Financing Provisions. Notwithstanding anything to the contrary in this Agreement, Seller on behalf of itself, its Subsidiaries and each of its Affiliates hereby: (a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, relating to, arising out of or resulting from this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court, (b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing, (c) agrees not to bring or support or permit any of its Affiliates to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources in any way relating to, arising out of or resulting from this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon Seller or its Affiliates in any such proceeding shall be effective if notice is given in accordance with Section 10.02, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against the Debt Financing Sources in any way relating to, arising out of or resulting from this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Debt Financing Sources will have any liability to Seller, its Affiliates or any of its Representatives  relating to, arising out of or resulting from this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and the Seller (on behalf of itself and its Affiliates and Representatives) agrees not to commence any claim, action, suit, investigation or other proceeding against any Debt Financing Source with respect to the foregoing or otherwise and otherwise waives any claims or rights against any Debt Financing Source relating to or arising out of this Agreement, any Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether at law or in equity and whether in tort, contract or otherwise and agrees to cause any suit, action or proceeding asserted against any Debt Financing Sources by or on behalf of Seller, its Affiliates or any Representative thereof in connection with this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder to be dismissed or otherwise terminated and (h) agrees that the Debt Financing Sources are express third-party beneficiaries of, and may enforce, any of the provisions of Section 10.05, Section 10.11 and this Section 10.17, and that such provisions shall not be amended in any way materially adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

VIAD CORP

By: /s/ Steve Moster
Name: Steve Moster
Title: CEO

[Signature Page to Equity Purchase Agreement]

TL VOLTRON PURCHASER, LLC

By: /s/ Luke Myers
Name: Luke Myers
Title: President

[Signature Page to Equity Purchase Agreement]

EXHIBIT A

ACCOUNTING PRINCIPLES

See attached.

EXHIBIT B

FORM OF INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT

See attached.

EXHIBIT C

FORM OF INTELLECTUAL PROPERTY LICENSE AGREEMENT

See attached.

EXHIBIT D

FORM OF LLC INTEREST ASSIGNMENT AGREEMENT

See attached.

EXHIBIT E

R&W INSURANCE POLICY

See attached.

EXHIBIT F

SAMPLE CLOSING STATEMENT

See attached.

EXHIBIT G

FORM OF TRANSITION SERVICES AGREEMENT

See attached.